MISSISSIPPI POWER COMP


10012612

2009 Annual Report


MISSISSIPPI
POWER
A SOUTHERN COMPANY

CONTENTS
Mississippi Power Company 2009 Annual Report

SUMMARY

	2009	2008	Percent Change
Financial Highlights *(in thousands)*:			
Operating revenues	**$1,149,421**	**$1,256,542**	(8.5)
Operating expenses	**$993,364**	**$1,109,214**	(10.4)
Net income after dividends on preferred stock	**$84,967**	**$85,960**	(1.2)
Gross property additions	**$95,573**	**$139,250**	(31.4)
Total assets	**$2,072,681**	**$1,952,695**	6.1
Operating Data:			
Kilowatt-hour sales *(in thousands)*:			
Retail	**9,311,852**	**9,204,120**	1.2
Sales for resale - non-affiliates	**4,651,606**	**5,016,655**	(7.3)
Sales for resale - affiliates	**839,372**	**1,487,083**	(43.6)
Total	**14,802,830**	**15,707,858**	(5.8)
Customers served at year-end	**185,215**	**186,570**	(0.7)
Peak-hour demand, net *(in megawatts)*	**2,522**	**2,458**	2.6
Capitalization Ratios *(percent)*:			
Common stock equity	**55.6**	**61.2**	
Redeemable Preferred stock	**2.8**	**3.2**	
Long-term debt (excluding amounts due within one year)	**41.6**	**35.6**	
Return on Average Common Equity *(percent)*	**13.12**	**13.75**	
Ratio of Earnings to Fixed Charges *(times)*	**6.94**	**8.47**	

Letter to Investors
Mississippi Power Company 2009 Annual Report

Mississippi Power had solid financial results in 2009 despite difficult economic conditions. Net income after dividends on preferred stock was $85 million compared to $86 million in 2008. The return on average common equity for 2009 was 13.12 percent, compared to 13.75 percent earned the previous year.

In safety performance, the Company returned top results in the Fossil-Hydro Generation and the Transmission & Distribution categories. Mississippi Power was one of only three companies achieving the Southeastern Electric Exchange Incident Rate Goal of 0.62.

We continue to focus on the reliability of our transmission and distribution systems. During 2009, the duration of outages and the frequency of outages on these systems were the lowest within Southern Company. These are amazing results considering the damage our facilities suffered during Hurricane Katrina less than five years ago. In fact, our reliability is back to pre-Katrina levels.

The 2009 results for all generating units established a new record of 9,038 British Thermal Units (BTUs) per kilowatt-hour. The combined cycle natural gas-fired units achieved a net heat rate of 7,109 BTUs per kilowatt-hour – a record performance for these units.

Even with aging generating units and fewer resources, we achieved a record low peak season Equivalent Forced Outage Rate for 2009 of 0.76 percent. The skill of our leadership group and commitment of our employees are evident in these results.

Mississippi Power employees take their commitment to our communities seriously. In just seven years, our Community Connection and Family Connection organizations have donated more than $1.1 million to charities and humanitarian causes across Southeast Mississippi.

Employees give thousands of hours to collect and properly dispose of hazardous waste. They clean rivers and beaches, assist the disadvantaged, and dig deep in their pockets to support causes such as the Salvation Army Angel Tree project and United Way campaigns.

Our corporate culture is unlike any other. We are committed to making Mississippi Power an even better place to work. According to the annual employee survey, the Company's overall engagement index in 2009 was 4.40 compared to the industry benchmark of 4.08.

We are focused on the future and ensuring that an ample supply of environmentally friendly and affordable electric energy is available to sustain and grow the economy of Southeast Mississippi.

In 2009, we were dedicated to documenting the need for additional generating capacity by the middle of the decade. The Mississippi Public Service Commission agreed with us and issued an order stating that the Company needed new generation to meet its legal obligation to serve the energy needs of the public in its certificated territory.

The future of Mississippi is bright. We appreciate your continued support and confidence.

Sincerely,



President and Chief Executive Officer
April 22, 2010

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Mississippi Power Company 2009 Annual Report

The management of Mississippi Power Company (the "Company") is responsible for establishing and maintaining an adequate system of internal control over financial reporting as required by the Sarbanes-Oxley Act of 2002 and as defined in Exchange Act Rule 13a-15(f). A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Under management's supervision, an evaluation of the design and effectiveness of the Company's internal control over financial reporting was conducted based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2009.

This Annual Report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report.



Anthony J. Topazi
President and Chief Executive Officer



Frances Turnage
Vice President, Treasurer, and Chief Financial Officer

February 25, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mississippi Power Company

We have audited the accompanying balance sheets and statements of capitalization of Mississippi Power Company (the "Company") (a wholly owned subsidiary of Southern Company) as of December 31, 2009 and 2008, and the related statements of income, comprehensive income, common stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements (pages 29 to 70) present fairly, in all material respects, the financial position of Mississippi Power Company at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.



Atlanta, Georgia
February 25, 2010

OVERVIEW

Business Activities

Mississippi Power Company (the Company) operates as a vertically integrated utility providing electricity to retail customers within its traditional service area located within the State of Mississippi and to wholesale customers in the Southeast.

Many factors affect the opportunities, challenges, and risks of the Company's business of selling electricity. These factors include the ability to maintain a constructive regulatory environment, to maintain energy sales given the effects of the recession, and to effectively manage and secure timely recovery of rising costs. The Company has various regulatory mechanisms that operate to address cost recovery.

Appropriately balancing required costs and capital expenditures with reasonable retail rates will continue to challenge the Company for the foreseeable future. Hurricane Katrina, the worst natural disaster in the Company's history, hit the Gulf Coast of Mississippi in August 2005, causing substantial damage to the Company's service territory. All of the Company's 195,000 customers were without service immediately after the storm. Through a coordinated effort with Southern Company, as well as non-affiliated companies, the Company restored power to all who could receive it within 12 days. However, due to obstacles in the rebuilding process coupled with the recessionary economy, as of December 31, 2009, the Company had over 8,800 fewer retail customers as compared to pre-storm levels. See Note 1 to the financial statements under "Government Grants" and Note 3 to the financial statements under "Retail Regulatory Matters – Storm Damage Cost Recovery" for additional information.

The Company's retail base rates are set under the Performance Evaluation Plan (PEP), a rate plan approved by the Mississippi Public Service Commission (PSC). PEP was designed with the objective to reduce the impact of rate changes on the customer and provide incentives for the Company to keep customer prices low and customer satisfaction and reliability high.

Key Performance Indicators

In striving to maximize shareholder value while providing cost-effective energy to customers, the Company continues to focus on several key indicators. These indicators are used to measure the Company's performance for customers and employees.

In recognition that the Company's long-term financial success is dependent upon how well it satisfies its customers' needs, the Company's retail base rate mechanism, PEP, includes performance indicators that directly tie customer service indicators to the Company's allowed return. PEP measures the Company's performance on a 10-point scale as a weighted average of results in three areas: average customer price, as compared to prices of other regional utilities (weighted at 40%); service reliability, measured in outage minutes per customer (40%); and customer satisfaction, measured in a survey of residential customers (20%). See Note 3 to the financial statements under "Retail Regulatory Matters – Performance Evaluation Plan" for more information on PEP.

In addition to the PEP performance indicators, the Company focuses on other performance measures, including broader measures of customer satisfaction, plant availability, system reliability, and net income after dividends on preferred stock. The Company's financial success is directly tied to the satisfaction of its customers. Management uses customer satisfaction surveys to evaluate the Company's results. Peak season equivalent forced outage rate (Peak Season EFOR) is an indicator of plant availability and efficient generation fleet operations during the months when generation needs are greatest. The rate is calculated by dividing the number of hours of forced outages by total generation hours. The actual EFOR performance for 2009 was the best in the history of the Company. Net income after dividends on preferred stock is the primary measure of the Company's financial performance. Recognizing the critical role in the Company's success played by the Company's employees, employee-related measures are a significant management focus. These measures include safety and inclusion. The 2009 safety performance of the Company was the third best in the history of the Company with an Occupational Safety and Health Administration Incidence Rate of 0.62. This achievement resulted in the Company being recognized as one of the top in safety performance among all utilities in the Southeastern Electric Exchange. Inclusion initiatives resulted in performance at target levels for the year.

The Company's 2009 results compared with its targets for some of these key indicators are reflected in the following chart.

Key Performance Indicator	2009 Target Performance	2009 Actual Performance
Customer Satisfaction	Top quartile in customer surveys	Top quartile
Peak Season EFOR	3.0% or less	0.76%
Net income after dividends on preferred stock	$83.5 million	$85.0 million

See RESULTS OF OPERATIONS herein for additional information on the Company's financial performance. The performance achieved in 2009 reflects the continued emphasis that management places on all of these indicators, as well as the commitment shown by employees in achieving or exceeding management's expectations.

Earnings

The Company's net income after dividends on preferred stock was $85.0 million in 2009 compared to $86.0 million in 2008. The 1.2% decrease in 2009 was primarily the result of decreases in wholesale energy revenues and total other income and (expense) primarily resulting from an increase in interest expense and decreases in contracting work performed for customers, as well as an increase in income tax expense. These decreases in earnings were partially offset by an increase in territorial base revenues primarily due to a wholesale base rate increase effective January 2009 and higher demand as well as a decrease in other non-fuel related expenses. See Note 3 to the financial statements under "FERC Matters" for additional information.

Net income after dividends on preferred stock was $86.0 million in 2008 compared to $84.0 million in 2007. The 2.4% increase in 2008 was primarily the result of an increase in territorial base revenues due to a retail base rate increase effective January 2008 and an increase in wholesale capacity revenues, partially offset by an increase in depreciation and amortization primarily due to the amortization of regulatory items, an increase in non-fuel related expenses, and an increase in charitable contributions. See Note 3 to the financial statements under "Retail Regulatory Matters" for additional information.

Net income after dividends on preferred stock was $84.0 million in 2007 compared to $82.0 million in 2006. The 2.4% increase in 2007 was primarily the result of an increase in territorial base revenues due to a retail base rate increase effective April 1, 2006, territorial sales growth, and an increase in total other income and (expense) as a result of charitable contributions in 2006. These factors were partially offset by an increase in non-fuel related expenses and an increase in depreciation and amortization expenses.

RESULTS OF OPERATIONS

A condensed statement of income follows:

	Amount	Increase (Decrease) from Prior Year		
	2009	**2009**	2008	2007
		(in millions)		
Operating revenues	**$1,149.4**	**$(107.1)**	$142.8	$104.5
Fuel	**519.7**	**(66.8)**	92.2	55.6
Purchased power	**91.9**	**(34.6)**	30.7	22.6
Other operations and maintenance	**246.8**	**(13.3)**	4.8	18.6
Depreciation and amortization	**70.9**	**(0.1)**	10.7	13.5
Taxes other than income taxes	**64.1**	**(1.0)**	4.8	(0.6)
Total operating expenses	**993.4**	**(115.8)**	143.2	109.7
Operating income	**156.0**	**8.7**	(0.4)	(5.2)
Total other income and (expense)	**(19.1)**	**(7.8)**	(1.1)	10.9
Income taxes	**50.2**	**1.9**	(3.4)	3.7
Net income	**86.7**	**(1.0)**	1.9	2.0
Dividends on preferred stock	**1.7**	**-**	-	-
Net income after dividends on preferred stock	**$ 85.0**	**$ (1.0)**	$ 1.9	$ 2.0

Operating Revenues

Details of the Company's operating revenues in 2009 and the prior two years were as follows:

	Amount		
	2009	2008	2007
		(in millions)	
Retail – prior year	**$ 785.4**	$ 727.2	$ 647.2
Estimated change in –			
Rates and pricing	**0.6**	18.8	8.7
Sales growth (decline)	**(1.3)**	(1.1)	12.3
Weather	**1.7**	(1.8)	(2.5)
Fuel and other cost recovery	**4.5**	42.3	61.5
Retail – current year	**790.9**	785.4	727.2
Wholesale revenues –			
Non-affiliates	**299.3**	353.8	323.1
Affiliates	**44.5**	100.9	46.2
Total wholesale revenues	**343.8**	454.7	369.3
Other operating revenues	**14.7**	16.4	17.2
Total operating revenues	**$1,149.4**	$1,256.5	$1,113.7
Percent change	**(8.5)%**	12.8%	10.4%

Total retail revenues for 2009 increased 0.7% when compared to 2008 primarily as a result of slightly higher energy sales and fuel revenues. Total retail revenues for 2008 increased 8.0% when compared to 2007 primarily as a result of a retail base rate increase effective in January 2008 and higher fuel revenues. Total retail revenues for 2007 increased 12.4% when compared to 2006 primarily as a result of an increase in territorial sales growth, a retail base rate increase effective in April 2006, and the Environmental Compliance Overview (ECO) Plan rate increase effective in May 2007. See "Energy Sales" below for a discussion of changes in the volume of energy sold, including changes related to sales growth (or decline) and weather.

Electric rates for the Company include provisions to adjust billings for fluctuations in fuel costs, including the energy component of purchased power costs. Under these provisions, fuel revenues generally equal fuel expenses, including the fuel component of purchased power, and do not affect net income. See FUTURE EARNINGS POTENTIAL – "PSC Matters – Fuel Cost Recovery" herein for additional information. The fuel and other cost recovery revenues increased in 2009 when compared to 2008 primarily as a result of higher recoverable fuel costs. Recoverable fuel costs include fuel and purchased power expenses reduced by the fuel portion of wholesale revenues from energy sold to customers outside the Company's service territory. The fuel and other cost recovery revenues increased in 2008 when compared to 2007 primarily as a result of the increase in fuel and purchased power expenses. The fuel and other cost recovery revenues increased in 2007 when compared to 2006 as a result of higher fuel costs.

Wholesale revenues from sales to non-affiliates will vary depending on the market cost of available energy compared to the cost of the Company and Southern Company system-owned generation, demand for energy within the Southern Company service territory, and availability of Southern Company system generation. Wholesale revenues from sales to non-affiliates decreased $54.5 million, or 15.4%, in 2009 as compared to 2008 as a result of a $54.1 million decrease in energy revenues, of which $27.6 million was associated with lower fuel prices and $26.4 million was associated with a decrease in kilowatt-hour (KWH) sales, and a $0.5 million decrease in capacity revenues. Wholesale revenues from sales to non-affiliates increased $30.7 million, or 9.5%, in 2008 as compared to 2007 as a result of a $30.4 million increase in energy revenues, of which $40.4 million was associated with higher fuel prices and a $0.3 million increase in capacity revenues, partially offset by a $10.0 million decrease in KWH sales. Wholesale revenues from sales to non-affiliates increased $54.3 million, or 20.2%, in 2007 as compared to 2006 as a result of a $51.5 million increase in energy revenues, of which $32.0 million was associated with increased KWH sales and $19.5 million was associated with higher fuel prices, and a $2.8 million increase in capacity revenues.

Included in wholesale revenues from sales to non-affiliates are revenues from rural electric cooperative associations and municipalities located in southeastern Mississippi. The related revenues increased 1.5%, 8.3%, and 12.6%, in 2009, 2008, and 2007, respectively. The 2009 increase was driven by higher demand which was the result of some brief periods of weather extremes and a base rate increase effective in January 2009. The customer demand experienced by these utilities is determined by factors very similar to those experienced by the Company.

Short-term opportunity energy sales are also included in sales for resale to non-affiliates. These opportunity sales are made at market-based rates (MBRs) that generally provide a margin above the Company's variable cost to produce the energy.

Wholesale revenues from sales to affiliated companies within the Southern Company system will vary from year to year depending on demand, availability and cost of generating resources at each company. These affiliated sales and purchases are made in accordance with the Intercompany Interchange Contract (IIC), as approved by the Federal Energy Regulatory Commission (FERC). Wholesale revenues from sales to affiliated companies decreased 55.9% in 2009 when compared to 2008, increased 118.6% in 2008 when compared to 2007, and decreased 39.5% in 2007 when compared to 2006. These energy sales do not have a significant impact on earnings since the energy is generally sold at marginal cost.

Other operating revenues in 2009 decreased $1.7 million, or 10.6%, from 2008 primarily due to a $1.0 million decrease in transmission revenues. Other operating revenues in 2008 decreased $0.9 million, or 5.0%, from 2007 primarily due to a sale of oil inventory and a customer contract buyout in 2007 totaling $0.9 million. Other operating revenues in 2007 increased $0.5 million, or 2.9%, from 2006 primarily due to a $1.0 million increase in miscellaneous revenues from a sale of oil inventory during the year, partially offset by a $0.6 million decrease in rent from electric property.

Energy Sales

Changes in revenues are influenced heavily by the change in the volume of energy sold from year to year. KWH sales for 2009 and percent change by year were as follows:

	KWHs	Percent Change		
	2009	**2009**	2008	2007
	(in millions)			
Residential	**2,092**	**(1.4)%**	(0.6)%	0.8%
Commercial	**2,851**	**(0.2)**	(0.7)	7.5
Industrial	**4,330**	**3.4**	(3.0)	4.2
Other	**39**	**0.0**	0.3	4.9
Total retail	**9,312**	**1.2**	(1.7)	4.4
Wholesale				
Non-affiliated	**4,652**	**(7.3)**	(3.3)	12.1
Affiliated	**839**	**(43.6)**	44.9	(38.9)
Total wholesale	**5,491**	**(15.6)**	4.7	(1.5)
Total energy sales	**14,803**	**(5.8)**	0.8	2.0

Changes in retail energy sales are comprised of changes in electricity usage by customers, changes in weather, and changes in the number of customers. Residential energy sales decreased 1.4% in 2009 compared to 2008 due to the recessionary economy and a declining number of customers. Residential energy sales decreased 0.6% in 2008 compared to 2007 due to decreased customer usage mainly due to the recessionary economy and unfavorable summer weather. Residential energy sales increased 0.8% in 2007 compared to 2006, primarily due to more favorable weather conditions, which offset slow customer growth.

Commercial energy sales decreased 0.2% in 2009 compared to 2008 due to the recessionary economy and a net decline in commercial customers. Commercial energy sales decreased 0.7% in 2008 compared to 2007 due to unfavorable weather and slower than expected customer growth due to the economy. Commercial energy sales increased 7.5% in 2007 compared to 2006 due to customer growth mainly in the casino and hotel industries.

Industrial energy sales increased 3.4% in 2009 compared to 2008 due to increased production of some of the Company's industrial customers and the impacts of Hurricane Gustav, which negatively impacted industrial energy sales in 2008. Industrial energy sales decreased 3.0% in 2008 compared to 2007 due to lower customer use from the recessionary economy. Industrial energy sales increased 4.2% in 2007 compared to 2006 due to continued recovery after Hurricane Katrina.

Wholesale energy sales to non-affiliates decreased 7.3% and 3.3% and increased 12.1% in 2009, 2008, and 2007, respectively. Included in wholesale sales from sales to non-affiliates are sales from rural electric cooperative associations and municipalities located in southeastern Mississippi. Compared to the prior year, KWH sales to these customers remained at the same levels in 2009 despite the recessionary economy and unfavorable weather, decreased 0.9% in 2008 due to slowing growth and unfavorable weather, and increased 4.3% in 2007 due to growth in the service territory. KWH sales to non-territorial customers located outside the Company's service territory decreased 29.0% in 2009 as compared to 2008 primarily due to fewer short-term opportunity sales related to lower gas prices. KWH sales to non-territorial customers located outside the Company's service territory decreased 9.6% in 2008 as compared to 2007 primarily due to lower off-system sales. KWH sales to non-territorial customers increased 41.0% in 2007 as compared to 2006 primarily due to more off-system sales. Wholesale sales to non-affiliates will vary depending on the market cost of available energy compared to the cost of the Company and Southern Company system-owned generation, demand for energy within the Southern Company service territory, and availability of Southern Company system generation.

Wholesale energy sales to affiliates decreased 43.6% in 2009 as compared to 2008 primarily due to a decrease in the Company's generation and an increase in territorial sales, resulting in less capacity available to sell to affiliate companies. Wholesale energy sales to affiliates increased 44.9% in 2008 as compared to 2007 primarily due to the availability of the Company's lower cost generation resources for sale to affiliated companies. Wholesale energy sales to affiliates decreased 38.9% in 2007 when compared to 2006 primarily due to a decrease in the Company's generation and an increase in territorial sales, resulting in less capacity available to sell to affiliate companies.

Fuel and Purchased Power Expenses

Fuel costs constitute the single largest expense for the Company. The mix of fuel sources for generation of electricity is determined primarily by demand, the unit cost of fuel consumed, and the availability of generating units. Additionally, the Company purchases a portion of its electricity needs from the wholesale market. Details of the Company's electricity generated and purchased were as follows:

	2009	2008	2007
Total generation *(millions of KWHs)*	**12,970**	14,324	14,119
Total purchased power *(millions of KWHs)*	**2,539**	2,091	2,084
Sources of generation *(percent)* –			
Coal	**48**	67	69
Gas	**52**	33	31
Cost of fuel, generated *(cents per net KWH)* –			
Coal	**4.29**	3.52	2.92
Gas	**4.43**	6.83	6.25
Average cost of fuel, generated *(cents per net KWH)*	**4.36**	4.43	3.78
Average cost of purchased power *(cents per net KWH)*	**3.62**	6.05	4.60

Fuel and purchased power expenses were $611.6 million in 2009, a decrease of $101.4 million, or 14.2%, below the prior year costs. This decrease was primarily due to a $69.9 million decrease in the cost of fuel and purchased power and a $31.5 million decrease related to total KWHs generated and purchased. Fuel and purchased power expenses were $713.1 million in 2008, an increase of $122.9 million, or 20.8%, above the prior year costs. This increase was primarily due to a $116.5 million increase in the cost of fuel and purchased power and a $6.4 million increase related to total KWHs generated and purchased. Fuel and purchased power expenses were $590.1 million in 2007, an increase of $78.3 million, or 15.3%, above the prior year costs. This increase was primarily due to a $63.8 million increase in the cost of fuel and purchased power and a $14.5 million increase related to total KWHs generated and purchased.

Fuel expense decreased $66.8 million in 2009 as compared to 2008. Approximately $8.1 million of the reduction in fuel expenses resulted primarily from lower gas prices and a $58.7 million decrease in generation from Company-owned facilities. Fuel expense increased $92.2 million in 2008 as compared to 2007. Approximately $86.1 million in additional fuel expenses resulted from higher coal, gas, and transportation prices and a $6.1 million increase in generation from Company-owned facilities. Fuel expense increased $55.6 million in 2007 as compared to 2006. Approximately $56.8 million in additional fuel expenses resulted from higher coal, gas, transportation prices, and emissions allowances, which were partially offset by a $1.2 million decrease in generation from Company-owned facilities.

Purchased power expense decreased $34.6 million, or 27.4%, in 2009 when compared to 2008. The decrease was primarily due to a $61.8 million decrease in the cost of purchased power, partially offset by a $27.2 million increase in the amount of energy purchased which was due to lower cost opportunity purchases. Purchased power expense increased $30.7 million, or 32.0%, in 2008 when compared to 2007. The increase was primarily due to a $30.4 million increase in the cost of purchased power. Purchased power expense increased $22.6 million, or 30.9%, in 2007 when compared to 2006. The increase was primarily due to a $7.0 million increase in the cost of purchased power and a $15.6 million increase in the amount of energy purchased which was partially due to a decrease in generation resulting from plant outages. Energy purchases vary from year to year depending on demand and the availability and cost of the Company's generating resources. These expenses do not have a significant impact on earnings since the energy purchases are generally offset by energy revenues through the Company's fuel cost recovery clause.

Coal prices continued to be influenced by worldwide demand from developing countries, as well as increased mining and fuel transportation costs. While coal prices reached unprecedented high levels in 2008, the recessionary economy pushed prices downward in 2009. However, the lower prices did not fully offset the higher priced coal already in inventory and under long-term contract. Demand for natural gas in the United States also was affected by the recessionary economy leading to significantly lower natural gas prices.

Fuel expenses generally do not affect net income, since they are offset by fuel revenues under the Company's fuel cost recovery clause. See FUTURE EARNINGS POTENTIAL – "PSC Matters – Fuel Cost Recovery" and Note 1 to the financial statements under "Fuel Costs" for additional information.

Other Operations and Maintenance Expenses

Total other operations and maintenance expenses decreased $13.3 million in 2009 as compared to 2008 primarily due to a decrease of $12.2 million in transmission, distribution, customer service, and administrative and general expenses driven by overall reductions in spending in an effort to offset the effects of the recessionary economy. Also contributing to the decrease was an $8.3 million reduction in generation outage expenses in 2009. These decreases were partially offset by a $3.9 million increase in expenses for the combined cycle long-term service agreement due to a 36% increase in operating hours as a result of lower gas prices. Also offsetting the decrease was $3.4 million resulting from the 2008 reclassification of generation construction screening expenses to a regulatory asset upon the FERC's acceptance of the wholesale filing in October 2008.

Total other operations and maintenance expenses increased $4.8 million in 2008 as compared to 2007 primarily due to a $6.9 million increase in transmission and distribution expenses, an increase in administrative expenses primarily resulting from the reclassification of System Restoration Rider (SRR) revenues of $3.8 million to expense pursuant to an order from the Mississippi PSC dated January 9, 2009, a $1.9 million increase in generation-related environmental expenses, and a $1.1 million increase in generation operations and outage-related expenses. These increases were partially offset by a $9.3 million reclassification of generation construction screening expenses to a regulatory asset upon the FERC's acceptance of the wholesale filing in October 2008.

Total other operations and maintenance expenses increased $18.6 million from 2006 to 2007. Other operations expense increased $15.1 million, or 8.8%, in 2007 compared to 2006 primarily as a result of a $4.1 million increase in generation construction screening, a $3.3 million insurance recovery for storm restoration expense recognized in 2006, a $2.1 million increase in employee benefits primarily due to an increase in medical expense, a $2.0 million increase in outside and other contract services, and a $2.0 million increase in scheduled production projects. Maintenance expense increased $3.5 million, or 5.2%, in 2007 when compared to 2006, primarily as a result of a $5.5 million increase in generation maintenance expense primarily due to outage work in 2007, partially offset by a $2.0 million decrease in transmission and distribution maintenance expenses due primarily to the deferral of these expenses pursuant to the regulatory accounting order from the Mississippi PSC.

See FUTURE EARNINGS POTENTIAL – "FERC Matters," "PSC Matters – System Restoration Rider," and "PSC Matters – Storm Damage Cost Recovery" herein for additional information.

Depreciation and Amortization

Depreciation and amortization expenses decreased $0.1 million in 2009 compared to 2008 primarily due to a $3.1 million decrease in amortization of environmental costs related to the approved ECO Plan, partially offset by a $2.8 million increase in depreciation expense resulting from an increase in plant in service. Depreciation and amortization expenses increased $10.7 million in 2008 compared to 2007 primarily due to a $5.7 million increase in amortization related to a regulatory liability recorded in 2003 that ended in December 2007 in connection with the Mississippi PSC's accounting order on Plant Daniel capacity, a $2.9 million increase in depreciation expense primarily due to an increase in plant in service, and a $2.4 million increase for amortization of certain reliability-related maintenance costs deferred in 2007 in accordance with a Mississippi PSC order. Depreciation and amortization expenses increased $13.5 million in 2007 compared to 2006 due to a regulatory liability recorded in 2003 in connection with the Mississippi PSC's accounting order on Plant Daniel capacity and an increase in amortization of environmental costs related to the approved ECO Plan. See Note 3 under "Retail Regulatory Matters – Performance Evaluation Plan" and "Environmental Compliance Overview Plan" for additional information.

Taxes Other Than Income Taxes

Taxes other than income taxes decreased $1.0 million in 2009 compared to 2008 primarily as a result of a $0.8 million decrease in payroll taxes and a $0.2 million decrease in franchise taxes. Taxes other than income taxes increased $4.8 million in 2008 compared to 2007 primarily as a result of a $2.7 million increase in ad valorem taxes and a $1.3 million increase in municipal franchise taxes. Taxes other than income taxes decreased $0.6 million in 2007 compared to 2006 primarily as a result of a $2.0 million decrease in ad valorem taxes, partially offset by a $1.5 million increase in municipal franchise taxes.

Interest Expense, Net of Amounts Capitalized

Interest expense, net of amounts capitalized increased $5.0 million in 2009 compared to 2008 primarily due to a $5.2 million increase in interest expense associated with the issuance of new long-term debt in November 2008 and March 2009, partially offset by the maturity of long-term debt and lower interest rates in 2009. Interest expense, net of amounts capitalized decreased $0.2 million in 2008 compared to 2007 primarily due to a $2.7 million decrease in borrowing and lower interest rates on short-term indebtedness and a $0.7 million decrease related to the redemption of outstanding trust preferred securities in 2007, partially offset by a $3.0 million increase in interest expense associated with the issuance of new long-term debt in November 2008 and November 2007. Interest expense, net of amounts capitalized decreased $0.5 million in 2007 compared to 2006 due to a $1.3 million decrease in long-term debt primarily related to the redemption of outstanding trust preferred securities, partially offset by the issuance of new long-term debt in November 2007 and a $0.7 million increase in short-term debt borrowing net of amounts related to Hurricane Katrina.

Other Income (Expense), Net

Other income (expense), net decreased $1.7 million in 2009 compared to 2008 primarily due to a $3.0 million decrease in customer projects and amounts collected from customers for construction of substation projects which had a tax effect of $2.6 million, partially offset by higher charitable contributions of $3.9 million in 2008. Other income (expense), net decreased $1.3 million in 2008 compared to 2007 primarily due to higher charitable contributions of $3.1 million, partially offset by a $0.4 million increase in revenues from contracting work performed for customers, a $0.6 million decrease in other deductions, and a $0.6 million increase in allowance for equity funds used during construction. Other income (expense), net increased $12.7 million in 2007 compared to 2006 primarily due to higher charitable contributions of $6.9 million in 2006 as compared to 2007, a gain on a contract termination approved by the FERC in 2007 of $3.7 million, and an increase in customer projects of $2.5 million.

Income Taxes

Income taxes increased $1.9 million, or 3.9%, in 2009 primarily due to increased pre-tax income, the 2008 amortization of a regulatory liability pursuant to a December 2007 regulatory accounting order from the Mississippi PSC which occurred in 2008, and actualization of permanent differences from previous year tax returns, partially offset by an increase in the federal production activities deduction and an increase in a State of Mississippi manufacturing investment tax credit. Income taxes decreased $3.4 million, or 6.7%, in 2008 primarily due to decreased pre-tax income, the amortization of a regulatory liability pursuant to a December 2007 regulatory accounting order from the Mississippi PSC, and a State of Mississippi manufacturing investment tax credit, partially offset by a decrease in the federal production activities deduction. See Note 3 to the financial statements under "Retail Regulatory Matters" for additional information. Income taxes increased $3.7 million, or 7.8%, in 2007 primarily due to increased pre-tax income and lower federal and state tax credits. See Note 5 to the financial statements under "Effective Tax Rate" for additional information.

Effects of Inflation

The Company is subject to rate regulation that is generally based on the recovery of historical and projected costs. The effects of inflation can create an economic loss since the recovery of costs could be in dollars that have less purchasing power. Any adverse effect of inflation on the Company's results of operations has not been substantial.

FUTURE EARNINGS POTENTIAL

General

The Company operates as a vertically integrated utility providing electricity to retail customers within its traditional service area located in southeast Mississippi and to wholesale customers in the southeast United States. Prices for electricity provided by the Company to retail customers are set by the Mississippi PSC under cost-based regulatory principles. Retail rates and earnings are reviewed and may be adjusted periodically within certain limitations. Prices for wholesale electricity sales, interconnecting transmission lines, and the exchange of electric power are regulated by the FERC. See ACCOUNTING POLICIES – "Application of Critical Accounting Policies and Estimates – Electric Utility Regulation" herein and Note 3 to the financial statements under "FERC Matters" and "Retail Regulatory Matters" for additional information about regulatory matters.

The results of operations for the past three years are not necessarily indicative of future earnings potential. The level of the Company's future earnings depends on numerous factors that affect the opportunities, challenges, and risks of the Company's primary business of selling electricity. These factors include the Company's ability to maintain a constructive regulatory environment that continues to allow for the recovery of prudently incurred costs during a time of increasing costs. Future earnings in the near term will depend, in part, upon maintaining energy sales, which is subject to a number of factors. These factors include weather, competition, new energy contracts with neighboring utilities, energy conservation practiced by customers, the price of electricity, the price elasticity of demand, and the rate of economic growth or decline in the Company's service area. Recessionary conditions have negatively impacted sales. The timing and extent of the economic recovery will impact future earnings.

Environmental Matters

Compliance costs related to the Clean Air Act and other environmental statutes and regulations could affect earnings if such costs cannot continue to be fully recovered in rates on a timely basis. Environmental compliance spending over the next several years may exceed amounts estimated. Some of the factors driving the potential for such an increase are higher commodity costs, market demand for labor, and scope additions and clarifications. The timing, specific requirements, and estimated costs could also change as environmental statutes and regulations are adopted or modified. See Note 3 to the financial statements under "Environmental Matters" for additional information.

New Source Review Actions

In November 1999, the Environmental Protection Agency (EPA) brought a civil action in the U.S. District Court for the Northern District of Georgia against certain Southern Company subsidiaries, including Alabama Power and Georgia Power, alleging that these subsidiaries had violated the New Source Review (NSR) provisions of the Clean Air Act and related state laws at certain coal-fired generating facilities. These actions were filed concurrently with the issuance of notices of violations to the Company with respect to the Company's Plant Watson. After Alabama Power was dismissed from the original action, the EPA filed a separate action in January 2001 against Alabama Power in the U.S. District Court for the Northern District of Alabama. In these lawsuits, the EPA alleges that NSR violations occurred at eight coal-fired generating facilities operated by Alabama Power and Georgia Power, including one facility co-owned by the Company. The civil actions request penalties and injunctive relief, including an order requiring installation of the best available control technology at the affected units. In early 2000, the EPA filed a motion to amend its complaint to add the Company as a defendant based on the allegations in the notices of violation. However, in March 2001, the court denied the motion based on lack of jurisdiction, and the EPA has not re-filed. The original action, now solely against Georgia Power, has been administratively closed since the spring of 2001, and the case has not been reopened.

In June 2006, the U.S. District Court for the Northern District of Alabama entered a consent decree between Alabama Power and the EPA, resolving a portion of the Alabama Power lawsuit relating to the alleged NSR violations at Plant Miller. In July 2008, the U.S. District Court for the Northern District of Alabama granted partial summary judgment in favor of Alabama Power with respect to its other affected units regarding the proper legal test for determining whether projects are routine maintenance, repair, and replacement and therefore are excluded from NSR permitting. The decision did not resolve the case, which remains ongoing.

The Company believes that it complied with applicable laws and the EPA regulations and interpretations in effect at the time the work in question took place. The Clean Air Act authorizes maximum civil penalties of $25,000 to $37,500 per day, per violation at each generating unit, depending on the date of the alleged violation. An adverse outcome in either of these cases could require substantial capital expenditures or affect the timing of currently budgeted capital expenditures that cannot be determined at this time and could possibly require payment of substantial penalties. Such expenditures could affect future results of operations, cash flows, and financial condition if such costs are not recovered through regulated rates.

Carbon Dioxide Litigation

New York Case

In July 2004, three environmental groups and attorneys general from eight states, each outside of Southern Company's service territory, and the corporation counsel for New York City filed complaints in the U.S. District Court for the Southern District of New York against Southern Company and four other electric power companies. The complaints allege that the companies' emissions of carbon dioxide, a greenhouse gas, contribute to global warming, which the plaintiffs assert is a public nuisance. Under common law public and private nuisance theories, the plaintiffs seek a judicial order (1) holding each defendant jointly and severally liable for creating, contributing to, and/or maintaining global warming and (2) requiring each of the defendants to cap its emissions of carbon dioxide and then reduce those emissions by a specified percentage each year for at least a decade. The plaintiffs have not, however, requested that damages be awarded in connection with their claims. Southern Company believes these claims are without merit and notes that the complaint cites no statutory or regulatory basis for the claims. In September 2005, the U.S. District Court for the Southern District of New York granted Southern Company's and the other defendants' motions to dismiss these cases. The plaintiffs filed an appeal to the U.S. Court of Appeals for the Second Circuit in October 2005 and, on September 21, 2009, the U.S. Court of Appeals for the Second Circuit reversed the district court's ruling, vacating the dismissal of the plaintiffs' claim, and remanding the case to the district court. On November 5, 2009, the defendants, including Southern Company, sought rehearing en banc, and the court's ruling is subject to potential appeal. Therefore, the ultimate outcome of these matters cannot be determined at this time.

Kivalina Case

In February 2008, the Native Village of Kivalina and the City of Kivalina filed a suit in the U.S. District Court for the Northern District of California against several electric utilities (including Southern Company), several oil companies, and a coal company. The plaintiffs are the governing bodies of an Inupiat village in Alaska. The plaintiffs contend that the village is being destroyed by erosion allegedly caused by global warming that the plaintiffs attribute to emissions of greenhouse gases by the defendants. The plaintiffs assert claims for public and private nuisance and contend that some of the defendants have acted in concert and are therefore jointly and severally liable for the plaintiffs' damages. The suit seeks damages for lost property values and for the cost of relocating the village, which is alleged to be $95 million to $400 million. Southern Company believes that these claims are without merit and notes that the complaint cites no statutory or regulatory basis for the claims. On September 30, 2009, the U.S. District Court for the Northern District of California granted the defendants' motions to dismiss the case based on lack of jurisdiction and ruled the claims were barred by the political question doctrine and by the plaintiffs' failure to establish the standard for determining that the defendants' conduct caused the injury alleged. On November 5, 2009, the plaintiffs filed an appeal with the U.S. Court of Appeals for the Ninth Circuit challenging the district court's order dismissing the case. The ultimate outcome of this matter cannot be determined at this time.

Other Litigation

Common law nuisance claims for injunctive relief and property damage allegedly caused by greenhouse gas emissions have become more frequent, and courts have recently determined that private parties and states have standing to bring such claims. For example, on October 16, 2009, the U.S. Court of Appeals for the Fifth Circuit reversed the U.S. District Court for the Southern District of Mississippi's dismissal of private party claims against certain oil, coal, chemical, and utility companies alleging damages as a result of Hurricane Katrina. In reversing the dismissal, the U.S. Court of Appeals for the Fifth Circuit held that plaintiffs have standing to assert their nuisance, trespass, and negligence claims and none of these claims are barred by the political question doctrine. The Company is not currently a party to this litigation but was named as a defendant in an amended complaint which was rendered moot in August 2007 by the U.S. District Court for the Southern District of Mississippi when such court dismissed the original matter. The ultimate outcome of this matter cannot be determined at this time.

Environmental Statutes and Regulations

General

The Company's operations are subject to extensive regulation by state and federal environmental agencies under a variety of statutes and regulations governing environmental media, including air, water, and land resources. Applicable statutes include the Clean Air Act; the Clean Water Act; the Comprehensive Environmental Response, Compensation, and Liability Act; the Resource Conservation and Recovery Act; the Toxic Substances Control Act; the Emergency Planning & Community Right-to-Know Act; the Endangered Species Act; and related federal and state regulations. Compliance with these environmental requirements involves significant capital and operating costs, a major portion of which is expected to be recovered through existing ratemaking provisions. Through 2009, the Company had invested approximately $224 million in capital projects to comply with these requirements, with annual totals of $22 million, $41 million, and $17 million for 2009, 2008, and 2007, respectively. The Company expects that capital expenditures to assure compliance with existing and new statutes and regulations will be an additional $11 million, $59 million, and $128 million for 2010, 2011, and 2012, respectively. The Company's compliance strategy can be affected by changes to existing environmental laws, statutes, and regulations; the cost, availability, and existing inventory of emissions allowances; and the Company's fuel mix. Environmental costs that are known and estimable at this time are included in capital expenditures discussed under FINANCIAL CONDITION AND LIQUIDITY – "Capital Requirements and Contractual Obligations" herein.

Compliance with any new federal or state legislation or regulations related to global climate change, air quality, coal combustion byproducts, including coal ash, or other environmental and health concerns could also significantly affect the Company. Although new or revised environmental legislation or regulations could affect many areas of the Company's operations, the full impact of any such changes cannot be determined at this time.

Air Quality

Compliance with the Clean Air Act and resulting regulations has been and will continue to be a significant focus for the Company. Through 2009, the Company had spent approximately $107 million in reducing sulfur dioxide (SO_2) and nitrogen oxide (NO_x) emissions and in monitoring emissions pursuant to the Clean Air Act. Additional controls are currently being installed at several plants to further reduce air emissions, maintain compliance with existing regulations, and meet new requirements.

The EPA regulates ground level ozone through implementation of an eight-hour ozone air quality standard. No area within the Company's service area is currently designated as nonattainment under the eight-hour ozone standard. In March 2008, however, the EPA issued a final rule establishing a more stringent eight-hour ozone standard, and on January 6, 2010, the EPA proposed further reductions in the standard. The EPA is expected to finalize the revised standard in August 2010 and require state implementation plans for any nonattainment areas by December 2013. The revised eight-hour ozone standard is expected to result in designation of new nonattainment areas within the Company's service territory.

On December 8, 2009, the EPA also proposed revisions to the National Ambient Air Quality Standard for SO_2. The EPA is expected to finalize the revised SO_2 standard in June 2010.

Twenty-eight eastern states, including the States of Mississippi and Alabama, are subject to the requirements of the Clean Air Interstate Rule (CAIR). The rule calls for additional reductions of NO_x and/or SO_2 to be achieved in two phases, 2009/2010 and 2015. In July 2008 and December 2008, the U.S. Court of Appeals for the District of Columbia Circuit issued decisions invalidating certain aspects of CAIR, but left CAIR compliance requirements in place while the EPA develops a revised rule. The States of Mississippi and Alabama have completed plans to implement CAIR, and emissions reductions are being accomplished by the installation of emissions controls at the Company's coal-fired facilities and/or by the purchase of emissions allowances. The EPA is expected to issue a proposed CAIR replacement rule in July 2010.

The Clean Air Visibility Rule was finalized in July 2005, with a goal of restoring natural visibility conditions in certain areas (primarily national parks and wilderness areas) by 2064. The rule involves the application of Best Available Retrofit Technology (BART) to certain sources built between 1962 and 1977, and any additional emissions reductions necessary for each designated area to achieve reasonable progress toward the natural conditions goal by 2018 and for each ten-year period thereafter. For power plants, the Clean Air Visibility Rule allows states to determine that CAIR satisfies BART requirements for SO_2 and NO_x, and no additional controls beyond CAIR are anticipated to be necessary at any of the Company's facilities. States have completed or are currently completing implementation plans for BART compliance and other measures required to achieve the first phase of reasonable progress.

The EPA is currently developing a Maximum Achievable Control Technology (MACT) rule for coal and oil-fired electric generating units, which will likely address numerous Hazardous Air Pollutants, including mercury. In March 2005, the EPA issued the Clean Air Mercury Rule (CAMR), a cap and trade program for the reduction of mercury emissions from coal-fired power plants. In February 2008, the U.S. Court of Appeals for the District of Columbia Circuit vacated the CAMR. In a separate proceeding in the U.S. District Court for the District of Columbia, the EPA entered into a proposed consent decree that requires the EPA to issue a proposed MACT rule by March 16, 2011 and a final rule by November 16, 2011.

The impacts of the eight-hour ozone standards and future revisions to CAIR, the SO_2 standard, the Clean Air Visibility Rule, and the MACT rule for electric generating units on the Company cannot be determined at this time and will depend on the specific provisions of the final rules, resolution of any legal challenges, and the development and implementation of rules at the state level. However, these additional regulations could result in significant additional compliance costs that could affect future unit retirement and replacement decisions and results of operations, cash flows, and financial condition if such costs are not recovered through regulated rates.

The Company has developed and continually updates a comprehensive environmental compliance strategy to assess compliance obligations associated with the continuing and new environmental requirements discussed above. As part of this strategy, the Company plans to install additional SO_2 and NO_x emissions controls within the next several years to ensure continued compliance with applicable air quality requirements.

Water Quality

In July 2004, the EPA published final regulations under the Clean Water Act to reduce impingement and entrainment of fish, shellfish, and other forms of aquatic life at existing power plant cooling water intake structures. The use of cost-benefit analysis in the rule was ultimately appealed to the U.S. Supreme Court. On April 1, 2009, the U.S. Supreme Court held that the EPA could consider costs in arriving at its standards and in providing variances from those standards for existing intake structures. The EPA is now in the process of revising the regulations. While the U.S. Supreme Court's decision may ultimately result in greater flexibility for demonstrating compliance with the standards, the full scope of the regulations will depend on further rulemaking by the EPA and the actual requirements established by state regulatory agencies and, therefore, cannot be determined at this time.

On December 28, 2009, the EPA announced its determination that revision of the current effluent guidelines for steam electric power plants is warranted and proposed a plan to adopt such revisions by 2013. New wastewater treatment requirements are expected and may result in the installation of additional controls on certain Company facilities. The impact of revised guidelines will depend on the studies conducted in connection with the rulemaking, as well as the specific requirements of the final rule, and, therefore, cannot be determined at this time.

Environmental Remediation

The Company must comply with other environmental laws and regulations that cover the handling and disposal of waste and releases of hazardous substances. Under these various laws and regulations, the Company could incur substantial costs to clean up properties. The Company conducts studies to determine the extent of any required cleanup and has recognized in its respective financial statements the costs to clean up known sites. Amounts for cleanup and ongoing monitoring costs were not material for any year presented. The Company could be liable for some or all required cleanup costs for additional sites that may require environmental remediation. See Note 3 to the financial statements under "Environmental Matters – Environmental Remediation" for additional information.

Coal Combustion Byproducts

The EPA is currently evaluating whether additional regulation of coal combustion byproducts is merited under federal solid and hazardous waste laws. The EPA has collected information from the electric utility industry on surface impoundment safety and conducted on-site inspections at three Southern Company system facilities as part of its evaluation. The Company has a routine and robust inspection program in place to ensure the integrity of its coal ash surface impoundments. The EPA is expected to issue a proposal regarding additional regulation of coal combustion byproducts in early 2010. The impact of these additional regulations on the Company will depend on the specific provisions of the final rule and cannot be determined at this time. However, additional regulation of coal combustion byproducts could have a significant impact on the Company's management, beneficial use, and disposal of such byproducts and could result in significant additional compliance costs that could affect future unit retirement and replacement decisions and results of operations, cash flows, and financial condition if such costs are not recovered through regulated rates.

Global Climate Issues

Federal legislative proposals that would impose mandatory requirements related to greenhouse gas emissions, renewable energy standards, and energy efficiency standards continue to be considered in Congress, and the reduction of greenhouse gas emissions has been identified as a high priority by the current Administration. On June 26, 2009, the American Clean Energy and Security Act of 2009 (ACES), which would impose mandatory greenhouse gas restrictions through implementation of a cap and trade program, a renewable energy standard, and other measures, was passed by the House of Representatives. ACES would require reductions of greenhouse gas emissions on a national basis to a level that is 17% below 2005 levels by 2020, 42% below 2005 levels by 2030, and 83% below 2005 levels by 2050. In addition, ACES would provide for renewable energy standards of 6% by 2012 and 20% by 2020. Similar legislation is being considered by the Senate. The financial and operational impact of such legislation, if enacted, will depend on a variety of factors. These factors include the specific greenhouse gas emissions limits or renewable energy requirements, the timing of implementation of these limits or requirements, the level of emissions allowances allocated and the level that must be purchased, the purchase price of emissions allowances, the development and commercial availability of technologies for renewable energy and for the reduction of emissions, the degree to which offsets may be used for compliance, provisions for cost containment (if any), the impact on coal and natural gas prices, and cost recovery through regulated rates. There can be no assurance that any legislation will be enacted or as to the ultimate form of any legislation. Additional or alternative legislation may be adopted as well.

In April 2007, the U.S. Supreme Court ruled that the EPA has authority under the Clean Air Act to regulate greenhouse gas emissions from new motor vehicles. On December 15, 2009, the EPA published a final determination, which became effective on January 14, 2010, that certain greenhouse gas emissions from new motor vehicles endanger public health and welfare due to climate change. On September 28, 2009, the EPA published a proposed rule regulating greenhouse gas emissions from new motor vehicles under the Clean Air Act. The EPA has stated that once this rule is effective, it will cause carbon dioxide and other greenhouse gases to become regulated pollutants under the Prevention of Significant Deterioration (PSD) preconstruction permit program and the Title V operating permit program, which both apply to power plants. As a result, the construction of new facilities or the major modification of existing facilities could trigger the requirement for a PSD permit and the installation of the best available control technology for carbon dioxide and other greenhouse gases. The EPA also published a proposed rule governing how these programs would be applied to stationary sources, including power plants, on October 27, 2009. The EPA has stated that it expects to finalize these proposed rules in March 2010. The ultimate outcome of the endangerment finding and these proposed rules cannot be determined at this time and will depend on additional regulatory action and any legal challenges.

International climate change negotiations under the United Nations Framework Convention on Climate Change also continue. A nonbinding agreement was announced during the most recent round of negotiations in December 2009 that included a pledge from both developed and developing countries to reduce their greenhouse gas emissions. The outcome and impact of the international negotiations cannot be determined at this time.

Although the outcome of federal, state, or international initiatives cannot be determined at this time, mandatory restrictions on the Company's greenhouse gas emissions or requirements relating to renewable energy or energy efficiency on the federal or state level are likely to result in significant additional compliance costs, including significant capital expenditures. These costs could affect future unit retirement and replacement decisions, and could result in the retirement of a significant number of coal-fired generating units. See Item 1 – BUSINESS – "Rate Matters – Integrated Resource Planning" for additional information. Also, additional compliance costs and costs related to unit retirements could affect results of operations, cash flows, and financial condition if such costs are not recovered through regulated rates. Further, higher costs that are recovered through regulated rates could contribute to reduced demand for electricity, which could negatively impact results of operations, cash flows, and financial condition.

In 2008, the total carbon dioxide emissions from the fossil fuel-fired electric generating units owned by the Company were approximately 12 million metric tons. The preliminary estimate of carbon dioxide emissions from these units in 2009 is approximately 10 million metric tons. The level of carbon dioxide emissions from year to year will be dependent on the level of generation and mix of fuel sources, which is determined primarily by demand, the unit cost of fuel consumed, and the availability of generating units.

The Company is actively evaluating and developing electric generating technologies with lower greenhouse gas emissions. These include proposed construction of an advanced integrated coal gasification combined cycle (IGCC) unit with approximately 65% carbon capture in Kemper County, Mississippi.

FERC Matters

In August 2008, the Company filed with the FERC a request for revised wholesale electric tariff and rates. Prior to making this filing, the Company reached a settlement with all of its customers who take service under the tariff. This settlement agreement was filed with the FERC as part of the request. The settlement agreement provided for an increase in annual base wholesale revenues in the amount of $5.8 million, effective January 1, 2009. In addition, the settlement agreement allows the Company to increase its annual accrual for the wholesale portion of property damage to $303,000 per year, to defer any property damage costs prudently incurred in excess of the wholesale property damage reserve balance, and to defer the wholesale portion of the generation screening and evaluation costs associated with the IGCC project to be located in Kemper County Mississippi. The settlement agreement also provided that the Company will not seek a change in wholesale full-requirements rates before November 1, 2010, except for changes associated with the fuel adjustment clause and the energy cost management clause (ECM), changes associated with property damages that exceed the amount in the wholesale property damage reserve, and changes associated with costs and expenses associated with environmental requirements affecting fossil fuel generating facilities. In October 2008, the Company received notice that the FERC had accepted the filing effective November 1, 2008, and the revised monthly charges were applied beginning January 1, 2009. As result of the order, the Company reclassified $9.3 million of previously expensed generation screening and evaluation costs to a regulatory asset. See Note 3 to the financial statements under "Integrated Coal Gasification Combined Cycle" for additional information.

PSC Matters

Statewide Electric Generation Needs Review

In April 2008, in accordance with the Mississippi Public Utility Act, the Mississippi PSC issued an order to develop, publicize, and keep current an analysis of the five-year long-range needs for expansion of facilities for the generation of electricity in the State of Mississippi. In its order, the Mississippi PSC directed all affected utilities to submit evidence in support of their forecasts and plans in accordance with the rules of the Mississippi PSC. On January 16, 2009, the Company filed for a request for a Certificate of Public Convenience to construct generating capacity. On August 4, 2009, the Mississippi PSC ordered a two-part hearing process to evaluate the need for and the resources and cost of the new generating capacity separately. On November 9, 2009, the Mississippi PSC ordered that the need for new generating capacity existed. Hearings related to the appropriate resource to meet that need as well as cost recovery of that resource through application of the Baseload Act (described below) were held in February 2010. A decision on the resources and cost is expected to be made by May 1, 2010. The ultimate outcome of this matter cannot now be determined. See Note 3 to the financial statements under "Integrated Coal Gasification Combined Cycle" for additional information.

Mississippi Baseload Construction Legislation

In the 2008 regular session of the Mississippi legislature, a bill was passed and signed by the Governor in May 2008 to enhance the Mississippi PSC's authority to facilitate development and construction of base load generation in the State of Mississippi (Baseload Act). The Baseload Act authorizes, but does not require, the Mississippi PSC to adopt a cost recovery mechanism that includes in retail base rates, prior to and during construction, all or a portion of the prudently incurred pre-construction and construction costs incurred by a utility in constructing a base load electric generating plant. Prior to the passage of the Baseload Act, such costs would traditionally be recovered only after the plant was placed in service. The Baseload Act also provides for periodic prudence reviews by the Mississippi PSC and prohibits the cancellation of any such generating plant without the approval of the Mississippi PSC. In the event of cancellation of the construction of the plant without approval of the Mississippi PSC, the Baseload Act authorizes the Mississippi PSC to make a public interest determination as to whether and to what extent the utility will be afforded rate recovery for costs incurred in connection with such cancelled generating plant. The effect of this legislation on the Company cannot now be determined.

Performance Evaluation Plan

In May 2004, the Mississippi PSC approved the Company's request to reclassify 266 megawatts (MWs) of Plant Daniel Units 3 and 4 capacity to jurisdictional cost of service effective January 1, 2004, and authorized the Company to include the related costs and revenue credits in jurisdictional rate base, cost of service, and revenue requirement calculations for purposes of retail rate recovery. In the May 2004 order establishing the Company's forward-looking PEP, the Mississippi PSC ordered that the Mississippi Public Utilities Staff and the Company review the operations of the PEP in 2007. By mutual agreement, this review was deferred until 2008 and continued into 2009. On March 2, 2009, concurrent with this review, the annual PEP evaluation filing for 2009 was suspended. On August 3, 2009, the Mississippi Public Utilities Staff and the Company filed a joint report with the Mississippi PSC proposing several changes to the PEP. On November 9, 2009, the Mississippi PSC approved the revised PEP, which resulted in a lower performance incentive under the PEP and therefore smaller and/or less frequent rate changes in the future. On November 16, 2009, the Company resumed annual evaluations and filed its annual PEP filing for 2010 under the revised PEP, which resulted in a lower allowed return on investment but no rate change.

In April 2007, the Mississippi PSC issued an order allowing the Company to defer certain reliability related maintenance costs beginning January 1, 2007 and recover them evenly over a four-year period beginning January 1, 2008. These costs related to maintenance that was needed as follow-up to emergency repairs that were made subsequent to Hurricane Katrina. At December 31, 2007, the Company had incurred and deferred the retail portion of $9.5 million of such costs. At December 31, 2009, the Company had a balance of the deferred retail portion of $4.7 million with $2.3 million included in current assets as other regulatory assets and $2.4 million included in long-term other regulatory assets. See Note 3 to the financial statements under "Retail Regulatory Matters – Performance Evaluation Plan" for more information on PEP.

System Restoration Rider

In September 2006, the Company filed with the Mississippi PSC a request to implement a SRR to increase the Company's cap on the property damage reserve and to authorize the calculation of an annual property damage accrual based on a formula. The purpose of the SRR is to provide for recovery of costs associated with property damage (including certain property insurance and the costs of self insurance) and to facilitate the Mississippi PSC's review of these costs. In November 2007, the Company along with the Mississippi Public Utilities Staff agreed and stipulated to a revised SRR calculation method that would no longer require the Mississippi PSC to set a cap on the property damage reserve or to authorize the calculation of an annual property damage accrual. Under the revised SRR calculation method, the Mississippi PSC would periodically agree on SRR revenue levels that would be developed based on historical data, expected exposure, type and amount of insurance coverage excluding insurance costs, and other relevant information.

On January 9, 2009, the Mississippi PSC issued an order accepting the stipulation and the revised SRR calculation method. The applicable SRR rate level will be adjusted every three years, unless a significant change in circumstances occurs such that the Company and the Mississippi Public Utilities Staff or the Mississippi PSC deems that a more frequent change would be appropriate. The Company will submit annual filings setting forth SRR-related revenues, expenses, and investment for the projected filing period, as well as the true-up for the prior period. As a result, the December 2008 retail regulatory liability of $6.8 million was reclassified to the property damage reserve. On February 2, 2009, the Company submitted its 2009 SRR rate filing with the Mississippi PSC, which proposed that the 2009 SRR rate level remain at zero and the Company be allowed to accrue approximately $4.0 million to the property damage reserve in 2009. On September 10, 2009, the Mississippi PSC issued an order requiring Mississippi Power to develop SRR factors designed to reduce SRR revenue by approximately $1.5 million from November 2009 to March 2010 under the new rate. On January 29, 2010, the Company submitted its 2010 SRR rate filing with the Mississippi PSC, which proposed that the Company be allowed to accrue approximately $3.0 million to the property damage reserve in 2010. The final outcome of this matter cannot now be determined.

Environmental Compliance Overview Plan

On February 12, 2010, the Company submitted its 2010 ECO Plan notice which proposes an increase in annual revenues for the Company of approximately $3.9 million. In its 2010 ECO filing, the Company is proposing to change the true-up provision of the ECO rate schedule to consider actual revenues collected in addition to actual costs. The final outcome of this matter cannot now be determined. On February 3, 2009, the Company submitted its 2009 ECO Plan notice which proposed an increase in annual revenues for the Company of approximately $1.5 million. On June 19, 2009, the Mississippi PSC approved the ECO Plan with the new rates effective in June 2009.

Fuel Cost Recovery

The Company establishes, annually, a retail fuel cost recovery factor that is approved by the Mississippi PSC. The Company is required to file for an adjustment to the retail fuel cost recovery factor annually; such filing occurred in November 2009. The Mississippi PSC approved the retail fuel cost recovery factor on December 15, 2009, with the new rates effective in January 2010. The retail fuel cost recovery factor will result in an annual decrease in an amount equal to 11.3% of total 2009 retail revenue. At December 31, 2009, the amount of over recovered retail fuel costs included in the balance sheets was $29.4 million compared to $36.0 million under recovered at December 31, 2008. The Company also has a wholesale Municipal and Rural Associations (MRA) and a Market Based (MB) fuel cost recovery factor. Effective January 1, 2010, the wholesale MRA fuel rate decreased, resulting in an annual decrease in an amount equal to 20.9% of total 2009 MRA revenue. Effective February 1, 2010, the wholesale MB fuel rate decreased, resulting in an annual decrease in an amount equal to 16.9% of total 2009 MB revenue. At December 31, 2009, the amount of over recovered wholesale MRA and MB fuel costs included in the balance sheets was $16.8 million and $2.4 million compared to $15.4 million and $3.7 million, respectively, under recovered at December 31, 2008. The Company's operating revenues are adjusted for differences in actual recoverable fuel cost and amounts billed in accordance with the currently approved cost recovery rate. Accordingly, this decrease to the billing factor will have no significant effect on the Company's revenues or net income, but will decrease annual cash flow.

In October 2008, the Mississippi PSC opened a docket to investigate and review interest and carrying charges under the fuel adjustment clause for utilities within the State of Mississippi including the Company. On March 4, 2009, the Mississippi PSC issued an order to apply the prime rate in calculating the carrying costs on the retail over or under recovery balances related to fuel cost recovery. On May 20, 2009, the Company filed the carrying cost calculation methodology as part of its compliance filing.

In August 2009, the Mississippi PSC engaged an independent professional audit firm to conduct an audit of the Company's fuel-related expenditures included in the fuel adjustment clause and the ECM clause of 2008 and 2009. The audit was completed in December 2009. There were no audit findings identified in the audit.

Storm Damage Cost Recovery

In August 2005, Hurricane Katrina hit the Gulf Coast of the United States and caused significant damage within the Company's service area. The estimated total storm restoration costs relating to Hurricane Katrina through December 31, 2007 were $302.4 million, which was net of expected insurance proceeds of approximately $77 million, without offset for the property damage reserve of $3.0 million. Such costs were affirmed by the Mississippi PSC in June 2006, and the Company was ordered to establish a regulatory asset for the retail portion. The Mississippi PSC issued an order directing the Company to file an application with the Mississippi Development Authority (MDA) for a Community Development Block Grant (CDBG). In October 2006, the Company received from the MDA a CDBG in the amount of $276.4 million, which was allocated to both the retail and wholesale jurisdictions. In the same month, the Mississippi PSC issued a financing order that authorized the issuance of system restoration bonds for the remaining $25.2 million of the retail portion of storm recovery costs not covered by the CDBG. These funds were received in June 2007. The Company affirmed the $302.4 million total storm costs incurred as of December 31, 2007. On March 2, 2009, the Company filed with the Mississippi PSC its final accounting of the restoration cost relating to Hurricane Katrina and the storm operations center. The final net retail receivable of approximately $3.2 million is expected to be recovered in 2010.

Legislation

On February 17, 2009, President Obama signed into law the American Recovery and Reinvestment Act of 2009 (ARRA). Major tax incentives in the ARRA include an extension of bonus depreciation and multiple renewable energy incentives, which could have a significant impact on the future cash flow and net income of the Company. The Company's cash flow reduction to 2009 tax payments as a result of the bonus depreciation provisions of the ARRA was approximately $14 million. On December 8, 2009, President Obama announced proposals to accelerate job growth that include an extension of the bonus depreciation provision for the ARRA for 2010, which could have a significant impact on the future cash flow and net income of the Company.

On October 27, 2009, Southern Company and its subsidiaries received notice that an award of $165 million had been granted, of which $25 million related to the Company, under the ARRA grant application for transmission and distribution automation and modernization projects pending final negotiations. The Company continues to assess the other financial implications of the ARRA.

The U.S. House of Representatives and the U.S. Senate have passed separate bills related to healthcare reform. Both bills include a provision that would make Medicare Part D subsidy reimbursements taxable. If enacted into law, this provision could have a significant negative impact on the Company's net income. See Note 2 to the financial statements under "Other Postretirement Benefits" for additional information.

The ultimate impact of these matters cannot be determined at this time.

Income Tax Matters

The American Jobs Creation Act of 2004 created a tax deduction for a portion of income attributable to U.S. production activities as defined in Section 199 of the Internal Revenue Code of 1986, as amended. The deduction is equal to a stated percentage of qualified production activities net income. The percentage is phased in over the years 2005 through 2010 with a 3% rate applicable to the years

2005 and 2006, a 6% rate applicable for the years 2007 through 2009, and a 9% rate thereafter. See Note 5 to the financial statements under "Effective Tax Rate" for additional information.

Integrated Coal Gasification Combined Cycle

On January 16, 2009, the Company filed for a Certificate of Public Convenience and Necessity with the Mississippi PSC to allow construction of a new electric generating plant located in Kemper County, Mississippi. The plant would utilize an IGCC technology with an output capacity of 582 MWs. The Kemper IGCC will use locally mined lignite (an abundant, lower heating value coal) from a proposed mine adjacent to the plant as fuel. This certificate, if approved by the Mississippi PSC, would authorize the Company to acquire, construct, and operate the Kemper IGCC and related facilities. The Kemper IGCC, subject to federal and state reviews and certain regulatory approvals, is expected to begin commercial operation in May 2014. As part of its filing, the Company has requested certain rate recovery treatment in accordance with the Baseload Act.

The Company filed an application in June 2006 with the U.S. Department of Energy (DOE) for certain tax credits available to projects using clean coal technologies under the Energy Policy Act of 2005. The DOE subsequently certified the Kemper IGCC, and in November 2006 the IRS allocated Internal Revenue Code Section 48A tax credits of $133 million to the Company. On May 11, 2009, the Company received notification from the IRS formally certifying these tax credits. The utilization of these credits is dependent upon meeting the certification requirements for the Kemper IGCC, including an in-service date no later than May 2014. The Company has secured all environmental reviews and permits necessary to commence construction of the Kemper IGCC and has entered into a binding contract for the steam turbine generator, completing two milestone requirements for the Section 48A credits.

In February 2008, the Company also requested that the DOE transfer the remaining funds previously granted to a cancelled Southern Company project that would have been located in Orlando, Florida. In December 2008, an agreement was reached to assign the remaining funds to the Kemper IGCC. The estimated construction cost of the Kemper IGCC is approximately $2.4 billion, which is net of $245 million related to funding to be received from the DOE related to project construction. The remaining DOE funding of $25 million is projected to be used for demonstration over the first few years of operation.

On April 6, 2009, the Governor of the State of Mississippi signed into law a bill that will provide an ad valorem tax exemption for a portion of the assessed value of all property utilized in certain electric generating facilities with integrated gasification process facilities. This tax exemption, which may not exceed 50% of the total value of the project, is for projects with a capital investment from private sources of $1 billion or more. The Company expects the Kemper IGCC, including the gasification portion, to be a qualifying project under the law.

Beginning in December 2006, the Mississippi PSC has approved the Company's requested accounting treatment to defer the costs associated with the Company's generation resource planning, evaluation, and screening activities as a regulatory asset. In December 2008, the Company requested an amendment to its original order that would allow these costs to continue to be charged to and remain in a regulatory asset until January 1, 2010. On April 6, 2009, the Company received an accounting order from the Mississippi PSC directing the Company to continue to charge all generation resource planning, evaluation, and screening costs to regulatory assets including those costs associated with activities to obtain a certificate of public convenience and necessity and costs necessary and prudent to preserve the availability, economic viability, and/or required schedule of the Kemper IGCC generation resource planning, evaluation, and screening activities until the Mississippi PSC makes findings and determination as to the recovery of the Company's prudent expenditures. The Mississippi PSC's determination of prudence for the Company's pre-construction costs is scheduled to occur by May 2010. As of December 31, 2009, the Company had spent a total of $73.5 million associated with the Company's generation resource planning, evaluation, and screening activities, including regulatory filing costs. Costs incurred for the year ended December 31, 2009 totaled $31.2 million as compared to $24.2 million for the year ended December 31, 2008. Of the total $73.5 million, $68.5 million was deferred in other regulatory assets, $4.0 million was related to land purchases capitalized, and $1.0 million was expensed.

On June 5, 2009, the Mississippi PSC issued an order initiating an evaluation of the Kemper IGCC and establishing a two-phase procedural schedule. On August 4, 2009, the Mississippi PSC ordered a two-part hearing process to evaluate the need for and the resources and cost of the new generating capacity separately. On November 9, 2009, the Mississippi PSC issued an order that found the Company has a demonstrated need for additional capacity of approximately 304 MWs to 1,276 MWs based on an analysis of expected load forecasts, costs, and anticipated retirements. Hearings related to the appropriate resource to meet that need as well as cost recovery of that resource through application of the Baseload Act were held in February 2010. A decision on the resources and cost recovery is expected to be made by May 1, 2010.

On September 15, 2009, South Mississippi Electric Power Association (SMEPA) signed a non-binding letter of intent to explore the acquisition of an interest in the Kemper IGCC. The Company and SMEPA are evaluating a combination of a joint ownership arrangement and a power purchase agreement which would provide SMEPA with up to 20% of the capacity and associated energy output from the Kemper IGCC.

The final outcome of this matter cannot now be determined.

Other Matters

In February 2008, the Company received notice of termination from SMEPA of an approximately 100 MW territorial wholesale market-based contract effective March 31, 2011 which will result in a decrease in annual revenues of approximately $12 million. In December 2008, the Company entered into a 10-year power supply agreement with SMEPA for approximately 152 MWs. This contract is effective April 1, 2011, upon approval from the U.S. Department of Agriculture's Rural Utilities Service. This contract is expected to increase the Company's annual territorial wholesale base revenues by approximately $16.1 million. On June 3, 2009, Mississippi Power's 10-year power supply agreement with SMEPA for approximately 152 MWs effective April 1, 2011 was approved by the U.S. Department of Agriculture's Rural Utilities Service.

The Company is involved in various other matters being litigated and regulatory matters that could affect future earnings. In addition, the Company is subject to certain claims and legal actions arising in the ordinary course of business. The Company's business activities are subject to extensive governmental regulation related to public health and the environment, such as regulation of air emissions and water discharges. Litigation over environmental issues and claims of various types, including property damage, personal injury, common law nuisance, and citizen enforcement of environmental requirements such as opacity and air and water quality standards, has increased generally throughout the United States. In particular, personal injury, and other claims for damages caused by alleged exposure to hazardous materials, and common law nuisance claims for injunctive relief and property damage allegedly caused by greenhouse gas and other emissions, have become more frequent. The ultimate outcome of such pending or potential litigation against the Company cannot be predicted at this time; however, for current proceedings not specifically reported herein, management does not anticipate that the liabilities, if any, arising from such current proceedings would have a material adverse effect on the Company's financial statements. See Note 3 to the financial statements for information regarding material issues.

ACCOUNTING POLICIES

Application of Critical Accounting Policies and Estimates

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. Significant accounting policies are described in Note 1 to the financial statements. In the application of these policies, certain estimates are made that may have a material impact on the Company's results of operations and related disclosures. Different assumptions and measurements could produce estimates that are significantly different from those recorded in the financial statements. Senior management has reviewed and discussed critical accounting policies and estimates described below with the Audit Committee of Southern Company's Board of Directors.

Electric Utility Regulation

The Company is subject to retail regulation by the Mississippi PSC and wholesale regulation by the FERC. These regulatory agencies set the rates the Company is permitted to charge customers based on allowable costs. As a result, the Company applies accounting standards which require the financial statements to reflect the effects of rate regulation. Through the ratemaking process, the regulators may require the inclusion of costs or revenues in periods different than when they would be recognized by a non-regulated company. This treatment may result in the deferral of expenses and the recording of related regulatory assets based on anticipated future recovery through rates or the deferral of gains or creation of liabilities and the recording of related regulatory liabilities. The application of the accounting standards has a further effect on the Company's financial statements as a result of the estimates of allowable costs used in the ratemaking process. These estimates may differ from those actually incurred by the Company; therefore, the accounting estimates inherent in specific costs such as depreciation and pension and postretirement benefits have less of a direct impact on the Company's results of operations than they would on a non-regulated company.

As reflected in Note 1 to the financial statements, significant regulatory assets and liabilities have been recorded. Management reviews the ultimate recoverability of these regulatory assets and liabilities based on applicable regulatory guidelines and accounting principles generally accepted in the United States. However, adverse legislative, judicial, or regulatory actions could materially impact the amounts of such regulatory assets and liabilities and could adversely impact the Company's financial statements.

Contingent Obligations

The Company is subject to a number of federal and state laws and regulations, as well as other factors and conditions that potentially subject it to environmental, litigation, income tax, and other risks. See FUTURE EARNINGS POTENTIAL herein and Note 3 to the financial statements for more information regarding certain of these contingencies. The Company periodically evaluates its exposure to such risks and, in accordance with generally accepted accounting principles (GAAP), records reserves for those matters where a non-tax-related loss is considered probable and reasonably estimable and records a tax asset or liability if it is more likely than not that a tax position will be sustained. The adequacy of reserves can be significantly affected by external events or conditions that can be unpredictable; thus, the ultimate outcome of such matters could materially affect the Company's financial statements. These events or conditions include the following:

- Changes in existing state or federal regulation by governmental authorities having jurisdiction over air quality, water quality, coal combustion byproducts, including coal ash, control of toxic substances, hazardous and solid wastes, and other environmental matters.
- Changes in existing income tax regulations or changes in IRS or state revenue department interpretations of existing regulations.
- Identification of additional sites that require environmental remediation or the filing of other complaints in which the Company may be asserted to be a potentially responsible party.
- Identification and evaluation of new or other potential lawsuits or complaints in which the Company may be named as a defendant.
- Resolution or progression of new or existing matters through the legislative process, the court systems, the IRS, state revenue departments, the FERC, or the EPA.

Unbilled Revenues

Revenues related to the retail sale of electricity are recorded when electricity is delivered to customers. However, the determination of KWH sales to individual customers is based on the reading of their meters, which is performed on a systematic basis throughout the month. At the end of each month, amounts of electricity delivered to customers, but not yet metered and billed, are estimated. Components of the unbilled revenue estimates include total KWH territorial supply, total KWH billed, estimated total electricity lost in delivery, and customer usage. These components can fluctuate as a result of a number of factors including weather, generation patterns, and power delivery volume and other operational constraints. These factors can be unpredictable and can vary from historical trends. As a result, the overall estimate of unbilled revenues could be significantly affected, which could have a material impact on the Company's results of operations.

Plant Daniel Operating Lease

As discussed in Note 7 to the financial statements under "Operating Leases – Plant Daniel Combined Cycle Generating Units," the Company leases a 1,064-MW natural gas combined cycle facility at Plant Daniel (Facility) from Juniper Capital L.P. (Juniper). For both accounting and rate recovery purposes, this transaction is treated as an operating lease, which means that the related obligations under this agreement are not reflected in the balance sheets. See FINANCIAL CONDITION AND LIQUIDITY – "Off-Balance Sheet Financing Arrangements" herein for further information. The operating lease determination was based on assumptions and estimates related to the following:

- Fair market value of the Facility at lease inception;
- The Company's incremental borrowing rate;
- Timing of debt payments and the related amortization of the initial acquisition cost during the initial lease term;
- Residual value of the Facility at the end of the lease term;
- Estimated economic life of the Facility; and
- Juniper's status as a voting interest entity.

The determination of operating lease treatment was made at the inception of the lease agreement and is not subject to change unless subsequent changes are made to the agreement. However, the Company is also required to monitor Juniper's ongoing status as a voting interest entity. Changes in that status could require the Company to consolidate the Facility's assets and the related debt and to record interest and depreciation expense of approximately $37 million annually, rather than annual lease expense of approximately $26 million.

Pension and Other Postretirement Benefits

The Company's calculation of pension and other postretirement benefits expense is dependent on a number of assumptions. These assumptions include discount rates, health care cost trend rates, expected long-term return on plan assets, mortality rates, expected salary and wage increases, and other factors. Components of pension and other postretirement benefits expense include interest and service cost on the pension and other postretirement benefit plans, expected return on plan assets and amortization of certain unrecognized costs and obligations. Actual results that differ from the assumptions utilized are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While the Company believes that the assumptions used are appropriate, differences in actual experience or significant changes in assumptions would affect its pension and other postretirement benefits costs and obligations.

Key elements in determining the Company's pension and other postretirement benefit expense in accordance with GAAP are the expected long-term return on plan assets and the discount rate used to measure the benefit plan obligations and the periodic benefit plan expense for future periods. The expected long-term return on postretirement benefit plan assets is based on the Company's investment strategy, historical experience, and expectations for long-term rates of return that considers external actuarial advice. The Company determines the long-term return on plan assets by applying the long-term rate of expected returns on various asset classes to the Company's target asset allocation. The Company discounts the future cash flows related to its postretirement benefit plans using a single-point discount rate developed from the weighted average of market-observed yields for high quality fixed income securities with maturities that correspond to expected benefit payments.

A 25 basis point change in any significant assumption would result in a $0.7 million or less change in the total benefit expense and a $13 million or less change in projected obligations.

New Accounting Standards

Variable Interest Entities

In June 2009, the Financial Accounting Standards Board issued new guidance of the consolidation of variable interest entities, which replaces the quantitative-based risks and rewards calculation for determining whether an enterprise is the primary beneficiary in a variable interest entity with an approach that is primarily qualitative, requires ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity, and requires additional disclosures about an enterprise's involvement in variable interest entities. The Company adopted this new guidance effective January 1, 2010, with no material impact on its financial statements.

FINANCIAL CONDITION AND LIQUIDITY

Overview

The Company's financial condition remained stable at December 31, 2009. Throughout the turmoil in the financial markets, the Company has maintained adequate access to capital without drawing on any of its committed bank credit arrangements used to support its commercial paper programs and variable rate pollution control revenue bonds. The Company intends to continue to monitor its access to short-term and long-term capital markets as well as its bank credit arrangements to meet future capital and liquidity needs. Market rates for committed credit have increased, and the Company has been and expects to continue to be subject to higher costs as its existing facilities are replaced or renewed. Total committed credit fees for the Company average less than ¼ of 1% per year. The ultimate impact on future financing costs as a result of financial turmoil cannot be determined at this time. See "Sources of Capital" and "Financing Activities" herein for additional information.

The Company's investments in pension trust funds remained stable as of December 31, 2009. The Company expects that the earliest that cash may have to be contributed to the pension trust fund is 2012 and such contribution could be significant; however, projections of the amount vary significantly depending on interpretations of and decisions related to federal legislation passed during 2008 as well as other key variables including future trust fund performance and cannot be determined at this time.

Net cash provided from operating activities in 2009 increased from 2008 by $76.2 million. The increase in net cash provided from operating activities was primarily due to an increase in cash related to higher fuel rates effective in March 2009 and a decrease in deferred income taxes. Net cash provided from operating activities in 2008 decreased from 2007 by $112.2 million. The decrease in net cash provided from operating activities was primarily due to the receipt of grant proceeds of $74.3 million in June 2007 and a decrease in operating activities related to receivables in 2008 in the amount of $49.5 million. The decrease in receivables is primarily due to the change in under recovered regulatory clause revenues of $24.7 million and a $24.1 million change in affiliate receivables. Also impacting operating activities were decreases related to fossil fuel stock of $33.3 million primarily due to increases in coal and coal in-transit of $22.0 million and $15.6 million, respectively. These were offset by an increase in deferred income taxes and investment tax credits of $61.4 million. Net cash provided from operating activities increased in 2007 compared to 2006 by $11.7 million primarily due to the Company's receipt of $74.3 million in bond proceeds during 2007 related to Hurricane Katrina recovery, of which $60 million was used to fund the property damage reserve and $14.3 million was used to recover retail operations and maintenance storm restoration cost.

Net cash used for investing activities totaled $119.4 million for 2009 compared to $155.8 million for 2008. The $36.4 million decrease was primarily due to a decrease in property additions. The $55.3 million increase in net cash used for investing activities in 2008 was primarily due to a $12.1 million increase in construction payables and a $27.6 million increase due to the capital portion of Hurricane Katrina grant proceeds received in 2007. The change in net cash used for investing activities in 2007 compared to 2006 of $107.0 million was primarily due to a $117.8 million reduction in the sources of funds related to Hurricane Katrina capital-related grant proceeds received in 2006 and bond proceeds.

Net cash used for financing activities totaled $8.6 million in 2009 compared to $78.9 million that was provided from financing activities in 2008. The $87.5 million decrease was primarily due to a $42.6 million decrease in notes payable and a $40 million decrease in long-term debt as a result of a March 2009 senior note redemption, when compared to the corresponding period in 2008. Net cash provided from financing activities totaled $78.9 million in 2008 compared to $105.5 million that was used in financing activities for the corresponding period in 2007. The $184.5 million increase in net cash provided from financing activities was primarily due to the $80 million long-term bank loan issued to the Company in March 2008, the $50 million senior notes issued in November 2008, and the $36 million redemption of the long-term debt to an affiliated trust in the first nine months of 2007. Notes payable increased by $57.8 million primarily due to additional borrowings from commercial paper. Net cash used for financing activities totaled $105.5 million in 2007 compared to $211.5 million in 2006. This decrease in net cash used for financing activities is primarily due to a decrease in the use of funds related to notes payable of $109.3 million.

Significant changes in the balance sheet as of December 31, 2009 compared to 2008 include an increase in cash of $42.6 million. Under recovered regulatory clause revenues decreased by $55.0 million primarily due to lower fuel costs and the implementation of higher fuel rates in 2009. Fossil fuel inventory increased $41.7 million primarily due to increases in coal inventory and emissions allowances of $30.1 million and $11.6 million, respectively. Prepaid income taxes increased by $31.2 million and total property, plant, and equipment increased by $32.4 million. Other regulatory assets, deferred increased by $37.4 million primarily due to the increase in spending related to the Kemper IGCC. Securities due within one year decreased $39.9 million primarily due to senior notes maturing during the first quarter 2009. Notes payable decreased by $26.3 million primarily due to a decrease in commercial paper borrowings. Over recovered regulatory clause liabilities increased by $48.6 million primarily due to lower fuel costs and the implementation of higher fuel rates in 2009. Long-term debt increased by $123.0 million primarily due to the issuance of senior notes in the first quarter 2009. Employee benefit obligations increased $19.6 million primarily due to the decline in the market value of pension assets. See Note 2 to the financial statements under "Pension Plans" for additional information.

The Company's ratio of common equity to total capitalization, excluding long-term debt due within one year, decreased from 61.2% in 2008 to 55.6% at December 31, 2009. The Company has received investment grade credit ratings from the major rating agencies with respect to debt and preferred stock. See SELECTED FINANCIAL AND OPERATING DATA for additional information regarding the Company's security ratings. See "Credit Rating Risk" herein for additional information.

Sources of Capital

The Company plans to obtain the funds required for construction and other purposes from sources such as operating cash flows, security issuances, term loans, short-term borrowings, and capital contributions from Southern Company. See "Capital Requirements and Contractual Obligations" herein and Note 3 to the financial statements under "Integrated Coal Gasification Combined Cycle" for additional information. The amount, type, and timing of any financings, if needed, will depend upon regulatory approval, prevailing market conditions, and other factors.

The issuance of securities by the Company is subject to regulatory approval by the FERC. Additionally, with respect to the public offering of securities, the Company files registration statements with the Securities and Exchange Commission (SEC) under the Securities Act of 1933, as amended (1933 Act). The amounts of securities authorized by the FERC, as well as the amounts registered under the 1933 Act, are continuously monitored and appropriate filings are made to ensure flexibility in the capital markets.

The Company obtains financing separately without credit support from any affiliate. The Southern Company system does not maintain a centralized cash or money pool. Therefore, funds of the Company are not commingled with funds of any other company.

To meet short-term cash needs and contingencies, the Company has various sources of liquidity. At December 31, 2009, the Company had approximately $65 million of cash and cash equivalents and $156 million of unused credit arrangements with banks. See Note 6 to the financial statements under "Bank Credit Arrangements" for additional information.

The Company may also meet short-term cash needs through a Southern Company subsidiary organized to issue and sell commercial paper at the request and for the benefit of the Company and the other traditional operating companies. Proceeds from such issuances for the benefit of the Company are loaned directly to the Company and are not commingled with proceeds from such issuances for the benefit of any other operating company. The obligations of each company under these arrangements are several; there is no cross affiliate credit support. At December 31, 2009, the Company had no commercial paper outstanding.

Financing Activities

During the first quarter of 2009, the Company issued senior notes totaling $125 million. Proceeds were used to repay at maturity the Company's $40 million aggregate principal amount of Series F Floating Rate Senior Notes due March 9, 2009 and to repay a portion of the Company's short-term indebtedness.

In addition to any financings that may be necessary to meet capital requirements and contractual obligations, the Company plans to continue, when economically feasible, a program to retire higher-cost securities and replace these obligations with lower-cost capital if market conditions permit.

Off-Balance Sheet Financing Arrangements

In 2001, the Company began an initial 10-year term of a lease agreement for a combined cycle generating facility built at Plant Daniel. In June 2003, the Company entered into a restructured lease agreement for the Facility with Juniper, as discussed in Note 7 to the financial statements under "Operating Leases – Plant Daniel Combined Cycle Generating Units." Juniper has also entered into leases with other parties unrelated to the Company. The assets leased by the Company comprise less than 50% of Juniper's assets. The Company does not consolidate the leased assets and related liabilities, and the lease with Juniper is considered an operating lease. Accordingly, the lease is not reflected in the balance sheets.

The initial lease term ends in 2011, and the lease includes a renewal and a purchase option based on the cost of the Facility at the inception of the lease, which was approximately $370 million. The Company is required to amortize approximately 4% of the initial acquisition cost over the initial lease term. In April 2010, 18 months prior to the end of the initial lease, the Company must notify Juniper if the lease will be terminated. The Company may elect to renew the lease for 10 years. If the lease is renewed, the agreement calls for the Company to amortize an additional 17% of the initial completion cost over the renewal period. Upon termination of the lease, at the Company's option, it may either exercise its purchase option or the Facility can be sold to a third party.

The lease also provides for a residual value guarantee, approximately 73% of the acquisition cost, by the Company that is due upon termination of the lease in the event that the Company does not renew the lease or purchase the Facility and that the fair market value is less than the unamortized cost of the Facility. See Note 7 to the financial statements under "Operating Leases – Plant Daniel Combined Cycle Generating Units" for additional information.

Credit Rating Risk

The Company does not have any credit arrangements that would require material changes in payment schedules or terminations as a result of a credit rating downgrade. There are certain contracts that could require collateral, but not accelerated payment, in the event of a credit rating change to BBB- and/or Baa3 or below. These contracts are for physical electricity purchases, fuel purchases, fuel transportation and storage, emissions allowances, and energy price risk management. At December 31, 2009, the maximum potential collateral requirements under these contracts at BBB- and/or Baa3 rating were approximately $5 million. At December 31, 2009, the maximum potential collateral requirements under these contracts at a rating below BBB- and/or Baa3 were approximately $370 million. Included in these amounts are certain agreements that could require collateral in the event that one or more Southern Company system power pool participants has a credit rating change to below investment grade. Generally, collateral may be provided by a Southern Company guaranty, letter of credit, or cash. Additionally, any credit rating downgrade could impact the Company's ability to access capital markets, particularly the short-term debt market.

On September 2, 2009, Moody's Investors Service (Moody's) affirmed the credit ratings of the Company's senior unsecured notes and commercial paper of A1/P-1, respectively, and revised the rating outlook for the Company to negative. On September 4, 2009, Fitch Ratings, Inc. affirmed the Company's senior unsecured notes and commercial paper ratings of AA-/F1+, respectively, and maintained a stable rating outlook for the Company. On October 6, 2009, Standard and Poor's Rating Services, a division of The McGraw-Hill Companies, Inc. (S&P) affirmed the credit rating of the Company's senior unsecured notes and its short-term rating of A/A-1, respectively, and maintained its stable ratings outlook.

Market Price Risk

Due to cost-based rate regulation, the Company has limited exposure to market volatility in interest rates, commodity fuel prices, and prices of electricity. To manage the volatility attributable to these exposures, the Company nets the exposures, where possible, to take advantage of natural offsets and enters into various derivative transactions for the remaining exposures pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. The Company's policy is that derivatives are to be used primarily for hedging purposes and mandates strict adherence to all applicable risk management policies. Derivative positions are monitored using techniques that include, but are not limited to, market valuation, value at risk, stress testing, and sensitivity analysis.

The Company does not currently hedge interest rate risk. The weighted average interest rate on $120 million of variable rate long-term debt at January 1, 2010 was 0.54%. If the Company sustained a 100 basis point change in interest rates for all unhedged variable rate long-term debt, the change would affect annualized interest expense by approximately $1.2 million at January 1, 2010.

To mitigate residual risks relative to movements in electricity prices, the Company enters into fixed-price contracts for the purchase and sale of electricity through the wholesale electricity market. At December 31, 2009, exposure from these activities was not material to the Company's financial statements.

In addition, per the guidelines of the Mississippi PSC, the Company has implemented a fuel-hedging program. At December 31, 2009, exposure from these activities was not material to the Company's financial statements.

The changes in fair value of energy-related derivative contracts were as follows at December 31:

	2009 Changes	2008 Changes
	Fair Value	
	(in thousands)	
Contracts outstanding at the beginning of the period, assets (liabilities), net	**$(51,985)**	$ 1,978
Contracts realized or settled	**53,905**	(30,639)
Current period changes[(a)]	**(43,654)**	(23,324)
Contracts outstanding at the end of the period, assets (liabilities), net	**$(41,734)**	$(51,985)

(a) Current period changes also include the changes in fair value of new contracts entered into during the period, if any.

The change in the fair value positions of the energy-related derivative contracts for the year ended December 31, 2009 was an increase of $10.3 million, substantially all of which is due to natural gas positions. The change is attributable to both the volume of million British thermal units (mmBtu) and prices of natural gas. At December 31, 2009, the Company had a net hedge volume of 23.7 million mmBtu with a weighted average contract cost of approximately $1.80 per mmBtu above market prices, and 28.9 million mmBtu at December 31, 2008 with a weighted average contract cost of approximately $1.89 per mmBtu above market prices. The majority of the natural gas hedge settlements are recovered through the ECM clause.

At December 31, 2009, the net fair value of energy-related derivative contracts by hedge designation was reflected in the financial statements as assets/(liabilities) as follows:

Asset (Liability) Derivatives	**2009**	2008
	(in thousands)	
Regulatory hedges	**$(41,746)**	$(51,956)
Cash flow hedges	-	142
Not designated	**12**	(171)
Total fair value	**$(41,734)**	$(51,985)

Energy-related derivative contracts which are designated as regulatory hedges relate to the Company's fuel hedging program, where gains and losses are initially recorded as regulatory liabilities and assets, respectively, and then are included in fuel expense as they are recovered through the ECM clause. Gains and losses on energy-related derivatives designated as cash flow hedges are used to hedge anticipated purchases and sales and are initially deferred in other comprehensive income before being recognized in income in the same period as the hedged transaction. Gains and losses on energy-related derivative contracts that are not designated or fail to qualify as hedges are recognized in the statements of income as incurred. The pre-tax gains/(losses) reclassified from other comprehensive income to revenue and fuel expense were not material for any period presented and are not expected to be material for 2010. Additionally, there was no material ineffectiveness recorded in earnings for any period presented.

Unrealized pre-tax gains/(losses) from energy-related derivative contracts recognized in income were not material for any year presented.

The maturities of the energy-related derivative contracts and the level of the fair value hierarchy in which they fall at December 31, 2009 are as follows:

	December 31, 2009 Fair Value Measurements			
	Total	Maturity		
	Fair Value	Year 1	Years 2&3	Years 4&5
		(in thousands)		
Level 1	$ -	$ -	$ -	$ -
Level 2	(41,734)	(18,996)	(22,600)	(138)
Level 3	-	-	-	-
Fair value of contracts outstanding at end of period	$(41,734)	$(18,996)	$(22,600)	$(138)

The Company uses over-the-counter contracts that are not exchange traded but are fair valued using prices which are actively quoted, and thus fall into Level 2. See Note 9 to the financial statements for further discussion on fair value measurement.

The Company is exposed to market price risk in the event of nonperformance by counterparties to the energy-related derivative contracts. The Company only enters into agreements and material transactions with counterparties that have investment grade credit ratings by Moody's and S&P or with counterparties who have posted collateral to cover potential credit exposure. Therefore, the Company does not anticipate market risk exposure from nonperformance by the counterparties. For additional information, see Note 1 to the financial statements under "Financial Instruments" and Note 10 to the financial statements.

Capital Requirements and Contractual Obligations

The construction program of the Company is currently estimated to be $472 million for 2010, $661 million for 2011, and $1.3 billion for 2012. These estimates include costs for new generation construction. Environmental expenditures included in these estimated amounts are $11 million, $59 million, and $128 million for 2010, 2011, and 2012, respectively. The construction program is subject to periodic review and revision, and actual construction costs may vary from these estimates because of numerous factors. These factors include: changes in business conditions; revised load growth estimates; storm impacts; changes in environmental statutes and regulations; changes in FERC rules and regulations; Mississippi PSC approvals; changes in legislation; the cost and efficiency of construction labor, equipment, and materials; project scope and design changes; and the cost of capital. In addition, there can be no assurance that costs related to capital expenditures will be fully recovered. See Note 3 to the financial statements under "Integrated Coal Gasification Combined Cycle" for additional information.

In addition, as discussed in Note 2 to the financial statements, the Company provides postretirement benefits to substantially all employees and funds trusts to the extent required by the FERC.

Other funding requirements related to obligations associated with scheduled maturities of long-term debt, as well as the related interest, derivative obligations, preferred stock dividends, leases, and other purchase commitments, are as follows. See Notes 1, 6, 7, and 10 to the financial statements for additional information.

Contractual Obligations

	2010	2011-2012	2013-2014	After 2014	Uncertain Timing [(d)]	Total
			(in thousands)			
Long-term debt[(a)] –						
Principal	$ -	$ 80,000	$ 50,000	$362,694	$ -	$ 492,694
Interest	21,643	42,479	38,761	202,726	-	305,609
Preferred stock dividends[(b)]	1,733	3,465	3,465	-	-	8,663
Energy-related derivative obligations[(c)]	19,454	22,641	202	-	-	42,297
Unrecognized tax benefits and interest[(d)]	290	-	-	-	2,967	3,257
Operating leases [(e)]	40,326	47,588	17,441	1,613		106,968
Capital leases[(f)]	1,330	2,070	-	-	-	3,400
Purchase commitments[(g)] –						
Capital[(h)]	471,511	1,935,149	-	-	-	2,406,660
Coal	316,006	434,084	30,805	-	-	780,895
Natural gas[(i)]	185,120	251,804	137,330	182,662	-	756,916
Long-term service agreements[(j)]	13,159	27,201	28,097	74,518	-	142,975
Postretirement benefits trust[(k)]	230	459	-	-	-	689
Total	$1,070,802	$2,846,940	$306,101	$824,213	$ 2,967	$5,051,023

(a) All amounts are reflected based on final maturity dates. The Company plans to continue to retire higher-cost securities and replace these obligations with lower-cost capital if market conditions permit. Variable rate interest obligations are estimated based on rates as of January 1, 2010, as reflected in the statements of capitalization. Excludes capital lease amounts (shown separately).

(b) Preferred stock does not mature; therefore, amounts are provided for the next five years only.

(c) For additional information, see Notes 1 and 10 to the financial statements.

(d) The timing related to the realization of $3 million in unrecognized tax benefits and interest payments in individual years beyond 12 months cannot be reasonably and reliably estimated due to uncertainties in the timing of the effective settlement of tax positions. See Note 5 to the financial statements for additional information.

(e) The decrease from 2011-2012 to 2013-2014 is primarily a result of the Plant Daniel operating lease contract that is scheduled to end during 2011. See Note 7 to the financial statements for additional information.

(f) The capital lease of $6.4 million is being amortized over a five-year period ending in 2012.

(g) The Company generally does not enter into non-cancelable commitments for other operations and maintenance expenditures. Total other operations and maintenance expenses for 2009, 2008, and 2007 were $247 million, $260 million, and $255 million, respectively.

(h) The Company forecasts capital expenditures over a three-year period. Amounts represent current estimates of total expenditures. At December 31, 2009, significant purchase commitments were outstanding in connection with the construction program.

(i) Natural gas purchase commitments are based on various indices at the time of delivery. Amounts reflected have been estimated based on the New York Mercantile Exchange future prices at December 31, 2009.

(j) Long-term service agreements include price escalation based on inflation indices.

(k) The Company forecasts postretirement trust contributions over a three-year period. The Company expects that the earliest that cash may have to be contributed to the pension trust fund is 2012. The projections of the amount vary significantly depending on key variables including future trust fund performance and cannot be determined at this time. Therefore, no amounts related to the pension trust fund are included in the table. See Note 2 to the financial statements for additional information related to the pension and postretirement plans, including estimated benefit payments. Certain benefit payments will be made through the related trusts. Other benefit payments will be made from the Company's corporate assets.

Cautionary Statement Regarding Forward-Looking Statements

The Company's 2009 Annual Report contains forward-looking statements. Forward-looking statements include, among other things, statements concerning retail sales, retail rates, storm damage cost recovery and repairs, fuel cost recovery and other rate actions, environmental regulations and expenditures, access to sources of capital, projections for postretirement benefit trust contributions, financing activities, start and completion of construction projects, impacts of adoption of new accounting rules, impact of the American Recovery and Reinvestment Act of 2009, impact of healthcare legislation, if any, estimated sales and purchases under new power sale and purchase agreements, and estimated construction and other expenditures. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could," "should," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential," or "continue" or the negative of these terms or other similar terminology. There are various factors that could cause actual results to differ materially from those suggested by the forward-looking statements; accordingly, there can be no assurance that such indicated results will be realized. These factors include:

- the impact of recent and future federal and state regulatory change, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric utility industry, implementation of the Energy Policy Act of 2005, environmental laws including regulation of water quality and emissions of sulfur, nitrogen, mercury, carbon, soot, particulate matter, or coal combustion byproducts and other substances and also changes in tax and other laws and regulations to which the Company is subject, as well as changes in application of existing laws and regulations;
- current and future litigation, regulatory investigations, proceedings, or inquiries, including FERC matters and EPA civil actions;
- the effects, extent, and timing of the entry of additional competition in the markets in which the Company operates;
- variations in demand for electricity, including those relating to weather, the general economy and recovery from the recent recession, population and business growth (and declines), and the effects of energy conservation measures;
- available sources and costs of fuels;
- effects of inflation;
- ability to control costs and avoid cost overruns during the development and construction of facilities;
- investment performance of the Company's employee benefit plans;
- advances in technology;
- state and federal rate regulations and the impact of pending and future rate cases and negotiations, including rate actions relating to fuel and other cost recovery mechanisms;
- internal restructuring or other restructuring options that may be pursued;
- potential business strategies, including acquisitions or dispositions of assets or businesses, which cannot be assured to be completed or beneficial to the Company;
- the ability of counterparties of the Company to make payments as and when due and to perform as required;
- the ability to obtain new short- and long-term contracts with wholesale customers;
- the direct or indirect effect on the Company's business resulting from terrorist incidents and the threat of terrorist incidents;
- interest rate fluctuations and financial market conditions and the results of financing efforts, including the Company's credit ratings;
- the ability of the Company to obtain additional generating capacity at competitive prices;
- catastrophic events such as fires, earthquakes, explosions, floods, hurricanes, droughts, pandemic health events such as influenzas, or other similar occurrences;
- the direct or indirect effects on the Company's business resulting from incidents affecting the U.S. electric grid or operation of generation resources;
- the effect of accounting pronouncements issued periodically by standard setting bodies; and
- other factors discussed elsewhere herein and in other reports (including the Form 10-K) filed by the Company from time to time with the SEC.

The Company expressly disclaims any obligation to update any forward-looking statements.

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STATEMENTS OF INCOME

For the Years Ended December 31, 2009, 2008, and 2007

Mississippi Power Company 2009 Annual Report

	2009	2008	2007
		(in thousands)	
Operating Revenues:			
Retail revenues	**$790,950**	$785,434	$727,214
Wholesale revenues, non-affiliates	**299,268**	353,793	323,120
Wholesale revenues, affiliates	**44,546**	100,928	46,169
Other revenues	**14,657**	16,387	17,241
Total operating revenues	**1,149,421**	1,256,542	1,113,744
Operating Expenses:			
Fuel	**519,687**	586,503	494,248
Purchased power, non-affiliates	**8,831**	27,036	9,188
Purchased power, affiliates	**83,104**	99,526	86,690
Other operations and maintenance	**246,758**	260,011	255,177
Depreciation and amortization	**70,916**	71,039	60,376
Taxes other than income taxes	**64,068**	65,099	60,328
Total operating expenses	**993,364**	1,109,214	966,007
Operating Income	**156,057**	147,328	147,737
Other Income and (Expense):			
Interest income	**804**	1,998	1,986
Interest expense, net of amounts capitalized	**(22,940)**	(17,979)	(18,158)
Other income (expense), net	**2,993**	4,695	6,029
Total other income and (expense)	**(19,143)**	(11,286)	(10,143)
Earnings Before Income Taxes	**136,914**	136,042	137,594
Income taxes	**50,214**	48,349	51,830
Net Income	**86,700**	87,693	85,764
Dividends on Preferred Stock	**1,733**	1,733	1,733
Net Income After Dividends on Preferred Stock	**$ 84,967**	$ 85,960	$ 84,031

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2009, 2008, and 2007

Mississippi Power Company 2009 Annual Report

	2009	2008	2007
		(in thousands)	
Operating Activities:			
Net income	**$ 86,700**	$ 87,693	$ 85,764
Adjustments to reconcile net income			
to net cash provided from operating activities --			
Depreciation and amortization, total	**78,914**	75,765	69,971
Deferred income taxes	**(39,849)**	24,840	(36,572)
Plant Daniel capacity	**-**	-	(5,659)
Pension, postretirement, and other employee benefits	**7,077**	8,182	8,782
Stock based compensation expense	**886**	724	1,038
Tax benefit of stock options	**34**	489	287
Generation construction screening costs	**(30,638)**	(26,662)	(9,031)
Hurricane Katrina grant proceeds-property reserve	**-**	-	60,000
Other, net	**(3,650)**	(20,767)	(15,784)
Changes in certain current assets and liabilities --			
-Receivables	**9,677**	(9,982)	14,874
-Under recovered regulatory clause revenues	**54,994**	(14,450)	10,234
-Fossil fuel stock	**(41,699)**	(38,072)	(4,787)
-Materials and supplies	**(649)**	297	487
-Prepaid income taxes	**1,061**	3,243	17,726
-Other current assets	**2,065**	(2,022)	(1,923)
-Hurricane Katrina grant proceeds	**-**	-	14,345
-Hurricane Katrina accounts payable	**-**	-	(53)
-Other accounts payable	**(7,590)**	3,251	(4,525)
-Accrued taxes	**8,800**	2,428	(867)
-Accrued compensation	**(6,819)**	(1,362)	(1,993)
-Over recovered regulatory clause revenues	**48,596**	-	-
-Other current liabilities	**2,732**	836	4,344
Net cash provided from operating activities	**170,642**	94,431	206,658
Investing Activities:			
Property additions	**(101,995)**	(153,401)	(144,925)
Cost of removal net of salvage	**(9,352)**	(6,411)	2,195
Construction payables	**(5,091)**	(4,084)	8,027
Hurricane Katrina capital grant proceeds	**-**	7,314	34,953
Other investing activities	**(2,971)**	819	(755)
Net cash used for investing activities	**(119,409)**	(155,763)	(100,505)
Financing Activities:			
Increase (decrease) in notes payable, net	**(26,293)**	16,350	(41,433)
Proceeds --			
Capital contributions from parent company	**4,567**	3,541	5,436
Gross excess tax benefit of stock options	**117**	934	572
Pollution control revenue bonds	**-**	7,900	-
Senior notes issuances	**125,000**	50,000	35,000
Other long-term debt issuances	**-**	80,000	-
Redemptions --			
Pollution control revenue bonds	**-**	(7,900)	-
Senior notes	**(40,000)**	-	-
Other long-term debt	**-**	-	(36,082)
Payment of preferred stock dividends	**(1,733)**	(1,733)	(1,733)
Payment of common stock dividends	**(68,500)**	(68,400)	(67,300)
Other financing activities	**(1,779)**	(1,774)	-
Net cash provided from (used for) financing activities	**(8,621)**	78,918	(105,540)
Net Change in Cash and Cash Equivalents	**42,612**	17,586	613
Cash and Cash Equivalents at Beginning of Year	**22,413**	4,827	4,214
Cash and Cash Equivalents at End of Year	**$ 65,025**	$ 22,413	$ 4,827
Supplemental Cash Flow Information:			
Cash paid during the period for --			
Interest (net of $117, $229 and $12 capitalized, respectively)	**$19,832**	$15,753	$16,164
Income taxes (net of refunds)	**77,206**	23,829	67,453

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS
At December 31, 2009 and 2008
Mississippi Power Company 2009 Annual Report

Assets	**2009**	2008
	(in thousands)	
Current Assets:		
Cash and cash equivalents	**$ 65,025**	$ 22,413
Receivables --		
Customer accounts receivable	**36,766**	40,262
Unbilled revenues	**27,168**	24,798
Under recovered regulatory clause revenues	**-**	54,994
Other accounts and notes receivable	**11,337**	8,995
Affiliated companies	**13,215**	24,108
Accumulated provision for uncollectible accounts	**(940)**	(1,039)
Fossil fuel stock, at average cost	**127,237**	85,538
Materials and supplies, at average cost	**27,793**	27,143
Other regulatory assets, current	**53,273**	59,220
Prepaid income taxes	**32,237**	1,061
Other current assets	**12,625**	9,837
Total current assets	**405,736**	357,330
Property, Plant, and Equipment:		
In service	**2,316,494**	2,234,573
Less accumulated provision for depreciation	**950,373**	923,269
Plant in service, net of depreciation	**1,366,121**	1,311,304
Construction work in progress	**48,219**	70,665
Total property, plant, and equipment	**1,414,340**	1,381,969
Other Property and Investments	**7,018**	8,280
Deferred Charges and Other Assets:		
Deferred charges related to income taxes	**8,536**	9,566
Other regulatory assets, deferred	**209,100**	171,680
Other deferred charges and assets	**27,951**	23,870
Total deferred charges and other assets	**245,587**	205,116
Total Assets	**$2,072,681**	$1,952,695

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS
At December 31, 2009 and 2008
Mississippi Power Company 2009 Annual Report

Liabilities and Stockholder's Equity	**2009**	2008
	(in thousands)	
Current Liabilities:		
Securities due within one year	**$ 1,330**	$ 41,230
Notes payable	**-**	26,293
Accounts payable --		
Affiliated	**49,209**	36,847
Other	**38,662**	63,704
Customer deposits	**11,143**	10,354
Accrued taxes --		
Accrued income taxes	**10,590**	8,842
Other accrued taxes	**49,547**	50,700
Accrued interest	**5,739**	3,930
Accrued compensation	**13,785**	20,604
Other regulatory liabilities, current	**7,610**	9,718
Over recovered regulatory clause liabilities	**48,596**	-
Liabilities from risk management activities	**19,454**	29,291
Other current liabilities	**21,142**	19,144
Total current liabilities	**276,807**	320,657
Long-Term Debt (See accompanying statements)	**493,480**	370,460
Deferred Credits and Other Liabilities:		
Accumulated deferred income taxes	**223,066**	222,324
Deferred credits related to income taxes	**13,937**	14,074
Accumulated deferred investment tax credits	**12,825**	14,014
Employee benefit obligations	**161,778**	142,188
Other cost of removal obligations	**97,820**	96,191
Other regulatory liabilities, deferred	**54,576**	51,340
Other deferred credits and liabilities	**47,090**	52,216
Total deferred credits and other liabilities	**611,092**	592,347
Total Liabilities	**1,381,379**	1,283,464
Redeemable Preferred Stock (See accompanying statements)	**32,780**	32,780
Common Stockholder's Equity (See accompanying statements)	**658,522**	636,451
Total Liabilities and Stockholder's Equity	**$2,072,681**	$1,952,695
Commitments and Contingent Matters (See notes)		

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CAPITALIZATION

At December 31, 2009 and 2008

Mississippi Power Company 2009 Annual Report

	2009	2008	**2009**	2008
	(in thousands)		*(percent of total)*	
Long-Term Debt:				
Long-term notes payable --				
6.00% due 2013	**50,000**	50,000		
5.4% to 5.625% due 2017-2035	**280,000**	155,000		
Adjustable rates (0.68% at 1/1/10) due 2011	**80,000**	120,000		
Total long-term notes payable	**410,000**	325,000		
Other long-term debt --				
Pollution control revenue bonds:				
5.15% due 2028	**42,625**	42,625		
Variable rates (0.25% to 0.30% at 1/1/10) due 2020-2028	**40,070**	40,070		
Total other long-term debt	**82,695**	82,695		
Capitalized lease obligations	**3,399**	4,630		
Unamortized debt discount	**(1,284)**	(635)		
Total long-term debt (annual interest requirement -- $21.6 million)	**494,810**	411,690		
Less amount due within one year	**1,330**	41,230		
Long-term debt excluding amount due within one year	**493,480**	370,460	**41.6%**	35.6%
Cumulative Redeemable Preferred Stock:				
$100 par value				
Authorized: 1,244,139 shares				
Outstanding: 334,210 shares				
4.40% to 5.25% (annual dividend requirement -- $1.7 million)	**32,780**	32,780	**2.8**	3.2
Common Stockholder's Equity:				
Common stock, without par value --				
Authorized: 1,130,000 shares				
Outstanding: 1,121,000 shares	**37,691**	37,691		
Paid-in capital	**325,562**	319,958		
Retained earnings	**295,269**	278,802		
Accumulated other comprehensive income (loss)	**-**	-		
Total common stockholder's equity	**658,522**	636,451	**55.6**	61.2
Total Capitalization	**$1,184,782**	$1,039,691	**100.0%**	100.0%

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2009, 2008, and 2007

Mississippi Power Company 2009 Annual Report

	Number of Common Shares Issued	Common Stock	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
			(in thousands)			
Balance at December 31, 2006	1,121	$37,691	$307,019	$244,511	$599	$589,820
Net income after dividends on preferred stock	-	-	-	84,031	-	84,031
Capital contributions from parent company	-	-	7,333	-	-	7,333
Other comprehensive income (loss)	-	-	-	-	(26)	(26)
Cash dividends on common stock	-	-	-	(67,300)	-	(67,300)
Other	-	-	(28)	-	-	(28)
Balance at December 31, 2007	1,121	37,691	314,324	261,242	573	613,830
Net income after dividends on preferred stock	-	-	-	85,960	-	85,960
Capital contributions from parent company	-	-	5,634	-	-	5,634
Other comprehensive income (loss)	-	-	-	-	(573)	(573)
Cash dividends on common stock	-	-	-	(68,400)	-	(68,400)
Balance at December 31, 2008	**1,121**	**37,691**	**319,958**	**278,802**	**-**	**636,451**
Net income after dividends on preferred stock	-	-	-	**84,967**	-	**84,967**
Capital contributions from parent company	-	-	**5,604**	-	-	**5,604**
Other comprehensive income (loss)	-	-	-	-	-	-
Cash dividends on common stock	-	-	-	**(68,500)**	-	**(68,500)**
Balance at December 31, 2009	**1,121**	**$37,691**	**$325,562**	**$295,269**	**$ -**	**$658,522**

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2009, 2008, and 2007

Mississippi Power Company 2009 Annual Report

	2009	2008	2007
		(in thousands)	
Net income after dividends on preferred stock	**$84,967**	$85,960	$84,031
Other comprehensive income (loss):			
Qualifying hedges:			
Changes in fair value, net of tax of $-, $(355), and $(16), respectively	-	(573)	(26)
Comprehensive Income	**$84,967**	$85,387	$84,005

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Mississippi Power Company (the Company) is a wholly owned subsidiary of Southern Company, which is the parent company of four traditional operating companies, Southern Power Company (Southern Power), Southern Company Services, Inc. (SCS), Southern Communications Services, Inc. (SouthernLINC Wireless), Southern Company Holdings, Inc. (Southern Holdings), Southern Nuclear Operating Company, Inc. (Southern Nuclear), and other direct and indirect subsidiaries. The traditional operating companies, Alabama Power Company (Alabama Power), Georgia Power Company (Georgia Power), Gulf Power Company (Gulf Power), and Mississippi Power Company (Mississippi Power), are vertically integrated utilities providing electric service in four Southeastern states. The Company operates as a vertically integrated utility providing service to retail customers in southeast Mississippi and to wholesale customers in the Southeast. Southern Power constructs, acquires, owns, and manages generation assets and sells electricity at market-based rates in the wholesale market. SCS, the system service company, provides, at cost, specialized services to Southern Company and its subsidiary companies. SouthernLINC Wireless provides digital wireless communications for use by Southern Company and its subsidiary companies and also markets these services to the public and provides fiber cable services within the Southeast. Southern Holdings is an intermediate holding company subsidiary for Southern Company's investments in leveraged leases. Southern Nuclear operates and provides services to Southern Company's nuclear power plants.

The equity method is used for entities in which the Company has significant influence but does not control and for variable interest entities where the Company is not the primary beneficiary. Certain prior years' data presented in the financial statements have been reclassified to conform to the current year presentation.

The Company is subject to regulation by the Federal Energy Regulatory Commission (FERC) and the Mississippi Public Service Commission (PSC). The Company follows accounting principles generally accepted in the United States and complies with the accounting policies and practices prescribed by its regulatory commissions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates, and the actual results may differ from those estimates.

Affiliate Transactions

The Company has an agreement with SCS under which the following services are rendered to the Company at direct or allocated cost: general and design engineering, purchasing, accounting and statistical analysis, finance and treasury, tax, information resources, marketing, auditing, insurance and pension administration, human resources, systems and procedures, digital wireless communications, and other services with respect to business and operations and power pool transactions. Costs for these services amounted to $84 million, $87 million, and $71.8 million during 2009, 2008, and 2007, respectively. Cost allocation methodologies used by SCS were approved by the Securities and Exchange Commission prior to the repeal of the Public Utility Holding Company Act of 1935, as amended, and management believes they are reasonable. The FERC permits services to be rendered at cost by system service companies.

The Company provides incidental services to and receives such services from other Southern Company subsidiaries which are generally minor in duration and amount. The Company provided no significant service to an affiliate in 2009, 2008, and 2007. The Company received storm restoration assistance from other Southern Company subsidiaries totaling $3.2 million in 2008. There was no storm assistance received in 2009 or 2007.

The Company has an agreement with Alabama Power under which the Company owns a portion of Greene County Steam Plant. Alabama Power operates Greene County Steam Plant, and the Company reimburses Alabama Power for its proportionate share of all associated expenditures and costs. The Company reimbursed Alabama Power for the Company's proportionate share of related expenses which totaled $10.2 million, $11.1 million, and $9.8 million in 2009, 2008, and 2007, respectively. The Company also has an agreement with Gulf Power under which Gulf Power owns a portion of Plant Daniel. The Company operates Plant Daniel, and Gulf Power reimburses the Company for its proportionate share of all associated expenditures and costs. Gulf Power reimbursed the Company for Gulf Power's proportionate share of related expenses which totaled $20.9 million, $22.8 million, and $23.1 million in 2009, 2008, and 2007, respectively. See Note 4 for additional information.

The traditional operating companies, including the Company, and Southern Power may jointly enter into various types of wholesale energy, natural gas, and certain other contracts, either directly or through SCS, as agent. Each participating company may be jointly and severally liable for the obligations incurred under these agreements. See Note 7 under "Fuel Commitments" for additional information.

Regulatory Assets and Liabilities

The Company is subject to the provisions of the Financial Accounting Standards Board in accounting for the effects of rate regulation. Regulatory assets represent probable future revenues associated with certain costs that are expected to be recovered from customers through the ratemaking process. Regulatory liabilities represent probable future reductions in revenues associated with amounts that are expected to be credited to customers through the ratemaking process.

Regulatory assets and (liabilities) reflected in the balance sheets at December 31 relate to:

	2009	2008	Note
	(in thousands)		
Hurricane Katrina	**$ (143)**	$ (143)	(a)
Underfunded retiree benefit plans	**99,690**	87,094	(b,k)
Property damage	**(57,814)**	(54,241)	(m)
Deferred income tax charges	**9,027**	8,862	(d)
Property tax	**17,170**	16,333	(e)
Transmission & distribution deferral	**4,734**	7,101	(f)
Vacation pay	**8,756**	8,498	(g,k)
Loss on reacquired debt	**8,409**	9,133	(h)
Loss on redeemed preferred stock	**229**	400	(i)
Loss on rail cars	**108**	196	(h)
Other regulatory assets	**1,087**	-	(c)
Fuel-hedging (realized and unrealized) losses	**44,116**	56,516	(j,k)
Asset retirement obligations	**8,955**	8,345	(d)
Deferred income tax credits	**(14,853)**	(14,962)	(d)
Other cost of removal obligations	**(97,820)**	(96,191)	(d)
Fuel-hedging (realized and unrealized) gains	**(551)**	(761)	(j,k)
Generation screening costs	**68,496**	37,857	(l)
Other liabilities	**(2,628)**	(4,894)	(c)
Total assets (liabilities), net	**$ 96,968**	$ 69,143	

Note: The recovery and amortization periods for these regulatory assets and (liabilities) are as follows:

(a) For additional information, see Note 3 under "Retail Regulatory Matters – Storm Damage Cost Recovery."
(b) Recovered and amortized over the average remaining service period which may range up to 14 years. See Note 2 for additional information.
(c) Recorded and recovered as approved by the Mississippi PSC over periods not exceeding two years.
(d) Asset retirement and removal liabilities are recorded, deferred income tax assets are recovered and deferred tax liabilities are amortized over the related property lives, which may range up to 50 years. Asset retirement and removal liabilities will be settled and trued up following completion of the related activities.
(e) Recovered through the ad valorem tax adjustment clause over a 12-month period beginning in April of the following year.
(f) Amortized over a four-year period ending 2011.
(g) Recorded as earned by employees and recovered as paid, generally within one year.

(h) Recovered over the remaining life of the original issue/lease or, if refinanced, over the life of the new issue/lease, which may range up to 50 years.
(i) Amortized over a period beginning in 2004 that is not to exceed seven years.
(j) Fuel-hedging assets and liabilities are recorded over the life of the underlying hedged purchase contracts, which generally do not exceed two years. Upon final settlement, costs are recovered through the Energy Cost Management clause (ECM).
(k) Not earning a return as offset by a corresponding asset or liability.
(l) Recovery expected to be determined by the Mississippi PSC by May 1, 2010. For additional information, see Note 3 under "Retail Regulatory Matters – Integrated Coal Gasification Combined Cycle."
(m) For additional information, see Note 1 under "Provision for Property Damage" and Note 3 under "Retail Regulatory Matters – System Restoration Rider."

In the event that a portion of the Company's operations is no longer subject to applicable accounting rules for rate regulation, the Company would be required to write off or reclassify to accumulated other comprehensive income related regulatory assets and liabilities that are not specifically recoverable through regulated rates. In addition, the Company would be required to determine if any impairment to other assets, including plant, exists and write down the assets, if impaired, to their fair values. All regulatory assets and liabilities are to be reflected in rates.

Government Grants

The Company received a grant in October 2006 from the Mississippi Development Authority (MDA) for $276.4 million, primarily for storm damage cost recovery. In 2007, the Company received $109.3 million of storm restoration bond proceeds under the state bond program of which $25.2 million was for retail storm restoration cost, $60.0 million was to increase the Company's retail property damage reserve, and $24.1 million was to cover the retail portion of construction of a new storm operations center. In 2008, the Company received grant payments in the amount of $7.3 million and anticipates the receipt of approximately $3.2 million in 2010. The grant proceeds do not represent a future obligation of the Company. The portion of any grants received related to retail storm recovery was applied to the retail regulatory asset that was established as restoration costs were incurred. The portion related to wholesale storm recovery was recorded either as a reduction to operations and maintenance expense or as a reduction to total property, plant, and equipment depending on the restoration work performed and the appropriate allocations of cost of service.

Revenues

Energy and other revenues are recognized as services are provided. Wholesale capacity revenues from long-term contracts are recognized at the lesser of the levelized amount or the amount billable under the contract over the respective contract period. Unbilled revenues related to retail sales are accrued at the end of each fiscal period. The Company's retail and wholesale rates include provisions to adjust billings for fluctuations in fuel costs, fuel hedging, the energy component of purchased power costs, and certain other costs. Retail rates also include provisions to adjust billings for fluctuations in costs for ad valorem taxes and certain qualifying environmental costs. Revenues are adjusted for differences between these actual costs and amounts billed in current regulated rates. Under or over recovered regulatory clause revenues are recorded in the balance sheets and are recovered or returned to customers through adjustments to the billing factors. The Company is required to file with the Mississippi PSC for an adjustment to the fuel cost recovery factor annually.

The Company has a diversified base of customers. For years ended December 31, 2009 and 2008, no single customer or industry comprises 10% or more of revenues. For all periods presented, uncollectible accounts averaged less than 1% of revenues.

Fuel Costs

Fuel costs are expensed as the fuel is used. Fuel expense generally includes the cost of purchased emissions allowances as they are used. Fuel costs also include gains and/or losses from fuel hedging programs as approved by the Mississippi PSC.

Income and Other Taxes

The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences. Investment tax credits utilized are deferred and amortized to income over the average life of the related property. Taxes that are collected from customers on behalf of governmental agencies to be remitted to these agencies are presented net on the statements of income.

In accordance with accounting standards related to the uncertainty in income taxes, the Company recognizes tax positions that are "more likely than not" of being sustained upon examination by the appropriate taxing authorities. See Note 5 under "Unrecognized Tax Benefits" for additional information.

Property, Plant, and Equipment

Property, plant, and equipment is stated at original cost less regulatory disallowances and impairments. Original cost includes: materials; labor; minor items of property; appropriate administrative and general costs; payroll-related costs such as taxes, pensions, and other benefits; and the interest capitalized and/or cost of funds used during construction for projects over $10 million.

The Company's property, plant, and equipment consisted of the following at December 31:

	2009	2008
	(in thousands)	
Generation	**$ 963,145**	$ 919,149
Transmission	**449,452**	436,280
Distribution	**748,066**	720,124
General	**155,831**	159,020
Total plant in service	**$2,316,494**	$2,234,573

The cost of replacements of property, exclusive of minor items of property, is capitalized. The cost of maintenance, repairs, and replacement of minor items of property is charged to maintenance expense except for the cost of maintenance of coal cars and a portion of the railway track maintenance costs, which are charged to fuel stock and recovered through the Company's fuel clause.

Depreciation and Amortization

Depreciation of the original cost of plant in service is provided primarily by using composite straight-line rates, which approximated 3.3%, in 2009, 2008, and 2007. Depreciation studies are conducted periodically to update the composite rates. When property subject to depreciation is retired or otherwise disposed of in the normal course of business, its cost, together with the cost of removal, less salvage, is charged to the accumulated depreciation provision. Minor items of property included in the original cost of the plant are retired when the related property unit is retired. Depreciation expense includes an amount for the expected cost of removal of facilities. On September 8, 2009 and September 9, 2009, the Company filed with the Mississippi PSC and the FERC, respectively, a depreciation study as of December 31, 2008. The FERC accepted this study on October 20, 2009.

In April 2007, the Mississippi PSC issued an order allowing the Company to defer certain reliability related maintenance costs beginning January 1, 2007 and recover them evenly over a four-year period beginning January 1, 2008. These costs related to maintenance that was needed as follow-up to emergency repairs that were made subsequent to Hurricane Katrina. At December 31, 2007, the Company had incurred and deferred the retail portion of $9.5 million of such costs. At December 31, 2009, the Company had a balance of the deferred retail portion of $4.7 million with $2.3 million included in current assets as other regulatory assets and $2.4 million included in other regulatory assets, deferred.

In December 2003, the Mississippi PSC issued an interim accounting order directing the Company to expense and record a regulatory liability of $60.3 million while it considered the Company's request to include 266 megawatts (MWs) of Plant Daniel Units 3 and 4 generating capacity in jurisdictional cost of service. In May 2004, the Mississippi PSC approved the Company's request effective January 1, 2004, and ordered the Company to amortize the regulatory liability previously established to reduce depreciation and amortization expenses over a four-year period. The amount amortized in 2007 was $5.7 million. The regulatory liability was fully amortized as of December 31, 2007.

Asset Retirement Obligations and Other Costs of Removal

Asset retirement obligations are computed as the present value of the ultimate costs for an asset's future retirement and are recorded in the period in which the liability is incurred. The costs are capitalized as part of the related long-lived asset and depreciated over the asset's useful life. The Company has received accounting guidance from the Mississippi PSC allowing the continued accrual of other future retirement costs for long-lived assets that the Company does not have a legal obligation to retire. Accordingly, the accumulated removal costs for these obligations are reflected in the balance sheets as a regulatory liability.

The Company has retirement obligations related to various landfill sites, underground storage tanks, and asbestos removal. The Company also has identified retirement obligations related to certain transmission and distribution facilities, co-generation facilities, certain wireless communication towers, and certain structures authorized by the United States Army Corps of Engineers. However, liabilities for the removal of these assets have not been recorded because the range of time over which the Company may settle these obligations is unknown and cannot be reasonably estimated. The Company will continue to recognize in the statements of income allowed removal costs in accordance with its regulatory treatment. Any differences between costs recognized and those reflected in rates are recognized as either a regulatory asset or liability, as ordered by the Mississippi PSC, and are reflected in the balance sheets.

Details of the asset retirement obligations included in the balance sheets are as follows:

	2009	2008
	(in thousands)	
Balance, beginning of year	**$17,977**	$17,290
Liabilities incurred	**378**	-
Liabilities settled	**(1,892)**	(55)
Accretion	**1,049**	967
Cash flow revisions	**(81)**	(225)
Balance, end of year	**$17,431**	$17,977

Impairment of Long-Lived Assets and Intangibles

The Company evaluates long-lived assets for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is based on either a specific regulatory disallowance or an estimate of undiscounted future cash flows attributable to the assets, as compared with the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by either the amount of regulatory disallowance or by estimating the fair value of the asset and recording a loss for the amount if the carrying value is greater than the fair value. For assets identified as held for sale, the carrying value is compared to the estimated fair value less the cost to sell in order to determine if an impairment loss is required. Until the assets are disposed of, their estimated fair value is re-evaluated when circumstances or events change.

Provision for Property Damage

The Company carries insurance for the cost of certain types of damage to generation plants and general property. However, the Company is self-insured for the cost of storm, fire, and other uninsured casualty damage to its property, including transmission and distribution facilities. As permitted by the Mississippi PSC and the FERC, the Company accrues for the cost of such damage through an annual expense accrual credited to regulatory liability accounts for the retail and wholesale jurisdictions. The cost of repairing actual damage resulting from such events that individually exceed $50,000 is charged to the reserve. A 1999 Mississippi PSC order allowed the Company to accrue $1.5 million to $4.6 million to the reserve annually, with a maximum reserve totaling $23 million. In October 2006, in conjunction with the Mississippi PSC Hurricane Katrina-related financing order, the Mississippi PSC ordered the Company to cease all accruals to the retail property damage reserve until a new reserve cap is established. However, in the same financing order, the Mississippi PSC approved the replenishment of the retail property damage reserve with $60 million to be funded with a portion of the proceeds of bonds to be issued by the Mississippi Development Bank on behalf of the State of Mississippi and reported as liabilities by the State of Mississippi. The Company received the $60 million bond proceeds in June 2007. The Company made no discretionary retail accruals in 2008 and 2007 as a result of the order. On January 9, 2009, the Mississippi PSC approved the System Restoration Rider (SRR) stipulation between the Company and the Mississippi Public Utilities Staff. In accordance with the stipulation, every three years the Mississippi PSC, Mississippi Public Utilities Staff, and the Company will agree on SRR revenue level(s) for the ensuing period, based on historical data, expected exposure, type and amount of insurance coverage, excluding insurance cost, and any other relevant information. The accrual amount and the reserve balance are determined based on the SRR revenue level(s). If a significant change in circumstances occurs, then the SRR revenue level can be adjusted more frequently if the Company and the Mississippi Public Utilities Staff or the Mississippi PSC deem the change appropriate. Each year the Company will set rates to collect the approved SRR revenues. The property damage reserve accrual will be the difference between the approved SRR revenues and the SRR revenue requirement, excluding any accrual to the reserve. In 2009, the Company made retail accruals of $3.7 million per the SRR order. In addition, SRR allows the Company to set up a regulatory asset, pending review, if the allowable actual retail property damage costs exceed the amount in the retail property damage reserve. See Note 3 under "Retail Regulatory Matters – Storm Damage Cost Recovery" and "Retail Regulatory Matters – System Restoration Rider" for additional information regarding the depletion of these reserves following Hurricane Katrina and the deferral of additional costs, as well as additional rate riders or other cost recovery mechanisms which have and/or may be approved by the Mississippi PSC to recover the deferred costs and accrue reserves. The Company accrued $0.3 million in 2009 and $0.2 million annually in 2008 and 2007 for the wholesale jurisdiction. See Note 3 under "FERC Matters – Wholesale Rate Filing" for additional information.

Cash and Cash Equivalents

For purposes of the financial statements, temporary cash investments are considered cash equivalents. Temporary cash investments are securities with original maturities of 90 days or less.

Materials and Supplies

Generally, materials and supplies include the average cost of transmission, distribution, and generating plant materials. Materials are charged to inventory when purchased and then expensed or capitalized to plant, as appropriate, at weighted average cost when installed.

Fuel Inventory

Fuel inventory includes the average costs of oil, coal, natural gas, and emissions allowances. Fuel is charged to inventory when purchased and then expensed as used and recovered by the Company through fuel cost recovery rates approved by the Mississippi PSC. Emissions allowances granted by the Environmental Protection Agency (EPA) are included in inventory at zero cost.

Financial Instruments

The Company uses derivative financial instruments to limit exposure to fluctuations in the prices of certain fuel purchases and electricity purchases and sales. All derivative financial instruments are recognized as either assets or liabilities (included in "Other" or shown separately as "Risk Management Activities") and are measured at fair value. See Note 9 for additional information. Substantially all of the Company's bulk energy purchases and sales contracts that meet the definition of a derivative are exempt from fair value accounting requirements and are accounted for under the accrual method. Other derivative contracts qualify as cash flow hedges of anticipated transactions or are recoverable through the Mississippi PSC approved fuel hedging program as discussed below. This results in the deferral of related gains and losses in other comprehensive income or regulatory assets and liabilities, respectively, until the hedged transactions occur. Any ineffectiveness arising from cash flow hedges is recognized currently in net income. Other derivative contracts are marked to market through current period income and are recorded on a net basis in the statements of income. See Note 10 for additional information.

The Company does not offset fair value amounts recognized for multiple derivative instruments executed with the same counterparty under a master netting arrangement. Additionally, the Company has no outstanding collateral repayment obligations or rights to reclaim collateral arising from derivative instruments recognized at December 31, 2009.

The Mississippi PSC has approved the Company's request to implement an ECM which, among other things, allows the Company to utilize financial instruments to hedge its fuel commitments. Changes in the fair value of these financial instruments are recorded as regulatory assets or liabilities. Amounts paid or received as a result of financial settlement of these instruments are classified as fuel expense and are included in the ECM factor applied to customer billings. The Company's jurisdictional wholesale customers have a similar ECM mechanism, which has been approved by the FERC.

The Company is exposed to losses related to financial instruments in the event of counterparties' nonperformance. The Company has established controls to determine and monitor the creditworthiness of counterparties in order to mitigate the Company's exposure to counterparty credit risk.

Comprehensive Income

The objective of comprehensive income is to report a measure of all changes in common stock equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income consists of net income, changes in the fair value of qualifying cash flow hedges, and reclassifications for amounts included in net income.

2. RETIREMENT BENEFITS

The Company has a defined benefit, trusteed, pension plan covering substantially all employees. The plan is funded in accordance with requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). No contributions to the plan are expected for the year ending December 31, 2010. The Company also provides certain defined benefit pension plans for a selected group of management and highly compensated employees. Benefits under these non-qualified pension plans are funded on a cash basis. In addition, the Company provides certain medical care and life insurance benefits for retired employees through other postretirement benefit plans. The Company funds trusts to the extent required by the FERC. For the year ending December 31, 2010, postretirement trust contributions are expected to total approximately $0.2 million.

The measurement date for plan assets and obligations for 2009 and 2008 was December 31 while the measurement date for prior years was September 30. Pursuant to accounting standards related to defined postretirement benefit plans, the Company was required to change the measurement date for its defined postretirement benefit plans from September 30 to December 31 beginning with the year ended December 31, 2008. As permitted, the Company adopted the measurement date provisions effective January 1, 2008, resulting in an increase in long-term liabilities of $1.6 million and a decrease in prepaid pension costs of approximately $0.1 million.

Pension Plans

The total accumulated benefit obligation for the pension plans was $289 million in 2009 and $252 million in 2008. Changes during the plan year ended December 31, 2009 and the 15-month period ended December 31, 2008 in the projected benefit obligations and the fair value of plan assets were as follows:

	2009	2008
	(in thousands)	
Change in benefit obligation		
Benefit obligation at beginning of year	**$266,879**	$256,903
Service cost	**6,792**	8,557
Interest cost	**17,577**	19,753
Benefits paid	**(11,965)**	(14,721)
Actuarial loss (gain)	**29,896**	(3,613)
Balance at end of year	**309,179**	266,879
Change in plan assets		
Fair value of plan assets at beginning of year	**198,510**	300,866
Actual return (loss) on plan assets	**30,088**	(89,420)
Employer contributions	**1,382**	1,785
Benefits paid	**(11,965)**	(14,721)
Fair value of plan assets at end of year	**218,015**	198,510
Accrued liability	**$(91,164)**	$(68,369)

At December 31, 2009, the projected benefit obligations for the qualified and non-qualified pension plans were $285.9 million and $23.3 million, respectively. All pension plan assets are related to the qualified pension plan.

Pension plan assets are managed and invested in accordance with all applicable requirements, including ERISA and the Internal Revenue Code of 1986, as amended (Internal Revenue Code). In 2009, in determining the optimal asset allocation for the pension fund, the Company performed an extensive study based on projections of both assets and liabilities over a 10-year forward horizon. The primary goal of the study was to maximize plan funded status. The Company's investment policy covers a diversified mix of assets, including equity and fixed income securities, real estate, and private equity. Derivative instruments are used primarily to gain efficient exposure to the various asset classes and as hedging tools. The Company minimizes the risk of large losses primarily through diversification but also monitors and manages other aspects of risk.

The actual composition of the Company's pension plan assets as of December 31, 2009 and 2008, along with the targeted mix of assets, is presented below:

	Target	**2009**	2008
Domestic equity	29%	**33%**	34%
International equity	28	**29**	23
Fixed income	15	**15**	14
Special situations	3	**-**	-
Real estate investments	15	**13**	19
Private equity	10	**10**	10
Total	100%	**100%**	100%

The investment strategy for plan assets related to the Company's defined benefit plan is to be broadly diversified across major asset classes. The asset allocation is established after consideration of various factors that affect the assets and liabilities of the pension plan including, but not limited to, historical and expected returns, volatility, correlations of asset classes, the current level of assets and liabilities, and the assumed growth in assets and liabilities. Because a significant portion of the liability of the pension plan is long-term in nature, the assets are invested consistent with long-term investment expectations for return and risk. To manage the actual asset class exposures relative to the target asset allocation, the Company employs a formal rebalancing program. As additional risk management, external investment managers and service providers are subject to written guidelines to ensure appropriate and prudent investment practices.

Detailed below is a description of the investment strategies for each major asset category disclosed above:

- ***Domestic equity.*** This portion of the portfolio comprises a mix of large and small capitalization stocks with generally an equal distribution of value and growth attributes managed both actively and through passive index approaches.
- ***International equity.*** This portion of the portfolio is actively managed with a blend of growth stocks and value stocks with both developed and emerging market exposure.
- ***Fixed income.*** This portion of the portfolio is actively managed through an allocation to long-dated, investment grade corporate and government bonds.
- ***Special situations.*** Though currently unfunded, this portion of the portfolio was established both to execute opportunistic investment strategies with the objectives of diversifying and enhancing returns and exploiting short-term inefficiencies, as well as to invest in promising new strategies of a longer-term nature.
- ***Real estate investments.*** Assets in this portion of the portfolio are invested in traditional private market, equity-oriented investments in real properties (indirectly through pooled funds or partnerships) and in publicly traded real estate securities.
- ***Private equity.*** This portion of the portfolio generally consists of investments in private partnerships that invest in private or public securities typically through privately negotiated and/or structured transactions. Leveraged buyouts, venture capital, and distressed debt are examples of investment strategies within this category.

The fair values of pension plan assets as of December 31, 2009 and 2008 are presented below. These fair value measurements exclude cash, receivables related to investment income, pending investments sales, and payables related to pending investment purchases.

	Fair Value Measurements Using			
As of December 31, 2009:	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
		(in thousands)		
Assets:				
Domestic equity*	$ 43,279	$17,897	$ -	$ 61,176
International equity*	55,948	5,575	-	61,523
Fixed income:				
U.S. Treasury, government, and agency bonds	-	16,118	-	16,118
Mortgage- and asset-backed securities	-	4,382	-	4,382
Corporate bonds	-	10,803	-	10,803
Pooled funds	-	390	-	390
Cash equivalents and other	108	13,211	-	13,319
Special situations	-	-	-	-
Real estate investments	6,747	-	21,195	27,942
Private equity	-	-	21,498	21,498
Total	$106,082	$68,376	$42,693	$217,151
Liabilities:				
Derivatives	(172)	(43)	-	(215)
Total	$105,910	$68,333	$42,693	$216,936

*Level 1 securities consist of actively traded stocks while Level 2 securities consist of pooled funds. Management believes that the portfolio is well-diversified with no significant concentrations of risk.

	Fair Value Measurements Using			
As of December 31, 2008:	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
		(in thousands)		
Assets:				
Domestic equity*	$40,886	$16,650	$ -	$ 57,536
International equity*	36,783	3,382	-	40,165
Fixed income:				
U.S. Treasury, government, and agency bonds	-	17,191	-	17,191
Mortgage- and asset-backed securities	-	8,145	-	8,145
Corporate bonds	-	11,147	-	11,147
Pooled funds	-	120	-	120
Cash equivalents and other	861	7,865	-	8,726
Special situations	-	-	-	-
Real estate investments	5,604	-	32,700	38,304
Private equity	-	-	19,092	19,092
Total	$84,134	$64,500	$51,792	$200,426
Liabilities:				
Derivatives	(301)	-	-	(301)
Total	$83,833	$64,500	$51,792	$200,125

*Level 1 securities consist of actively traded stocks while Level 2 securities consist of pooled funds. Management believes that the portfolio is well-diversified with no significant concentrations of risk.

Changes in the fair value measurement of the Level 3 items in the pension plan assets valued using significant unobservable inputs for the years ended December 31, 2009 and 2008 are as follows:

	2009		2008	
	Real Estate Investments	**Private Equity**	**Real Estate Investments**	**Private Equity**
		(in thousands)		
Beginning balance	**$32,700**	**$19,092**	$40,755	$20,280
Actual return on investments:				
Related to investments held at year end	**(9,492)**	**1,322**	(6,651)	(5,517)
Related to investments sold during the year	**(2,516)**	**387**	156	975
Total return on investments	**(12,008)**	**1,709**	(6,495)	(4,542)
Purchases, sales, and settlements	**503**	**697**	(1,560)	3,354
Transfers into/out of Level 3	**-**	**-**	-	-
Ending balance	**$21,195**	**$21,498**	$32,700	$19,092

The fair values presented above are prepared in accordance with applicable accounting standards regarding fair value. For purposes of determining the fair value of the pension plan assets and the appropriate level designation, management relies on information provided by the plan's trustee. This information is reviewed and evaluated by management with changes made to the trustee information as appropriate.

Securities for which the activity is observable on an active market or traded exchange are categorized as Level 1. Fixed income securities classified as Level 2 are valued using matrix pricing, a common model using observable inputs. Domestic and international equity securities classified as Level 2 consist of pooled funds where the value is not quoted on an exchange but where the value is determined using observable inputs from the market. Securities that are valued using unobservable inputs are classified as Level 3 and include investments in real estate and investments in limited partnerships. The Company invests (through the pension plan trustee) directly in the limited partnerships which then invest in various types of funds or various private entities within a fund. The fair value of the limited partnerships' investments is based on audited annual capital accounts statements which are generally prepared on a fair value basis. The Company also relies on the fact that, in most instances, the underlying assets held by the limited partnerships are reported at fair value. External investment managers typically send valuations to both the custodian and to the Company within 90 days of quarter end. The custodian reports the most recent value available and adjusts the value for cash flows since the statement date for each respective fund.

Amounts recognized in the balance sheets related to the Company's pension plan consist of the following:

	2009	2008
	(in thousands)	
Other regulatory assets, deferred	**$85,357**	$66,602
Other current liabilities	**(1,484)**	(1,498)
Employee benefit obligations	**(89,680)**	(66,871)

Presented below are the amounts included in regulatory assets at December 31, 2009 and 2008 related to the defined benefit pension plans that had not yet been recognized in net periodic pension cost along with the estimated amortization of such amounts for 2010.

	Prior Service Cost	**Net (Gain) Loss**
	(in thousands)	
Balance at December 31, 2009:		
Regulatory assets	**$ 9,222**	**$76,135**
Balance at December 31, 2008:		
Regulatory assets	$10,800	$55,802
Estimated amortization in net periodic pension cost in 2010:		
Regulatory assets	$ 1,391	$ 634

The changes in the balances of regulatory assets and regulatory liabilities related to the defined benefit pension plans for the year ended December 31, 2009 and the 15 months ended December 31, 2008 are presented in the following table:

	Regulatory Assets	Regulatory Liabilities
	(in thousands)	
Balance at December 31, 2007	$ 11,114	$ (53,396)
Net loss (gain)	56,721	54,849
Change in prior service costs/transition obligation	-	-
Reclassification adjustments:		
Amortization of prior service costs	(489)	(1,596)
Amortization of net gain	(744)	143
Total reclassification adjustments	(1,233)	(1,453)
Total change	55,488	53,396
Balance at December 31, 2008	$ 66,602	$ -
Net loss (gain)	**20,872**	-
Change in prior service costs/transition obligation	**-**	-
Reclassification adjustments:		
Amortization of prior service costs	**(1,578)**	-
Amortization of net gain	**(539)**	-
Total reclassification adjustments	**(2,117)**	-
Total change	**18,755**	-
Balance at December 31, 2009	**$ 85,357**	$ -

Components of net periodic pension cost (income) were as follows:

	2009	2008	2007
		(in thousands)	
Service cost	**$ 6,792**	$ 6,846	$6,934
Interest cost	**17,577**	15,802	14,767
Expected return on plan assets	**(21,065)**	(20,611)	(19,099)
Recognized net loss	**539**	481	634
Net amortization	**1,578**	1,668	1,591
Net periodic pension cost (income)	**$ 5,421**	$ 4,186	$4,827

Net periodic pension cost (income) is the sum of service cost, interest cost, and other costs netted against the expected return on plan assets. The expected return on plan assets is determined by multiplying the expected rate of return on plan assets and the market-related value of plan assets. In determining the market-related value of plan assets, the Company has elected to amortize changes in the market value of all plan assets over five years rather than recognize the changes immediately. As a result, the accounting value of plan assets that is used to calculate the expected return on plan assets differs from the current fair value of the plan assets.

Future benefit payments reflect expected future service and are estimated based on assumptions used to measure the projected benefit obligation for the pension plans. At December 31, 2009, estimated benefit payments were as follows:

	Benefit Payments
	(in thousands)
2010	$13,509
2011	14,349
2012	15,373
2013	16,495
2014	18,078
2015 to 2019	108,602

Other Postretirement Benefits

Changes during the plan year ended December 31, 2009 and the 15-month period ended December 31, 2008 in the accumulated postretirement benefit obligations (APBO) and in the fair value of plan assets were as follows:

	2009	2008
	(in thousands)	
Change in benefit obligation		
Benefit obligation at beginning of year	**$ 84,733**	$ 84,495
Service cost	**1,328**	1,745
Interest cost	**5,535**	6,498
Benefits paid	**(4,041)**	(5,333)
Actuarial gain	**(1,550)**	(3,275)
Plan amendments	**(2,592)**	-
Retiree drug subsidy	**361**	603
Balance at end of year	**83,774**	84,733
Change in plan assets		
Fair value of plan assets at beginning of year	**18,623**	25,593
Actual return (loss) on plan assets	**2,902**	(5,653)
Employer contributions	**2,447**	3,414
Benefits paid	**(3,680)**	(4,731)
Fair value of plan assets at end of year	**20,292**	18,623
Accrued liability	**$(63,482)**	$(66,110)

Other postretirement benefit plan assets are managed and invested in accordance with all applicable requirements, including ERISA and the Internal Revenue Code. The Company's investment policy covers a diversified mix of assets, including equity and fixed income securities, real estate, and private equity. Derivative instruments are used primarily to gain efficient exposure to the various asset classes and as hedging tools. The Company minimizes the risk of large losses primarily through diversification but also monitors and manages other aspects of risk. The actual composition of the Company's other postretirement benefit plan assets as of the end of year, along with the targeted mix of assets, is presented below:

	Target	2009	2008
Domestic equity	22%	**26%**	26%
International equity	22	**22**	18
Fixed income	34	**34**	35
Special situations	2	**-**	-
Real estate investments	12	**10**	14
Private equity	8	**8**	7
Total	100%	**100%**	100%

Detailed below is a description of the investment strategies for each major asset category disclosed above:

- ***Domestic equity.*** This portion of the portfolio comprises a mix of large and small capitalization stocks with generally an equal distribution of value and growth attributes managed both actively and through passive index approaches.
- ***International equity.*** This portion of the portfolio is actively managed with a blend of growth stocks and value stocks with both developed and emerging market exposure.
- ***Fixed income.*** This portion of the portfolio is comprised of domestic bonds.
- ***Special situations.*** Though currently unfunded, this portion of the portfolio was established both to execute opportunistic investment strategies with the objectives of diversifying and enhancing returns and exploiting short-term inefficiencies, as well as to invest in promising new strategies of a longer-term nature.

- ***Trust-owned life insurance.*** Some of the Company's taxable trusts invest in these investments in order to minimize the impact of taxes on the portfolio.
- ***Real estate investments.*** Assets in this portion of the portfolio are invested in traditional private market, equity-oriented investments in real properties (indirectly through pooled funds or partnerships) and in publicly traded real estate securities.
- ***Private equity.*** This portion of the portfolio generally consists of investments in private partnerships that invest in private or public securities typically through privately negotiated and/or structured transactions. Leveraged buyouts, venture capital, and distressed debt are examples of investment strategies within this category.

The fair values of other postretirement benefit plan assets as of December 31, 2009 and 2008 are presented below. These fair value measurements exclude cash, receivables related to investment income, pending investments sales, and payables related to pending investment purchases.

	Fair Value Measurements Using			
As of December 31, 2009:	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
		(in thousands)		
Assets:				
Domestic equity*	$ 3,011	$ 1,245	$ -	$ 4,256
International equity*	3,893	387	-	4,280
Fixed income:				
U.S. Treasury, government, and agency bonds	-	5,155	-	5,155
Mortgage- and asset-backed securities	-	304	-	304
Corporate bonds	-	751	-	751
Pooled funds	-	27	-	27
Cash equivalents and other	8	1,295	-	1,303
Trust-owned life insurance	-	-	-	-
Special situations	-	-	-	-
Real estate investments	468	-	1,475	1,943
Private equity	-	-	1,497	1,497
Total	$ 7,380	$ 9,164	$ 2,972	$19,516
Liabilities:				
Derivatives	(12)	(3)	-	(15)
Total	$ 7,368	$ 9,161	$ 2,972	$19,501

*Level 1 securities consist of actively traded stocks while Level 2 securities consist of pooled funds. Management believes that the portfolio is well-diversified with no significant concentrations of risk.

As of December 31, 2008:	Fair Value Measurements Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
		(in thousands)		
Assets:				
Domestic equity*	$ 2,857	$ 1,164	$ -	$ 4,021
International equity*	2,571	238	-	2,809
Fixed income:				
U.S. Treasury, government, and agency bonds	-	5,558	-	5,558
Mortgage- and asset-backed securities	-	570	-	570
Corporate bonds	-	779	-	779
Pooled funds	-	9	-	9
Cash equivalents and other	59	888	-	947
Trust-owned life insurance	-	-	-	-
Special situations	-	-	-	-
Real estate investments	391	-	2,287	2,678
Private equity	-	-	1,335	1,335
Total	$ 5,878	$ 9,206	$ 3,622	$18,706
Liabilities:				
Derivatives	(22)	-	-	(22)
Total	$ 5,856	$ 9,206	$ 3,622	$18,684

*Level 1 securities consist of actively traded stocks while Level 2 securities consist of pooled funds. Management believes that the portfolio is well-diversified with no significant concentrations of risk.

Changes in the fair value measurement of the Level 3 items in the other postretirement benefit plan assets valued using significant unobservable inputs for the years ended December 31, 2009 and 2008 are as follows:

	2009		2008	
	Real Estate Investments	**Private Equity**	**Real Estate Investments**	**Private Equity**
		(in thousands)		
Beginning balance	**$2,287**	**$1,335**	$2,755	$1,371
Actual return on investments:				
Related to investments held at year end	**(676)**	**87**	(372)	(328)
Related to investments sold during the year	**(171)**	**28**	10	65
Total return on investments	**(847)**	**115**	(362)	(263)
Purchases, sales, and settlements	**35**	**47**	(106)	227
Transfers into/out of Level 3	**-**	**-**	-	-
Ending balance	**$ 1,475**	**$1,497**	$2,287	$1,335

The fair values presented above are prepared in accordance with applicable accounting standards regarding fair value. For purposes of determining the fair value of the pension plan assets and the appropriate level designation, management relies on information provided by the plan's trustee. This information is reviewed and evaluated by management with changes made to the trustee information as appropriate.

Securities for which the activity is observable on an active market or traded exchange are categorized as Level 1. Fixed income securities classified as Level 2 are valued using matrix pricing, a common model using observable inputs. Domestic and international equity securities classified as Level 2 consist of pooled funds where the value is not quoted on an exchange but where the value is determined using observable inputs from the market. Securities that are valued using unobservable inputs are classified as Level 3 and include investments in real estate and investments in limited partnerships. The Company invests (through the pension plan trustee) directly in the limited partnerships which then invest in various types of funds or various private entities within a fund. The fair value of the limited partnerships' investments is based on audited annual capital accounts statements which are generally prepared on a fair value basis. The Company also relies on the fact that, in most instances, the underlying assets held by the limited partnerships are reported at fair value. External investment managers typically send valuations to both the custodian and to the Company within 90 days of quarter end. The custodian reports the most recent value available and adjusts the value for cash flows since the statement date for each respective fund.

Amounts recognized in the balance sheets related to the Company's other postretirement benefit plans consist of the following:

	2009	2008
	(in thousands)	
Other regulatory assets, deferred	**$ 14,332**	$ 20,491
Employee benefit obligations	**(63,482)**	(66,110)

Presented below are the amounts included in regulatory assets at December 31, 2009 and 2008 related to the other postretirement benefit plans that had not yet been recognized in net periodic postretirement benefit cost along with the estimated amortization of such amounts for 2010.

	Prior Service Cost	**Net (Gain) Loss**	**Transition Obligation**
		(in thousands)	
Balance at December 31, 2009:			
Regulatory assets	**$ (1,107)**	**$ 14,811**	**$ 628**
Balance at December 31, 2008:			
Regulatory assets	$ 1,054	$ 18,020	$ 1,417
Estimated amortization as net periodic postretirement benefit cost in 2010:			
Regulatory assets	$ (57)	$ 403	$ 228

The changes in the balance of regulatory assets related to the other postretirement benefit plans for the plan year ended December 31, 2009 and the 15 months ended December 31, 2008 are presented in the following table:

	Regulatory Assets
	(in thousands)
Balance at December 31, 2007	$ 17,217
Net loss	4,607
Change in prior service costs/transition obligation	-
Reclassification adjustments:	
Amortization of transition obligation	(433)
Amortization of prior service costs	(132)
Amortization of net gain	(768)
Total reclassification adjustments	(1,333)
Total change	3,274
Balance at December 31, 2008	$ 20,491
Net gain	**(2,648)**
Change in prior service costs/transition obligation	**(2,592)**
Reclassification adjustments:	
Amortization of transition obligation	**(307)**
Amortization of prior service costs	**(51)**
Amortization of net gain	**(561)**
Total reclassification adjustments	**(919)**
Total change	**(6,159)**
Balance at December 31, 2009	**$ 14,332**

Components of the other postretirement benefit plans' net periodic cost were as follows:

	2009	2008	2007
		(in thousands)	
Service cost	**$ 1,328**	$ 1,396	$ 1,372
Interest cost	**5,535**	5,199	5,254
Expected return on plan assets	**(1,783)**	(1,805)	(1,673)
Net amortization	**919**	1,066	1,633
Net postretirement cost	**$ 5,999**	$ 5,856	$ 6,586

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Medicare Act) provides a 28% prescription drug subsidy for Medicare eligible retirees. The effect of the subsidy reduced the Company's expenses for the years ended December 31, 2009, 2008, and 2007 by approximately $1.7 million, $1.8 million, and $1.8 million, respectively.

Future benefit payments, including prescription drug benefits, reflect expected future service and are estimated based on assumptions used to measure the accumulated benefit obligation for the postretirement plans. Estimated benefit payments are reduced by drug subsidy receipts expected as a result of the Medicare Act as follows:

	Benefit Payments	**Subsidy Receipts**	**Total**
		(in thousands)	
2010	$ 4,731	$ (520)	$ 4,211
2011	5,157	(583)	4,574
2012	5,520	(663)	4,857
2013	5,943	(730)	5,213
2014	6,217	(821)	5,396
2015 to 2019	35,141	(5,395)	29,746

Actuarial Assumptions

The weighted average rates assumed in the actuarial calculations used to determine both the benefit obligations as of the measurement date and the net periodic costs for the pension and other postretirement benefit plans for the following year are presented below. Net periodic benefit costs were calculated in 2006 for the 2007 plan year using a discount rate of 6.00% and an annual salary increase of 3.50%.

	2009	2008	2007
Discount rate:			
Pension plans	**5.92%**	6.75%	6.30%
Other postretirement benefit plans	**5.83**	6.75	6.30
Annual salary increase	**4.18**	3.75	3.75
Long-term return on plan assets:			
Pension plans	**8.50**	8.50	8.50
Other postretirement benefit plans	**7.62**	7.85	7.77

The Company estimates the expected rate of return on pension plan and other postretirement benefit plan assets using a financial model to project the expected return on each current investment portfolio. The analysis projects an expected rate of return on each of seven different asset classes in order to arrive at the expected return on the entire portfolio relying on each trust's target asset allocation and reasonable capital market assumptions. The financial model is based on four key inputs: anticipated returns by asset class (based in part on historical returns), each trust's asset allocation, an anticipated inflation rate, and the projected impact of a periodic rebalancing of each trust's portfolio.

An additional assumption used in measuring the APBO was a weighted average medical care cost trend rate of 8.50% for 2010, decreasing gradually to 5.25% through the year 2016 and remaining at that level thereafter. An annual increase or decrease in the assumed medical care cost trend rate of 1% would affect the APBO and the service and interest cost components at December 31, 2009 as follows:

	1 Percent Increase	1Percent Decrease
	(in thousands)	
Benefit obligation	$ 5,025	$ 4,571
Service and interest costs	398	404

Employee Savings Plan

The Company also sponsors a 401(k) defined contribution plan covering substantially all employees. The Company provides an 85% matching contribution up to 6% of an employee's base salary. Total matching contributions made to the plan for 2009, 2008, and 2007 were $3.9 million, $3.7 million, and $3.5 million, respectively.

3. CONTINGENCIES AND REGULATORY MATTERS

General Litigation Matters

The Company is subject to certain claims and legal actions arising in the ordinary course of business. In addition, the Company's business activities are subject to extensive governmental regulation related to public health and the environment such as regulation of air emissions and water discharges. Litigation over environmental issues and claims of various types, including property damage, personal injury, common law nuisance, and citizen enforcement of environmental requirements such as opacity and air and water quality standards, has increased generally throughout the United States. In particular, personal injury and other claims for damages caused by alleged exposure to hazardous materials, and common law nuisance claims for injunctive relief and property damage allegedly caused by greenhouse gas and other emissions, have become more frequent. The ultimate outcome of such pending or potential litigation against the Company cannot be predicted at this time; however, for current proceedings not specifically reported herein, management does not anticipate that the liabilities, if any, arising from such current proceedings would have a material adverse effect on the Company's financial statements.

Environmental Matters

New Source Review Actions

In November 1999, the EPA brought a civil action in the U.S. District Court for the Northern District of Georgia against certain Southern Company subsidiaries, including Alabama Power and Georgia Power, alleging that these subsidiaries had violated the New Source Review (NSR) provisions of the Clean Air Act and related state laws at certain coal-fired generating facilities. These actions were filed concurrently with the issuance of notices of violations to the Company with respect to the Company's Plant Watson. After Alabama Power was dismissed from the original action, the EPA filed a separate action in January 2001 against Alabama Power in the U.S. District Court for the Northern District of Alabama. In these lawsuits, the EPA alleges that NSR violations occurred at eight coal-fired generating facilities operated by Alabama Power and Georgia Power, including one facility co-owned by the Company. The civil actions request penalties and injunctive relief, including an order requiring installation of the best available control technology at the affected units. In early 2000, the EPA filed a motion to amend its complaint to add the Company as a defendant based on the allegations in the notices of violation. However, in March 2001, the court denied the motion based on lack of jurisdiction, and the EPA has not re-filed. The original action, now solely against Georgia Power, has been administratively closed since the spring of 2001, and the case has not been reopened.

In June 2006, the U.S. District Court for the Northern District of Alabama entered a consent decree between Alabama Power and the EPA, resolving a portion of the Alabama Power lawsuit relating to the alleged NSR violations at Plant Miller. In July 2008, the U.S. District Court for the Northern District of Alabama granted partial summary judgment in favor of Alabama Power with respect to its other affected units regarding the proper legal test for determining whether projects are routine maintenance, repair, and replacement and therefore are excluded from NSR permitting. The decision did not resolve the case, which remains ongoing.

The Company believes that it complied with applicable laws and the EPA regulations and interpretations in effect at the time the work in question took place. The Clean Air Act authorizes maximum civil penalties of $25,000 to $37,500 per day, per violation at each generating unit, depending on the date of the alleged violation. An adverse outcome in either of these cases could require substantial capital expenditures or affect the timing of currently budgeted capital expenditures that cannot be determined at this time and could possibly require payment of substantial penalties. Such expenditures could affect future results of operations, cash flows, and financial condition if such costs are not recovered through regulated rates.

Carbon Dioxide Litigation

New York Case

In July 2004, three environmental groups and attorneys general from eight states, each outside of Southern Company's service territory, and the corporation counsel for New York City filed complaints in the U.S. District Court for the Southern District of New York against Southern Company and four other electric power companies. The complaints allege that the companies' emissions of carbon dioxide, a greenhouse gas, contribute to global warming, which the plaintiffs assert is a public nuisance. Under common law public and private nuisance theories, the plaintiffs seek a judicial order (1) holding each defendant jointly and severally liable for creating, contributing to, and/or maintaining global warming and (2) requiring each of the defendants to cap its emissions of carbon dioxide and then reduce those emissions by a specified percentage each year for at least a decade. The plaintiffs have not, however, requested that damages be awarded in connection with their claims. Southern Company believes these claims are without merit and notes that the complaint cites no statutory or regulatory basis for the claims. In September 2005, the U.S. District Court for the Southern District of New York granted Southern Company's and the other defendants' motions to dismiss these cases. The plaintiffs filed an appeal to the U.S. Court of Appeals for the Second Circuit in October 2005 and, on September 21, 2009, the U.S. Court of Appeals for the Second Circuit reversed the district court's ruling, vacating the dismissal of the plaintiffs' claim, and remanding the case to the district court. On November 5, 2009, the defendants, including Southern Company, sought rehearing en banc, and the court's ruling is subject to potential appeal. Therefore, the ultimate outcome of these matters cannot be determined at this time.

Kivalina Case

In February 2008, the Native Village of Kivalina and the City of Kivalina filed a suit in the U.S. District Court for the Northern District of California against several electric utilities (including Southern Company), several oil companies, and a coal company. The plaintiffs are the governing bodies of an Inupiat village in Alaska. The plaintiffs contend that the village is being destroyed by erosion allegedly caused by global warming that the plaintiffs attribute to emissions of greenhouse gases by the defendants. The plaintiffs assert claims for public and private nuisance and contend that some of the defendants have acted in concert and are therefore jointly and severally liable for the plaintiffs' damages. The suit seeks damages for lost property values and for the cost of relocating the village, which is alleged to be $95 million to $400 million. Southern Company believes that these claims are without merit and notes that the complaint cites no statutory or regulatory basis for the claims. On September 30, 2009, the U.S. District Court for the Northern District of California granted the defendants' motions to dismiss the case based on lack of jurisdiction and ruled the claims were barred by the political question doctrine and by the plaintiffs' failure to establish the standard for determining that the defendants' conduct caused the injury alleged. On November 5, 2009, the plaintiffs filed an appeal with the U.S. Court of Appeals for the Ninth Circuit challenging the district court's order dismissing the case. The ultimate outcome of this matter cannot be determined at this time.

Other Litigation

Common law nuisance claims for injunctive relief and property damage allegedly caused by greenhouse gas emissions have become more frequent, and courts have recently determined that private parties and states have standing to bring such claims. For example, on October 16, 2009, the U.S. Court of Appeals for the Fifth Circuit reversed the U.S. District Court for the Southern District of Mississippi's dismissal of private party claims against certain oil, coal, chemical, and utility companies alleging damages as a result of Hurricane Katrina. In reversing the dismissal, the U.S. Court of Appeals for the Fifth Circuit held that plaintiffs have standing to assert their nuisance, trespass, and negligence claims and none of these claims are barred by the political question doctrine. The Company is not currently a party to this litigation but was named as a defendant in an amended complaint which was rendered moot in August 2007 by the U.S. District Court for the Southern District of Mississippi when such court dismissed the original matter. The ultimate outcome of this matter cannot be determined at this time.

Environmental Remediation

The Company must comply with other environmental laws and regulations that cover the handling and disposal of waste and releases of hazardous substances. Under these various laws and regulations, the Company may also incur substantial costs to clean up properties. The Company has authority from the Mississippi PSC to recover approved environmental compliance costs through regulatory mechanisms.

In 2003, the Texas Commission on Environmental Quality (TCEQ) designated the Company as a potentially responsible party at a site in Texas. The site was owned by an electric transformer company that handled the Company's transformers as well as those of many other entities. The site owner is now in bankruptcy and the State of Texas has entered into an agreement with the Company and several other utilities to investigate and remediate the site. Amounts expensed during 2007, 2008, and 2009 related to this work were not material. Hundreds of entities have received notices from the TCEQ requesting their participation in the anticipated site remediation. The final impact of this matter on the Company will depend upon further environmental assessment and the ultimate number of potentially responsible parties. The remediation expenses incurred by the Company are expected to be recovered through the Environmental Compliance Overview (ECO) Plan.

The final outcome of these matters cannot now be determined. However, based on the currently known conditions at these sites and the nature and extent of activities relating to these sites, the Company does not believe that additional liabilities, if any, at these sites would be material to the financial statements.

FERC Matters

Market-Based Rate Authority

The Company has authorization from the FERC to sell power to non-affiliates, including short-term opportunity sales, at market-based prices. Specific FERC approval must be obtained with respect to a market-based contract with an affiliate.

In December 2004, the FERC initiated a proceeding to assess Southern Company's generation market power within its retail service territory. The ability to charge market-based rates in other markets is not an issue in the proceeding. Any new market-based rate sales by the Company in Southern Company's retail service territory entered into during a 15-month refund period that ended in May 2006 could have been subject to refund to a cost-based rate level.

On December 23, 2009, Southern Company and the FERC trial staff reached an agreement in principle that would resolve the proceeding in its entirety. The agreement does not reflect any finding or suggestion that the Company possesses or has exercised any market power. The agreement likewise does not require the Company to make any refunds related to sales during the 15-month refund period. Under the agreement, the Company will donate $0.1 million to nonprofit organizations in the State of Mississippi for the purpose of offsetting the electricity bills of low-income retail customers. The agreement is subject to review and approval by the FERC.

Intercompany Interchange Contract

The Company's generation fleet is operated under the Intercompany Interchange Contract (IIC), as approved by the FERC. In May 2005, the FERC initiated a new proceeding to examine (1) the provisions of the IIC among the traditional operating companies (including the Company), Southern Power, and Southern Company Services, Inc., as agent, under the terms of which the power pool of Southern Company is operated, (2) whether any parties to the IIC have violated the FERC's standards of conduct applicable to utility companies that are transmission providers, and (3) whether Southern Company's code of conduct defining Southern Power as a "system company" rather than a "marketing affiliate" is just and reasonable. In connection with the formation of Southern Power, the FERC authorized Southern Power's inclusion in the IIC in 2000. The FERC also previously approved Southern Company's code of conduct.

In October 2006, the FERC issued an order accepting a settlement resolving the proceeding subject to Southern Company's agreement to accept certain modifications to the settlement's terms. Southern Company notified the FERC that it accepted the modifications. The modifications largely involve functional separation and information restrictions related to marketing activities conducted on behalf of Southern Power. In November 2006, Southern Company filed with the FERC a compliance plan in connection with the order. In April 2007, the FERC approved, with certain modifications, the plan submitted by Southern Company. Implementation of the plan did not have a material impact on the Company's financial statements. In November 2007, Southern Company notified the FERC that the plan had been implemented. In December 2008, the FERC division of audits issued for public comment its final audit report pertaining to compliance implementation and related matters. No comments were submitted challenging the audit report's findings of Southern Company's compliance. The proceeding remains open pending a decision from the FERC regarding the audit report.

Wholesale Rate Filing

In August 2008, the Company filed with the FERC a request for revised wholesale electric tariff and rates. Prior to making this filing, the Company reached a settlement with all of its customers who take service under the tariff. This settlement agreement was filed with the FERC as part of the request. The settlement agreement provided for an increase in annual base wholesale revenues in the amount of $5.8 million, effective January 1, 2009. In addition, the settlement agreement allows the Company to increase its annual accrual for the wholesale portion of property damage to $303,000 per year, to defer any property damage costs prudently incurred in excess of the wholesale property damage reserve balance, and to defer the wholesale portion of the generation screening and evaluation costs associated with the integrated coal gasification combined cycle (IGCC) project to be located in Kemper County Mississippi. The settlement agreement also provided that the Company will not seek a change in wholesale full-requirements rates before November 1, 2010, except for changes associated with the fuel adjustment clause and the ECM, changes associated with property damages that exceed the amount in the wholesale property damage reserve, and changes associated with costs and expenses associated with environmental requirements affecting fossil fuel generating facilities. In October 2008, the Company received notice that the FERC had accepted the filing effective November 1, 2008, and the revised monthly charges were applied beginning January 1, 2009. As result of the order, the Company reclassified $9.3 million of previously expensed generation screening and evaluation costs to a regulatory asset. See "Integrated Coal Gasification Combined Cycle" herein for additional information.

Right of Way Litigation

Southern Company and certain of its subsidiaries, including the Company, have been named as defendants in numerous lawsuits brought by landowners since 2001. The plaintiffs' lawsuits claim that defendants may not use, or sublease to third parties, some or all of the fiber optic communications lines on the rights of way that cross the plaintiffs' properties and that such actions exceed the easements or other property rights held by defendants. The plaintiffs assert claims for, among other things, trespass and unjust enrichment and seek compensatory and punitive damages and injunctive relief. Management of the Company believes that it has complied with applicable laws and that the plaintiffs' claims are without merit.

To date, the Company has entered into agreements with plaintiffs in approximately 95% of the actions pending against the Company to clarify the Company's easement rights in the State of Mississippi. These agreements have been approved by the Circuit Courts of Harrison County and Jasper County, Mississippi (First Judicial Circuit), and the related cases have been dismissed. These agreements have not resulted in any material effects on the Company's financial statements.

In addition, in late 2001, certain subsidiaries of Southern Company, including the Company, were named as defendants in a lawsuit brought in Troup County, Georgia, Superior Court by Interstate Fibernet, Inc., a subsidiary of telecommunications company ITC DeltaCom, Inc. that uses certain of the defendants' rights of way. This lawsuit alleges, among other things, that the defendants are contractually obligated to indemnify, defend, and hold harmless the telecommunications company from any liability that may be assessed against it in pending and future right of way litigation. The Company believes that the plaintiff's claims are without merit. In the fall of 2004, the trial court stayed the case until resolution of the underlying landowner litigation discussed above. In January 2005, the Georgia Court of Appeals dismissed the telecommunications company's appeal of the trial court's order for lack of jurisdiction. An adverse outcome in this matter, combined with an adverse outcome against the telecommunications company in one or more of the right of way lawsuits, could result in substantial judgments; however, the final outcome of these matters cannot now be determined.

Retail Regulatory Matters

Performance Evaluation Plan

The Company's retail base rates are set under the Performance Evaluation Plan (PEP), a rate plan approved by the Mississippi PSC. PEP was designed with the objective that PEP would reduce the impact of rate changes on the customer and provide incentives for the Company to keep customer prices low and customer satisfaction and reliability high. PEP is a mechanism for rate adjustments based on three indicators: price, customer satisfaction, and service reliability.

In May 2004, the Mississippi PSC approved the Company's request to modify certain portions of the PEP and to reclassify to jurisdictional cost of service the 266 MWs of Plant Daniel Units 3 and 4 capacity, effective January 1, 2004. The Mississippi PSC authorized the Company to include the related costs and revenue credits in jurisdictional rate base, cost of service, and revenue requirement calculations for purposes of retail rate recovery. The Company amortized the regulatory liability pursuant to the

Mississippi PSC's order, over a four-year period, resulting in increases to earnings in each of those years. The final amortization of $5.7 million occurred in 2007.

In addition, in May 2004, the Mississippi PSC approved the Company's requested changes to PEP, including the use of a forward-looking test year, with appropriate oversight; annual, rather than semi-annual, filings; and certain changes to the performance indicator mechanisms. Rate changes are limited to 4% of retail revenues annually under the revised PEP. PEP will remain in effect until the Mississippi PSC modifies, suspends, or terminates the plan. In the May 2004 order, the Mississippi PSC ordered that the Mississippi Public Utilities Staff and the Company review the operations of the PEP in 2007. By mutual agreement, this review was deferred until 2008 and continued into 2009. On March 2, 2009, concurrent with this review, the annual PEP evaluation filing for 2009 was suspended. On August 3, 2009, the Mississippi Public Utilities Staff and the Company filed a joint report with the Mississippi PSC proposing several changes to the PEP. On November 9, 2009, the Mississippi PSC approved the revised PEP, which resulted in a lower performance incentive under the PEP and therefore smaller and/or less frequent rate changes in the future. On November 16, 2009, the Company resumed annual evaluations and filed its annual PEP filing for 2010 under the revised PEP, which resulted in a lower allowed return on investment but no rate change.

In April 2007, the Mississippi PSC issued an order allowing the Company to defer certain reliability-related maintenance costs beginning January 1, 2007 and recover them evenly over a four-year period beginning January 1, 2008. These costs related to maintenance that was needed as follow-up to emergency repairs that were made subsequent to Hurricane Katrina. At December 31, 2007, the Company had incurred and deferred the retail portion of $9.5 million of such costs. At December 31, 2009, the Company had a balance of the deferred retail portion of $4.7 million with $2.3 million included in current assets as other regulatory assets and $2.4 million included in long-term other regulatory assets.

In September 2007, the Mississippi Public Utilities Staff and the Company entered into a stipulation that included adjustments to expenses which resulted in a one-time credit to retail customers of approximately $1.1 million. In November 2007, the Mississippi PSC issued an order requiring the Company to refund this amount to its retail customers no later than December 2007. This amount was totally refunded as a credit to customer bills by December 31, 2007.

In December 2007, the Company submitted its annual PEP filing for 2008, which resulted in a rate increase of 1.983% or $15.5 million annually, effective January 2008. In December 2006, the Company submitted its annual PEP filing for 2007, which resulted in no rate change.

In December 2007, the Company received an order from the Mississippi PSC requiring it to defer $1.4 million associated with the retail portion of certain tax credits and adjustments related to permanent differences pertaining to its 2006 income tax returns filed in September 2007. These tax differences were recorded in a regulatory liability included in the current portion of other regulatory liabilities and were amortized ratably over the 12-month period beginning January 2008. The amortization of $1.4 million is included in income taxes on the statement of income for 2008.

On March 16, 2009, the Company submitted its annual PEP lookback filing for 2008, which recommended no surcharge or refund. At the conclusion of the Mississippi Public Utilities Staff's review of the PEP lookback filing for 2008, the Company and Mississippi Public Utilities Staff jointly submitted a stipulation to the Mississippi PSC which recommended no surcharge or refund.

System Restoration Rider

In September 2006, the Company filed with the Mississippi PSC a request to implement a SRR to increase the Company's cap on the property damage reserve and to authorize the calculation of an annual property damage accrual based on a formula. The purpose of the SRR is to provide for recovery of costs associated with property damage (including certain property insurance and the costs of self insurance) and to facilitate the Mississippi PSC's review of these costs. The Company would be required to make annual SRR filings to determine the revenue requirement associated with the property damage. In November 2007, the Company along with the Mississippi Public Utilities Staff agreed and stipulated to a revised SRR calculation method that would no longer require the Mississippi PSC to set a cap on the property damage reserve or to authorize the calculation of an annual property damage accrual. Under the revised SRR calculation method, the Mississippi PSC would periodically agree on SRR revenue levels that would be developed based on historical data, expected exposure, type and amount of insurance coverage excluding insurance costs, and other relevant information.

On January 9, 2009, the Mississippi PSC issued an order accepting the stipulation and the revised SRR calculation method. The applicable SRR rate level will be adjusted every three years, unless a significant change in circumstances occurs such that the Company and the Mississippi Public Utilities Staff or the Mississippi PSC deems that a more frequent change would be appropriate. The Company will submit annual filings setting forth SRR-related revenues, expenses, and investment for the projected filing period, as well as the true-up for the prior period. As a result, the December 2008 retail regulatory liability of $6.8 million was reclassified to the property damage reserve. On February 2, 2009, the Company submitted its 2009 SRR rate filing with the Mississippi PSC, which proposed that the 2009 SRR rate level remain at zero and the Company be allowed to accrue approximately $4.0 million to the property damage reserve in 2009. On September 10, 2009, the Mississippi PSC issued an order requiring the Company to develop SRR factors designed to reduce SRR revenue by approximately $1.5 million from November 2009 to March 2010 under the new rate. On January 29, 2010, the Company submitted its 2010 SRR rate filing with the Mississippi PSC, which proposed that the Company be allowed to accrue approximately $3.0 million to the property damage reserve in 2010. The final outcome of this matter cannot now be determined.

Environmental Compliance Overview Plan

On February 12, 2010, the Company submitted its 2010 ECO Plan notice which proposed an increase in annual revenues for the Company of approximately $3.9 million. In its 2010 ECO filing, the Company is proposing to change the true-up provision of the ECO rate schedule to consider actual revenues collected in addition to actual costs. The final outcome of this matter cannot now be determined. On February 3, 2009, the Company submitted its 2009 ECO Plan notice which proposed an increase in annual revenues for the Company of approximately $1.5 million. On June 19, 2009, the Mississippi PSC approved the ECO Plan with the new rates effective June 2009. In February 2008, the Company filed with the Mississippi PSC its annual ECO Plan evaluation for 2008. After the filing of the ECO Plan evaluation in February 2008, the regulations addressing mercury emissions were altered by a decision issued by the U.S. Court of Appeals for the District of Columbia Circuit in February 2008. In April 2008, the Company filed with the Mississippi PSC a supplemental ECO Plan evaluation in which the projects included in the ECO Plan evaluation in February 2008 being undertaken primarily for mercury control were removed. In this supplemental ECO Plan filing, the Company requested a 15 cent per 1,000 kilowatt-hour decrease for retail residential customers. The Mississippi PSC approved the supplemental ECO Plan evaluation in June 2008, with the new rates effective in June 2008.

Fuel Cost Recovery

The Company establishes, annually, a retail fuel cost recovery factor that is approved by the Mississippi PSC. The Company is required to file for an adjustment to the retail fuel cost recovery factor annually; such filing occurred on November 16, 2009. The Mississippi PSC approved the retail fuel cost recovery factor on December 15, 2009, with the new rates effective in January 2010. The retail fuel cost recovery factor will result in an annual decrease in an amount equal to 11.3% of total 2009 retail revenue. At December 31, 2009, the amount of over recovered retail fuel cost included in the balance sheets was $29.4 million compared to $36.0 million under recovered at December 31, 2008. The Company also has a wholesale Municipal and Rural Associations (MRA) and a Market Based (MB) fuel cost recovery factor. Effective January 1, 2010, the wholesale MRA fuel rate decreased, resulting in an annual decrease in an amount equal to 20.9% of total 2009 MRA revenue. Effective February 1, 2010, the wholesale MB fuel rate decreased, resulting in an annual decrease in an amount equal to 16.9% of total 2009 MB revenue. At December 31, 2009, the amount of over recovered wholesale MRA and MB fuel costs included in the balance sheets was $16.8 million and $2.4 million compared to $15.4 million and $3.7 million, respectively, under recovered at December 31, 2008. The Company's operating revenues are adjusted for differences in actual recoverable fuel cost and amounts billed in accordance with the currently approved cost recovery rate. Accordingly, this decrease to the billing factor will have no significant effect on the Company's revenues or net income, but will decrease annual cash flow.

In October 2008, the Mississippi PSC opened a docket to investigate and review interest and carrying charges under the fuel adjustment clause for utilities within the State of Mississippi including the Company. On March 4, 2009, the Mississippi PSC issued an order to apply the prime rate in calculating the carrying costs on the retail over or under recovery balances related to fuel cost recovery. On May 20, 2009, the Company filed the carrying cost calculation methodology as part of its compliance filing.

In August 2009, the Mississippi PSC engaged an independent professional audit firm to conduct an audit of the Company's fuel-related expenditures included in the fuel adjustment clause and energy cost management clause of 2008 and 2009. The audit was completed in December 2009. There were no audit findings identified in the audit.

Storm Damage Cost Recovery

In August 2005, Hurricane Katrina hit the Gulf Coast of the United States and caused significant damage within the Company's service area. The estimated total storm restoration costs relating to Hurricane Katrina through December 31, 2007 of $302.4 million, which was net of expected insurance proceeds of approximately $77 million, without offset for the property damage reserve of $3.0 million, was affirmed by the Mississippi PSC in June 2006, and the Company was ordered to establish a regulatory asset for the retail portion. The Mississippi PSC issued an order directing the Company to file an application with the MDA for a Community Development Block Grant (CDBG). In October 2006, the Company received from the MDA a CDBG in the amount of $276.4 million, which was allocated to both the retail and wholesale jurisdictions. In the same month, the Mississippi PSC issued a financing order that authorized the issuance of system restoration bonds for the remaining $25.2 million of the retail portion of storm recovery costs not covered by the CDBG. These funds were received in June 2007. The Company affirmed the $302.4 million total storm costs incurred as of December 31, 2007. On March 2, 2009, the Company filed with the Mississippi PSC its final accounting of the restoration cost relating to Hurricane Katrina and the storm operations center. The final net retail receivable of approximately $3.2 million is expected to be recovered in 2010.

Integrated Coal Gasification Combined Cycle

On January 16, 2009, the Company filed for a Certificate of Public Convenience and Necessity with the Mississippi PSC to allow construction of a new electric generating plant located in Kemper County, Mississippi. The plant would utilize an IGCC technology with an output capacity of 582 MWs. The Kemper IGCC will use locally mined lignite (an abundant, lower heating value coal) from a proposed mine adjacent to the plant as fuel. This certificate, if approved by the Mississippi PSC, would authorize the Company to acquire, construct, and operate the Kemper IGCC and related facilities. The Kemper IGCC, subject to federal and state reviews and certain regulatory approvals, is expected to begin commercial operation in May 2014. As part of its filing, the Company has requested certain rate recovery treatment in accordance with the State of Mississippi Baseload Act of 2008.

The Company filed an application in June 2006 with the U.S. Department of Energy (DOE) for certain tax credits available to projects using clean coal technologies under the Energy Policy Act of 2005. The DOE subsequently certified the Kemper IGCC, and in November 2006 the Internal Revenue Service (IRS) allocated Internal Revenue Code Section 48A tax credits of $133 million to the Company. On May 11, 2009, the Company received notification from the IRS formally certifying these tax credits. The utilization of these credits is dependent upon meeting the certification requirements for the Kemper IGCC, including an in-service date no later than May 2014. The Company has secured all environmental reviews and permits necessary to commence construction of the Kemper IGCC and has entered into a binding contract for the steam turbine generator, completing two milestone requirements for the Section 48A credits.

In February 2008, the Company also requested that the DOE transfer the remaining funds previously granted to a cancelled Southern Company project that would have been located in Orlando, Florida. In December 2008, an agreement was reached to assign the remaining funds to the Kemper IGCC. The estimated construction cost of the Kemper IGCC is approximately $2.4 billion, which is net of $245 million related to funding to be received from the DOE related to project construction. The remaining DOE funding of $25 million is projected to be used for demonstration over the first few years of operation.

On April 6, 2009, the Governor of the State of Mississippi signed into law a bill that will provide an ad valorem tax exemption for a portion of the assessed value of all property utilized in certain electric generating facilities with integrated gasification process facilities. This tax exemption, which may not exceed 50% of the total value of the project, is for projects with a capital investment from private sources of $1 billion or more. The Company expects the Kemper IGCC, including the gasification portion, to be a qualifying project under the law.

Beginning in December 2006, the Mississippi PSC has approved the Company's requested accounting treatment to defer the costs associated with the Company's generation resource planning, evaluation, and screening activities as a regulatory asset. In December 2008, the Company requested an amendment to its original order that would allow these costs to continue to be charged to and remain in a regulatory asset until January 1, 2010. On April 6, 2009, the Company received an accounting order from the Mississippi PSC directing the Company to continue to charge all generation resource planning, evaluation, and screening costs to regulatory assets including those costs associated with activities to obtain a certificate of public convenience and necessity and costs necessary and prudent to preserve the availability, economic viability, and/or required schedule of the Kemper IGCC generation resource planning, evaluation, and screening activities until the Mississippi PSC makes findings and determination as to the recovery of the Company's prudent expenditures. The Mississippi PSC's determination of prudence for the Company's pre-construction costs is scheduled to occur by May 2010. As of December 31, 2009, the Company had spent a total of $73.5 million associated with the Company's generation resource planning, evaluation, and screening activities, including regulatory filing costs. Costs incurred for the year ended December 31, 2009 totaled $31.2 million as compared to $24.2 million for the year ended December 31, 2008. Of the total $73.5 million, $68.5 million was deferred in other regulatory assets, $4.0 million was related to land purchases capitalized, and $1.0 million was expensed.

On June 5, 2009, the Mississippi PSC issued an order initiating an evaluation of the Kemper IGCC and establishing a two-phase procedural schedule. On August 4, 2009, the Mississippi PSC ordered a two-part hearing process to evaluate the need for and the resources and cost of the new generating capacity separately. On November 9, 2009, the Mississippi PSC issued an order that found the Company has a demonstrated need for additional capacity of approximately 304 MWs to 1,276 MWs based on an analysis of expected load forecasts, costs, and anticipated retirements. Hearings related to the appropriate resource to meet that need as well as cost recovery of that resource through application of the State of Mississippi's Baseload Act of 2008 were held in February 2010. A decision on the resources and cost recovery is expected to be made by May 1, 2010.

On September 15, 2009, South Mississippi Electric Power Association (SMEPA) signed a non-binding letter of intent to explore the acquisition of an interest in the Kemper IGCC. The Company and SMEPA are evaluating a combination of a joint ownership arrangement and a power purchase agreement which would provide SMEPA with up to 20% of the capacity and associated energy output from the Kemper IGCC.

The final outcome of this matter cannot now be determined.

4. JOINT OWNERSHIP AGREEMENTS

The Company and Alabama Power own, as tenants in common, Units 1 and 2 (total capacity of 500 MWs) at Greene County Steam Plant, which is located in Alabama and operated by Alabama Power. Additionally, the Company and Gulf Power, own as tenants in common, Units 1 and 2 (total capacity of 1,000 MWs) at Plant Daniel, which is located in Mississippi and operated by the Company.

At December 31, 2009, the Company's percentage ownership and investment in these jointly owned facilities were as follows:

Generating Plant	Percent Ownership	Gross Investment	Accumulated Depreciation
		(in thousands)	
Greene County			
Units 1 and 2	40%	$ 85,498	$ 42,068
Daniel			
Units 1 and 2	50%	$274,415	$ 139,608

The Company's proportionate share of plant operating expenses is included in the statements of income and the Company is responsible for its own financing.

5. INCOME TAXES

Southern Company files a consolidated federal income tax return and combined income tax returns for the State of Alabama and the State of Mississippi. Under a joint consolidated income tax allocation agreement, each subsidiary's current and deferred tax expense is computed on a stand-alone basis and no subsidiary is allocated more expense than would be paid if it filed a separate income tax return. In accordance with IRS regulations, each company is jointly and severally liable for the tax liability.

Current and Deferred Income Taxes

Details of the income tax provisions were as follows:

	2009	2008	2007
		(in thousands)	
Federal –			
Current	$ 77,619	$ 20,834	$ 79,127
Deferred	(32,980)	22,054	(34,524)
	44,639	42,888	44,603
State –			
Current	12,444	2,675	9,274
Deferred	(6,869)	2,786	(2,047)
	5,575	5,461	7,227
Total	$ 50,214	$ 48,349	$ 51,830

The tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases, which give rise to deferred tax assets and liabilities, are as follows:

	2009	2008
	(in thousands)	
Deferred tax liabilities –		
Accelerated depreciation	$279,683	$261,091
Basis differences	19,730	29,089
Fuel clause under recovered	-	25,534
Energy cost management clause under recovered	25,232	-
Regulatory assets associated with asset retirement obligations	6,876	7,100
Regulatory assets associated with employee benefit obligations	43,535	37,003
Other	21,679	20,915
Total	396,735	380,732
Deferred tax assets –		
Federal effect of state deferred taxes	8,979	10,724
Fuel clause over recovered	44,009	-
Energy cost management clause over recovered	-	2,264
Other property basis differences	7,367	7,338
Pension and other benefits	64,553	56,024
Property insurance	22,365	21,997
Unbilled fuel	12,194	10,400
Long-term service agreement	21,317	16,595
Asset retirement obligations	6,876	7,100
Other	18,246	17,758
Total	205,906	150,200
Total deferred tax liabilities, net	190,829	230,532
Portion included in (accrued) prepaid income taxes, net	32,237	(8,208)
Accumulated deferred income taxes	$223,066	$222,324

At December 31, 2009, the tax-related regulatory assets and liabilities were $9.0 million and $14.9 million, respectively. These assets are attributable to tax benefits flowed through to customers in prior years and to taxes applicable to capitalized interest. These liabilities are attributable to deferred taxes previously recognized at rates higher than the current enacted tax law and to unamortized investment tax credits.

In accordance with regulatory requirements, deferred investment tax credits are amortized over the lives of the related property with such amortization normally applied as a credit to reduce depreciation in the statements of income. Credits amortized in this manner amounted to $1.2 million, $1.2 million, and $1.1 million for 2009, 2008, and 2007, respectively. At December 31, 2009, all investment tax credits available to reduce federal income taxes payable had been utilized.

Effective Tax Rate

The provision for income taxes differs from the amount of income taxes determined by applying the applicable U.S. federal statutory rate to earnings before income taxes and preferred dividends as a result of the following:

	2009	2008	2007
Federal statutory rate	**35.0%**	35.0%	35.0%
State income tax, net of federal deduction	**2.7**	2.6	3.0
Non-deductible book depreciation	**0.3**	0.3	0.3
Production activities deduction	**(1.1)**	(0.4)	(0.5)
Medicare subsidy	**(0.4)**	(0.5)	(0.5)
Amortization of permanent tax items[a]	**0.0**	(0.7)	-
Other	**0.2**	(0.8)	0.4
Effective income tax rate	**36.7%**	35.5%	37.7%

[a]Amortization of Regulatory Liability Tax Credits. See Note 3 under "Retail Regulatory Matters - Performance Evaluation Plan."

The American Jobs Creation Act of 2004 created a tax deduction for a portion of income attributable to U.S. production activities as defined in the Internal Revenue Code Section 199 (production activities deduction). The deduction is equal to a stated percentage of qualified production activities net income. The percentage is phased in over the years 2005 through 2010 with a 3% rate applicable to the years 2005 and 2006, a 6% rate applicable for the years 2007 through 2009, and a 9% rate thereafter. The IRS has not clearly defined a methodology for calculating this deduction. However, Southern Company reached an agreement with the IRS on a calculation methodology and signed a closing agreement in December 2008. Therefore, in 2008, the Company reversed the unrecognized tax benefit related to the calculation methodology and adjusted the deduction for all previous years to conform to the agreement which resulted in a decrease in the 2008 deduction when compared to the 2007 deduction. Certain aspects of the production activities deduction remain unresolved. The net impact of the reversal of the unrecognized tax benefits combined with the application of the new methodology had no material effect on the Company's financial statements.

Unrecognized Tax Benefits

For 2009, the total amount of unrecognized tax benefits increased by $1.2 million, resulting in a balance of $3.0 million as of December 31, 2009.

Changes during the year in unrecognized tax benefits were as follows:

	2009	2008	2007
		(in thousands)	
Unrecognized tax benefits at beginning of year	**$1,772**	$ 935	$656
Tax positions from current periods	**1,309**	653	177
Tax positions from prior periods	**(55)**	265	102
Reductions due to settlements	**-**	(81)	-
Reductions due to expired statute of limitations	**-**	-	-
Balance at end of year	**$3,026**	$1,772	$935

The tax positions from current periods increase for 2009 relate primarily to the production activities deduction tax position and other miscellaneous uncertain tax positions. The tax positions increase from prior periods for 2009 relates primarily to the production activities deduction tax position. See "Effective Tax Rate" above for additional information.

Impact on the Company's effective tax rate, if recognized, is as follows:

	2009	2008	2007
		(in thousands)	
Tax positions impacting the effective tax rate	**$3,026**	$1,772	$935
Tax positions not impacting the effective tax rate	**-**	-	-
Balance of unrecognized tax benefits	**$3,026**	$1,772	$935

Accrued interest for unrecognized tax benefits was as follows:

	2009	2008	2007
		(in thousands)	
Interest accrued at beginning of year	**$203**	$106	$37
Interest reclassified due to settlements	**-**	(17)	-
Interest accrued during the year	**27**	114	69
Balance at end of year	**$230**	$203	$106

The Company classifies interest on tax uncertainties as interest expense. The Company did not accrue any penalties on uncertain tax positions.

It is reasonably possible that the amount of the unrecognized benefit with respect to a majority of the Company's unrecognized tax positions will significantly increase or decrease within the next 12 months. The possible conclusion or settlement of state audits could impact the balances significantly. At this time, an estimate of the range of reasonably possible outcomes cannot be determined.

The IRS has audited and closed all tax returns prior to 2004. The audits for the state returns have either been concluded, or the statute of limitations has expired, for years prior to 2006.

6. FINANCING

Bank Term Loans

In 2008, the Company borrowed $80 million under a three-year term loan agreement. The proceeds were used for general corporate purposes, including the Company's continuous construction program.

Senior Notes

In March 2009, the Company issued $125 million of Series 2009A 5.55% Senior Notes due March 1, 2019. Proceeds were used to repay at maturity the Company's $40.0 million aggregate principal amount of Series F Floating Rate Senior Notes due March 9, 2009, to repay a portion of its short-term indebtedness and for general corporate purposes, including the Company's continuous construction program. In November 2008, the Company issued $50.0 million of Series 2008A 6.00% Senior Notes due November 15, 2013. At December 31, 2009 and 2008, the Company had a total of $330 million and $245 million, respectively, of senior notes outstanding.

Securities Due Within One Year

At December 31, 2009 and 2008, the Company has scheduled maturities of capital leases due within one year of $1.3 million and $1.2 million, respectively. At December 31, 2008, the Company also had senior notes of $40.0 million due within one year.

Maturities through 2013 applicable to total long-term debt are as follows: $1.3 million in 2010; $81.4 million in 2011; $0.6 million in 2012; and $50.0 million in 2013. There are no scheduled maturities in 2014.

Pollution Control Revenue Bonds

Pollution control obligations represent loans to the Company from public authorities of funds derived from sales by such authorities of revenue bonds issued to finance pollution control facilities. The Company is required to make payments sufficient for authorities to meet principal and interest requirements of such bonds. The amount of tax-exempt pollution control revenue bonds outstanding at December 31, 2009 and 2008 was $82.7 million. In September 2008, the Company was required to purchase a total of approximately $7.9 million of variable rate pollution control revenue bonds that were tendered by investors. In December 2008, the bonds were successfully remarketed. On the statement of cash flow for 2008, the $7.9 million is presented as proceeds and redemptions.

Outstanding Classes of Capital Stock

The Company currently has preferred stock (including depositary shares which represent one-fourth of a share of preferred stock) and common stock authorized and outstanding. The preferred stock of the Company contains a feature that allows the holders to elect a majority of the Company's board of directors if dividends are not paid for four consecutive quarters. Because such a potential redemption-triggering event is not solely within the control of the Company, this preferred stock is presented as "Cumulative Redeemable Preferred Stock" in a manner consistent with temporary equity under applicable accounting standards. The Company's preferred stock and depositary preferred stock, without preference between classes, rank senior to the Company's common stock with respect to payment of dividends and voluntary or involuntary dissolution. Certain series of the preferred stock and depositary preferred stock are subject to redemption at the option of the Company on or after a specified date (typically five or 10 years after the date of issuance) at a redemption price equal to 100% of the liquidation amount of the stock.

Dividend Restrictions

The Company can only pay dividends to Southern Company out of retained earnings or paid-in-capital.

Bank Credit Arrangements

At the beginning of 2010, the Company had total unused committed credit agreements with banks of $156 million, all of which expire in 2010. Approximately $41 million of the facilities contain two-year term loan options and $15 million contain one-year term loan options. The Company expects to renew its credit facilities, as needed, prior to expiration.

In connection with these credit arrangements, the Company agrees to pay commitment fees based on the unused portions of the commitments or to maintain compensating balances with the banks. Commitment fees average less than 1/4 of 1% for the Company. Compensating balances are not legally restricted from withdrawal.

The credit arrangements contain covenants that limit the ratio of indebtedness to capitalization (each as defined in the arrangements) to 65%. For purposes of these definitions, indebtedness excludes long-term debt payable to affiliated trusts and, in certain cases, other hybrid securities.

In addition, the credit arrangements contain cross default provisions that would trigger an event of default if the Company defaulted on other indebtedness above a specified threshold. At December 31, 2009, the Company was in compliance with all such covenants. None of the arrangements contain material adverse change clauses at the time of borrowing.

This $156 million in unused credit arrangements provides required liquidity support to the Company's borrowings through a commercial paper program. At December 31, 2009, the Company had no commercial paper outstanding. The credit arrangements also provide support to the Company's variable rate tax-exempt pollution control bonds totaling $40.1 million. During 2009, the peak amount outstanding for short-term debt was $66.7 million and the average amount outstanding was $15.9 million. The average annual interest rate on short-term debt was 0.3% for 2009 and 2.6% for 2008.

7. COMMITMENTS

Construction Program

The Company is engaged in continuous construction programs, currently estimated to total $472 million in 2010, $661 million in 2011, and $1.3 billion in 2012. The construction program is subject to periodic review and revision, and actual construction costs may vary from these estimates because of numerous factors. These factors include: changes in business conditions; revised load growth estimates; storm impacts; changes in environmental statutes and regulations; changes in FERC rules and regulations; Mississippi PSC approvals; changes in legislation; the cost and efficiency of construction labor, equipment, and materials; project scope and design changes; and the cost of capital. In addition, there can be no assurance that costs related to capital expenditures will be fully recovered. At December 31, 2009, significant purchase commitments were outstanding in connection with the construction program. Capital improvements to generating, transmission, and distribution facilities, including those to meet environmental standards, will continue.

Long-Term Service Agreements

The Company has entered into a Long-Term Service Agreement (LTSA) with General Electric (GE) for the purpose of securing maintenance support for the leased combined cycle units at Plant Daniel. The LTSA provides that GE will cover all planned inspections on the covered equipment, which generally includes the cost of all labor and materials. GE is also obligated to cover the costs of unplanned maintenance on the covered equipment subject to limits and scope specified in the LTSA.

In general, the LTSA is in effect through two major inspection cycles of the units. Scheduled payments to GE under the LTSA, which are subject to price escalation, are made monthly based on estimated operating hours of the units and are recognized as expense based on actual hours of operation. The Company has recognized $13.3 million, $9.4 million, and $9.7 million for 2009, 2008, and 2007, respectively, which is included in maintenance expense in the statements of income. Remaining payments to GE under the LTSA are currently estimated to total $121 million over the next 11 years. However, the LTSA contains various cancellation provisions at the option of the Company.

The Company also has entered into a LTSA with Alstom Power, Inc. for the purpose of securing maintenance support for its Chevron Unit 5 combustion turbine plant. In summary, the LTSA stipulates that Alstom Power, Inc. will perform all planned maintenance on the covered equipment, which includes the cost of all labor and materials. Alstom Power, Inc is also obligated to cover the costs of unplanned maintenance on the covered equipment subject to a limit specified in the LTSA.

In general, this LTSA is in effect through two major inspection cycles. Scheduled payments to Alstom Power, Inc., which are subject to price escalation, are made at various intervals based on actual operating hours of the unit. Payments to Alstom Power, Inc. under the LTSA are currently estimated to total $22.3 million over the remaining term of the LTSA, which is approximately eight years. However, the LTSA contains various cancellation provisions at the option of the Company. Payments made to Alstom Power, Inc. under the LTSA prior to the performance of any planned maintenance are recorded as a prepayment in the balance sheets. Inspection costs are capitalized or charged to expense based on the nature of the work performed. After the LTSA expires, the Company expects to replace it with a new contract with similar terms.

Fuel Commitments

To supply a portion of the fuel requirements of the generating plants, the Company has entered into various long-term commitments for the procurement of fossil fuel. In most cases, these contracts contain provisions for price escalations, minimum purchase levels, and other financial commitments. Coal commitments include forward contract purchases for sulfur dioxide and nitrogen oxide emissions allowances. Natural gas purchase commitments contain fixed volumes with prices based on various indices at the time of delivery; amounts included in the chart below represent estimates based on New York Mercantile Exchange future prices at December 31, 2009.

Total estimated minimum long-term obligations at December 31, 2009 were as follows:

	Commitments	
	Natural Gas	Coal
	(in thousands)	
2010	$185,120	$316,006
2011	154,004	322,858
2012	97,800	111,226
2013	75,708	23,005
2014	61,622	7,800
2015 and thereafter	182,662	-
Total	$756,916	$780,895

Additional commitments for fuel will be required to supply the Company's future needs.

SCS may enter into various types of wholesale energy and natural gas contracts acting as an agent for the Company and the other traditional operating companies and Southern Power. Under these agreements, each of the traditional operating companies and Southern Power may be jointly and severally liable. The creditworthiness of Southern Power is currently inferior to the creditworthiness of the traditional operating companies. Accordingly, Southern Company has entered into keep-well agreements with the Company and each of the other traditional operating companies to ensure the Company will not subsidize or be responsible for any costs, losses, liabilities, or damages resulting from the inclusion of Southern Power as a contracting party under these agreements.

Plant Daniel Combined Cycle Generating Units

In May 2001, the Company began the initial 10-year term of the lease agreement for a 1,064-MW natural gas combined cycle generating facility built at Plant Daniel (Facility). The lease arrangement provided a lower cost alternative to its cost based rate regulated customers than a traditional rate base asset. See Note 3 under "Retail Regulatory Matters – Performance Evaluation Plan" for a description of the Company's formulary rate plan.

In 2003, the Facility was acquired by Juniper Capital L.P. (Juniper), whose partners are unaffiliated with the Company. Simultaneously, Juniper entered into a restructured lease agreement with the Company. Juniper has also entered into leases with other parties unrelated to the Company. The assets leased by the Company comprise less than 50% of Juniper's assets. The Company is not required to consolidate the leased assets and related liabilities, and the lease with Juniper is considered an operating lease. The lease agreement is treated as an operating lease for accounting purposes as well as for both retail and wholesale rate recovery purposes. For income tax purposes, the Company retains tax ownership. The initial lease term ends in 2011 and the lease includes a purchase and renewal option based on the cost of the Facility at the inception of the lease, which was $370 million. The Company is required to amortize approximately 4% of the initial acquisition cost over the initial lease term. In April 2010, 18 months prior to the end of the initial lease, the Company must notify Juniper if the lease will be terminated. The Company may elect to renew the lease for 10 years. If the lease is renewed, the agreement calls for the Company to amortize an additional 17% of the initial completion cost over the renewal period. Upon termination of the lease, at the Company's option, it may either exercise its purchase option or the Facility can be sold to a third party. If the Company does not exercise either its purchase option or its renewal option, the Company could lose its rights to some or all of the 1,064 MWs of capacity at that time.

The lease provides for a residual value guarantee, approximately 73% of the acquisition cost, by the Company that is due upon termination of the lease in the event that the Company does not renew the lease or purchase the Facility and that the fair market value is less than the unamortized cost of the Facility. A liability of approximately $3 million, $5 million, and $7 million for the fair market value of this residual value guarantee is included in the balance sheets at December 31, 2009, 2008, and 2007, respectively. Lease expenses were $26 million, $26 million, and $27 million in 2009, 2008, and 2007, respectively.

The Company estimates that its annual amount of future minimum operating lease payments under this arrangement, exclusive of any payment related to the residual value guarantee, as of December 31, 2009, are as follows:

Minimum Lease Payments	
	(in thousands)
2010	$ 28,398
2011	28,291
2012 and thereafter	-
Total commitments	$ 56,689

Other Operating Leases

The Company and Gulf Power have jointly entered into operating lease agreements for the use of 745 aluminum railcars. The Company has the option to purchase the railcars at the greater of lease termination value or fair market value, or to renew the leases at the end of the lease term. The Company also has multiple operating lease agreements for the use of additional railcars that do not contain a purchase option. All of these leases are for the transport of coal to Plant Daniel.

The Company's share (50%) of the leases, charged to fuel stock and recovered through the fuel cost recovery clause, was $4.0 million in 2009, $4.0 million in 2008, and $4.4 million in 2007. The Company's annual railcar lease payments for 2010 through 2014 will average approximately $1.7 million and after 2014, lease payments total in aggregate approximately $1.6 million.

In addition to railcar leases, the Company has other operating leases for fuel handling equipment at Plants Daniel and Watson and operating leases for barges and tow/shift boats for the transport of coal at Plant Watson. The Company's share (50% at Plant Daniel and 100% at Plant Watson) of the leases for fuel handling was charged to fuel handling expense in the amount of $0.6 million in 2009 and $0.6 million in 2008. The Company's annual lease payments for 2010 through 2014 will average approximately $0.3 million for fuel handling equipment. The Company charged to fuel stock and recovered through fuel cost recovery the barge transportation leases in the amount of $8.4 million in 2009 and $9.8 million in 2008 related to barges and tow/shift boats. The Company's annual lease payments for 2010 through 2014 with respect to these barge transportation leases will average approximately $7.7 million.

8. STOCK OPTION PLAN

Southern Company provides non-qualified stock options to a large segment of the Company's employees ranging from line management to executives. As of December 31, 2009, there were 282 current and former employees of the Company participating in the stock option plan and there were 21 million shares of Southern Company common stock remaining available for awards under this plan. The prices of options granted to date have been at the fair market value of the shares on the dates of grant. Options granted to date become exercisable pro rata over a maximum period of three years from the date of grant. The Company generally recognizes stock option expense on a straight-line basis over the vesting period which equates to the requisite service period; however, for employees who are eligible for retirement the total cost is expensed at the grant date. Options outstanding will expire no later than 10 years after the date of grant, unless terminated earlier by the Southern Company Board of Directors in accordance with the stock option plan. For certain stock option awards, a change in control will provide accelerated vesting.

The estimated fair values of stock options granted in 2009, 2008, and 2007 were derived using the Black-Scholes stock option pricing model. Expected volatility was based on historical volatility of Southern Company's stock over a period equal to the expected term. The Company used historical exercise data to estimate the expected term that represents the period of time that options granted to employees are expected to be outstanding. The risk-free rate was based on the U.S. Treasury yield curve in effect at the time of grant that covers the expected term of the stock options. The following table shows the assumptions used in the pricing model and the weighted average grant-date fair value of stock options granted:

Year Ended December 31	**2009**	2008	2007
Expected volatility	**15.6%**	13.1%	14.8%
Expected term *(in years)*	**5.0**	5.0	5.0
Interest rate	**1.9%**	2.8%	4.6%
Dividend yield	**5.4%**	4.5%	4.3%
Weighted average grant-date fair value	**$1.80**	$2.37	$4.12

The Company's activity in the stock option plan for 2009 is summarized below:

	Shares Subject to Option	**Weighted Average Exercise Price**
Outstanding at December 31, 2008	1,431,127	$31.72
Granted	452,956	31.39
Exercised	(26,217)	18.64
Cancelled	(1,210)	31.21
Outstanding at December 31, 2009	**1,856,656**	**$31.83**
Exercisable at December 31, 2009	**1,153,249**	**$31.09**

The number of stock options vested, and expected to vest in the future, as of December 31, 2009 was not significantly different from the number of stock options outstanding at December 31, 2009 as stated above. As of December 31, 2009, the weighted average remaining contractual term for the options outstanding and options exercisable was 6.3 years and 4.8 years, respectively, and the aggregate intrinsic value for the options outstanding and options exercisable was $4.3 million and $3.4 million, respectively.

As of December 31, 2009, there was $0.2 million of total unrecognized compensation cost related to stock option awards not yet vested. That cost is expected to be recognized over a weighted-average period of approximately 10 months.

For the years ended December 31, 2009, 2008, and 2007, total compensation cost for stock option awards recognized in income was $0.9 million, $0.7 million, and $1.0 million, respectively, with the related tax benefit also recognized in income of $0.3 million, $0.3 million, and $0.4 million, respectively.

The compensation cost and tax benefits related to the grant and exercise of Southern Company stock options to the Company's employees are recognized in the Company's financial statements with a corresponding credit to equity, representing a capital contribution from Southern Company.

The total intrinsic value of options exercised during the years ended December 31, 2009, 2008, and 2007 was $0.4 million, $3.7 million, and $2.2 million, respectively. The actual tax benefit realized by the Company for the tax deductions from stock option exercises totaled $0.2 million, $1.4 million, and $0.9 million, respectively, for the years ended December 31, 2009, 2008, and 2007.

9. FAIR VALUE MEASUREMENTS

The fair value measurement is based on inputs of observable and unobservable market data that a market participant would use in pricing the asset or liability. The use of observable inputs is maximized where available and the use of unobservable inputs is minimized for fair value measurement and reflects a three-tier fair value hierarchy that prioritizes inputs to valuation techniques used for fair value measurement.

- Level 1 consists of observable market data in an active market for identical assets or liabilities.
- Level 2 consists of observable market data, other than that included in Level 1, that is either directly or indirectly observable.
- Level 3 consists of unobservable market data. The input may reflect the assumptions of the Company of what a market participant would use in pricing an asset or liability. If there is little available market data, then the Company's own assumptions are the best available information.

In the case of multiple inputs being used in a fair value measurement, the lowest level input that is significant to the fair value measurement represents the level in the fair value hierarchy in which the fair value measurement is reported.

The fair value measurements performed on a recurring basis and the level of the fair value hierarchy in which they fall at December 31, 2009 are as follows:

	Fair Value Measurements Using			
At December 31, 2009:	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
		(in thousands)		
Assets:				
Energy-related derivatives	$ -	$ 563	$ -	$ 563
Cash equivalents	60,000	-	-	60,000
Total	$60,000	$ 563	$ -	$60,563
Liabilities:				
Energy-related derivatives	$ -	$42,297	$ -	$42,297

Energy-related derivatives primarily consist of over-the-counter contracts. See Note 10 for additional information. The cash equivalents consist of securities with original maturities of 90 days or less. All of these financial instruments and investments are valued primarily using the market approach.

As of December 31, 2009, the fair value measurements of investments calculated at net asset value per share (or its equivalent), as well as the nature and risks of those investments, are as follows:

As of December 31, 2009:	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
	(in thousands)			
Cash equivalents:				
Money market funds	$60,000	None	Daily	Not applicable

The money market funds are short-term investments of excess funds in various money market mutual funds, which are portfolios of short-term debt securities. The money market funds are regulated by the Securities and Exchange Commission, and typically receive the highest rating from credit rating agencies. Regulatory and rating agency requirements for money market funds include minimum credit ratings and maximum maturities for individual securities and a maximum weighted average portfolio maturity. Redemptions are available on a same day basis, up to the full amount of the Company's investment in the money market funds.

As of December 31, 2009, other financial instruments for which the carrying amount did not equal fair value were as follows:

	Carrying Amount	Fair Value
	(in thousands)	
Long-term debt:		
2009	**$491,410**	**$497,933**
2008	$407,061	$405,957

The fair values were based on either closing market prices (Level 1) or closing prices of comparable instruments (Level 2).

10. DERIVATIVES

The Company is exposed to market risks, primarily commodity price risk and interest rate risk. To manage the volatility attributable to these exposures, the Company nets its exposures, where possible, to take advantage of natural offsets and enters into various derivative transactions for the remaining exposures pursuant to the Company's policies in areas such as counterparty exposure and risk management practices. The Company's policy is that derivatives are to be used primarily for hedging purposes and mandates strict adherence to all applicable risk management policies. Derivative positions are monitored using techniques including, but not limited to, market valuation, value at risk, stress testing, and sensitivity analysis. Derivative instruments are recognized at fair value in the balance sheets as either assets or liabilities.

Energy-Related Derivatives

The Company enters into energy-related derivatives to hedge exposures to electricity, gas, and other fuel price changes. However, due to cost-based rate regulations, the Company has limited exposure to market volatility in commodity fuel prices and prices of electricity. The Company manages fuel-hedging programs, implemented per the guidelines of the Mississippi PSC, through the use of financial derivative contracts.

To mitigate residual risks relative to movements in electricity prices, the Company enters into physical fixed-price or heat rate contracts for the purchase and sale of electricity through the wholesale electricity market. To mitigate residual risks relative to movements in gas prices, the Company may enter into fixed-price contracts for natural gas purchases; however, a significant portion of contracts are priced at market.

Energy-related derivative contracts are accounted for in one of three methods:

- *Regulatory Hedges* – Energy-related derivative contracts which are designated as regulatory hedges relate primarily to the Company's fuel hedging programs, where gains and losses are initially recorded as regulatory liabilities and assets, respectively, and then are included in fuel expense as the underlying fuel is used in operations and ultimately recovered through the respective fuel cost recovery clauses.
- *Cash Flow Hedges* – Gains and losses on energy-related derivatives designated as cash flow hedges, are used to hedge anticipated purchases and sales and are initially deferred in other comprehensive income (OCI) before being recognized in income in the same period as the hedged transactions are reflected in earnings.

- *Not Designated* – Gains and losses on energy-related derivative contracts that are not designated or fail to qualify as hedges are recognized in the statements of income as incurred.

Some energy-related derivative contracts require physical delivery as opposed to financial settlement, and this type of derivative is both common and prevalent within the electric industry. When an energy-related derivative contract is settled physically, any cumulative unrealized gain or loss is reversed and the contract price is recognized in the respective line item representing the actual price of the underlying goods being delivered.

At December 31, 2009, the net volume of energy-related derivative contracts for natural gas positions for the Company, together with the longest hedge date over which it is hedging its exposure to the variability in future cash flows for forecasted transactions and the longest date for derivatives not designated as hedges, were as follows:

Net Purchased mmBtu*	Longest Hedge Date	Longest Non-Hedge Date
(in thousands)		
24,000	2014	-

* mmBtu - million British thermal units

For cash flow hedges, the amounts expected to be reclassified from OCI to revenue and fuel expense for the next 12-month period ending December 31, 2010 are immaterial.

Derivative Financial Statement Presentation and Amounts

At December 31, 2009 and 2008, the fair value of energy-related derivatives was reflected in the balance sheets as follows:

	Asset Derivatives			Liability Derivatives		
Derivative Category	**Balance Sheet Location**	**2009**	2008	**Balance Sheet Location**	**2009**	2008
		(in thousands)			*(in thousands)*	
Derivatives designated as hedging instruments for regulatory purposes						
Energy-related derivatives:	Other current assets	**$446**	$761	Liabilities from risk management activities	**$19,454**	$28,660
	Other deferred charges and assets	**105**	-	Other deferred credits and liabilities	**22,843**	24,057
Total derivatives designated as hedging instruments for regulatory purposes		**$551**	$761		**$42,297**	$52,717
Derivatives designated as hedging instruments in cash flow hedges						
Energy-related derivatives:	Other current assets	**$ -**	$159	Liabilities from risk management activities	**$ -**	$ 17
Derivatives not designated as hedging instruments						
Energy-related derivatives:	Other current assets	**$ 12**	$443	Liabilities from risk management activities	**$ -**	$ 614
Total		**$563**	$1,363		**$42,297**	$53,348

All derivative instruments are measured at fair value. See Note 9 for additional information.

At December 31, 2009 and 2008, the pre-tax effect of unrealized derivative gains (losses) arising from energy-related derivative instruments designated as regulatory hedging instruments and deferred on the balance sheets were as follows:

	Unrealized Losses			Unrealized Gains		
Derivative Category	**Balance Sheet Location**	**2009**	2008	**Balance Sheet Location**	**2009**	2008
		(in thousands)			*(in thousands)*	
Energy-related derivatives:	Other regulatory assets, current	**$ (19,454)**	$ (28,660)	Other regulatory liabilities, current	**$ 446**	$ 761
	Other regulatory assets, deferred	**(22,843)**	(24,057)	Other regulatory liabilities, deferred	**105**	-
Total energy-related derivative gains (losses)		**$ (42,297)**	$ (52,717)		**$ 551**	$ 761

For the years ended December 31, 2009, 2008, and 2007, the pre-tax effect of energy-related derivatives designated as cash flow hedging instruments on the statements of income were as follows:

Derivatives in Cash Flow Hedging Relationships	**Gain (Loss) Recognized in OCI on Derivative (Effective Portion)**			**Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)**			
					Amount		
Derivative Category	**2009**	2008	2007	**Statements of Income Location**	**2009**	2008	2007
		(in thousands)				*(in thousands)*	
Energy-related derivatives	**$ -**	$(929)	$(41)	Fuel	**$ -**	$ -	$ -

There was no material ineffectiveness recorded in earnings for any period presented.

For the years ended December 31, 2009, 2008, and 2007, the pre-tax effect of energy-related derivatives not designated as hedging instruments on the statements of income were immaterial.

Contingent Features

The Company does not have any credit arrangements that would require material changes in payment schedules or terminations as a result of a credit rating downgrade. There are certain derivatives that could require collateral, but not accelerated payment, in the event of various credit rating changes of certain affiliated companies. At December 31, 2009, the fair value of derivative liabilities with contingent features was $3.9 million.

At December 31, 2009, the Company had no collateral posted with its derivative counterparties; however, because of the joint and several liability features underlying these derivatives, the maximum potential collateral requirements arising from the credit-risk-related contingent features, at a rating below BBB- and/or Baa3, is $33.3 million.

Currently, the Company has investment grade credit ratings from the major rating agencies with respect to debt and preferred stock.

Generally, collateral may be provided by a Southern Company guaranty, letter of credit, or cash. The Company participated in certain agreements that could require collateral in the event that one or more Southern Company system power pool participants has a credit rating change to below investment grade.

11. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial data for 2009 and 2008 are as follows:

Quarter Ended	Operating Revenues	Operating Income	Net Income After Dividends on Preferred Stock
		(in thousands)	
March 2009	**$268,723**	**$31,418**	**$17,971**
June 2009	**286,681**	**40,899**	**21,933**
September 2009	**330,680**	**63,075**	**34,898**
December 2009	**263,337**	**20,665**	**10,165**
March 2008	$285,416	$28,712	$16,172
June 2008	297,932	39,410	24,005
September 2008	381,415	58,718	36,217
December 2008	291,779	20,488	9,566

The Company's business is influenced by seasonal weather conditions.

SELECTED FINANCIAL AND OPERATING DATA 2005-2009

Mississippi Power Company 2009 Annual Report

	2009	2008	2007	2006	2005
Operating Revenues (in thousands)	**$1,149,421**	$1,256,542	$1,113,744	$1,009,237	$969,733
Net Income after Dividends on Preferred Stock (in thousands)	**$84,967**	$85,960	$84,031	$82,010	$73,808
Cash Dividends on Common Stock (in thousands)	**$68,500**	$68,400	$67,300	$65,200	$62,000
Return on Average Common Equity (percent)	**13.12**	13.75	13.96	14.25	13.33
Total Assets (in thousands)	**$2,072,681**	$1,952,695	$1,727,665	$1,708,376	$1,981,269
Gross Property Additions (in thousands)	**$95,573**	$139,250	$114,927	$127,290	$158,084
Capitalization (in thousands):					
Common stock equity	**$658,522**	$636,451	$613,830	$589,820	$561,160
Redeemable preferred stock	**32,780**	32,780	32,780	32,780	32,780
Long-term debt	**493,480**	370,460	281,963	278,635	278,630
Total (excluding amounts due within one year)	**$1,184,782**	$1,039,691	$928,573	$901,235	$872,570
Capitalization Ratios (percent):					
Common stock equity	**55.6**	61.2	66.1	65.4	64.3
Redeemable preferred stock	**2.8**	3.2	3.5	3.6	3.8
Long-term debt	**41.6**	35.6	30.4	31.0	31.9
Total (excluding amounts due within one year)	**100.0**	100.0	100.0	100.0	100.0
Security Ratings:					
First Mortgage Bonds -					
Moody's	-	-	-	-	-
Standard and Poor's	-	-	-	-	-
Fitch	-	-	-	-	-
Preferred Stock -					
Moody's	**A3**	A3	A3	A3	A3
Standard and Poor's	**BBB+**	BBB+	BBB+	BBB+	BBB+
Fitch	**A+**	A+	A+	A+	A+
Unsecured Long-Term Debt -					
Moody's	**A1**	A1	A1	A1	A1
Standard and Poor's	**A**	A	A	A	A
Fitch	**AA-**	AA-	AA-	AA-	AA-
Customers (year-end):					
Residential	**151,375**	152,280	150,601	147,643	142,077
Commercial	**33,147**	33,589	33,507	32,958	30,895
Industrial	**513**	518	514	507	512
Other	**180**	183	181	177	176
Total	**185,215**	186,570	184,803	181,285	173,660
Employees (year-end)	**1,285**	1,317	1,299	1,270	1,254

	2009	2008	2007	2006	2005
Operating Revenues (in thousands):					
Residential	**$245,357**	$248,693	$230,819	$214,472	$209,546
Commercial	**269,423**	271,452	247,539	215,451	213,093
Industrial	**269,128**	258,328	242,436	211,451	190,720
Other	**7,041**	6,961	6,420	5,812	5,501
Total retail	**790,949**	785,434	727,214	647,186	618,860
Wholesale - non-affiliates	**299,268**	353,793	323,120	268,850	283,413
Wholesale - affiliates	**44,546**	100,928	46,169	76,439	50,460
Total revenues from sales of electricity	**1,134,763**	1,240,155	1,096,503	992,475	952,733
Other revenues	**14,658**	16,387	17,241	16,762	17,000
Total	**$1,149,421**	$1,256,542	$1,113,744	$1,009,237	$969,733
Kilowatt-Hour Sales (in thousands):					
Residential	**2,091,825**	2,121,389	2,134,883	2,118,106	2,179,756
Commercial	**2,851,248**	2,856,744	2,876,247	2,675,945	2,725,274
Industrial	**4,329,924**	4,187,101	4,317,656	4,142,947	3,798,477
Other	**38,855**	38,886	38,764	36,959	37,905
Total retail	**9,311,852**	9,204,120	9,367,550	8,973,957	8,741,412
Wholesale - non-affiliates	**4,651,606**	5,016,655	5,185,772	4,624,092	4,811,250
Wholesale - affiliates	**839,372**	1,487,083	1,026,546	1,679,831	896,361
Total	**14,802,830**	15,707,858	15,579,868	15,277,880	14,449,023
Average Revenue Per Kilowatt-Hour (cents):					
Residential	**11.73**	11.72	10.81	10.13	9.61
Commercial	**9.45**	9.50	8.61	8.05	7.82
Industrial	**6.22**	6.17	5.61	5.10	5.02
Total retail	**8.49**	8.53	7.76	7.21	7.08
Wholesale	**6.26**	6.99	5.94	5.48	5.85
Total sales	**7.67**	7.90	7.04	6.50	6.59
Residential Average Annual Kilowatt-Hour Use Per Customer	**13,762**	13,992	14,294	14,480	14,111
Residential Average Annual Revenue Per Customer	**$1,614**	$1,640	$1,545	$1,466	$1,357
Plant Nameplate Capacity Ratings (year-end) (megawatts)	**3,156**	3,156	3,156	3,156	3,156
Maximum Peak-Hour Demand (megawatts):					
Winter	**2,392**	2,385	2,294	2,204	2,178
Summer	**2,522**	2,458	2,512	2,390	2,493
Annual Load Factor (percent)	**60.7**	61.5	60.9	61.3	56.6
Plant Availability Fossil-Steam (percent)	**94.1**	91.6	92.2	81.1	82.8
Source of Energy Supply (percent):					
Coal	**40.0**	58.7	60.0	63.1	58.1
Oil and gas	**43.6**	28.6	27.1	26.1	24.4
Purchased power -					
From non-affiliates	**3.3**	4.4	3.0	3.5	5.1
From affiliates	**13.1**	8.3	9.9	7.3	12.4
Total	**100.0**	100.0	100.0	100.0	100.0

DIRECTORS AND OFFICERS
Mississippi Power Company 2009 Annual Report

Directors

Roy Anderson, III (1)
Chairman, President, and
Chief Executive Officer
Roy Anderson Holding Corporation
Gulfport, Mississippi. Elected 2007

Carl J. Chaney (2)
President and Chief Executive Officer
Hancock Holding Company
Gulfport, Mississippi. Elected 2009

Aubrey B. Patterson, Jr.
Chairman and Chief Executive Officer
BancorpSouth, Inc.
Tupelo, Mississippi. Elected 2005

Christine L. Pickering
Christy Pickering, CPA
Biloxi, Mississippi. Elected 2007

Martha D. Saunders, Ph.D.
President
The University of Southern Mississippi
Hattiesburg, Mississippi. Elected 2008

George A. Schloegel (3)
Chairman of the Board
Hancock Holding Company
Gulfport, Mississippi. Elected 1995

Philip J. Terrell, Ph.D.
Retired Superintendent
Pass Christian Public School District
Pass Christian, Mississippi. Elected 1995

Anthony J. Topazi
President and Chief Executive Officer
Mississippi Power Company
Gulfport, Mississippi. Elected 2003

Officers

Anthony J. Topazi
President and Chief Executive Officer

John W. Atherton
Vice President
External Affairs

Kimberly D. Flowers
Vice President and
Senior Production Officer

Donald R. Horsley
Vice President
Customer Services and Retail Marketing

Marsha S. Johnson
Vice President

Frances V. Turnage
Vice President, Treasurer, and
Chief Financial Officer

Cynthia F. Shaw
Comptroller

Vicki L. Pierce
Corporate Secretary and Assistant Treasurer

Wayne Boston (4)
Assistant Secretary and Assistant Treasurer

Melissa K. Caen (5)
Assistant Secretary and Assistant Treasurer

(1) Resigned effective April 9, 2010
(2) Elected on June 19, 2009
(3) Retired effective July 6, 2009
(4) Resigned effective September 1, 2009
(5) Elected effective September 1, 2009

CORPORATE INFORMATION
Mississippi Power Company 2009 Annual Report

General
This annual report is submitted for general information. It is not intended for use in connection with any sale or purchase of, or any solicitation of offers to buy or sell, securities.

Profile
The Company produces and delivers electricity as an integrated utility to both retail and wholesale customers within the State of Mississippi. The Company sells electricity to approximately 185,000 customers within its service area of more than 11,000 square miles in southeast Mississippi. In 2009, retail energy sales accounted for 62.8% of the Company's total sales of 14.8 billion kilowatt-hours.

The Company is a wholly owned subsidiary of The Southern Company, which is the parent company of four traditional operating companies, a wholesale generation subsidiary, and other direct and indirect subsidiaries.

Registrar, Transfer Agent, and Dividend Paying Agent
All series of Preferred Stock
Southern Company Services, Inc.
Stockholder Services
P.O. Box 54250
Atlanta, Georgia 30308-0250
(800) 554-7626

Trustee, Registrar, and Interest Paying Agent
All series of Senior Notes
Wells Fargo Bank, N.A.
Corporate Treasury Services
7000 Central Parkway NE
Suite 550
Atlanta, GA 30328
(770) 395-6408

There is no market for the Company's common stock, all of which is owned by Southern Company.

Dividends on the Company's common stock are payable at the discretion of the Company's board of directors. The dividends declared by the Company to its common stockholder for the past two years were as follows:

Quarter	2009	2008
First	$17,125	$17,100
Second	17,125	17,100
Third	17,125	17,100
Fourth	17,125	17,100

Number of Preferred Shareholders of record as of December 31, 2009 was 215.

Form 10-K
A copy of Form 10-K as filed with the Securities and Exchange Commission will be provided upon written request to the office of the Corporate Secretary at the Corporate Office address below:

Corporate Office
Mississippi Power Company
2992 West Beach Boulevard
Gulfport, Mississippi 39501
(228) 864-1211

Auditors
Deloitte & Touche LLP
Suite 1500
191 Peachtree Street, N.E.
Atlanta, Georgia 30303-1924

Legal Counsel
Balch & Bingham LLP
P.O. Box 130
Gulfport, Mississippi 39502

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